AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ------------------
                                INFORMAX, INC.
            (Exact name of registrant as specified in its charter)

                  DELAWARE                        7371                    56-1687783
    (State or other jurisdiction of   (Primary Standard Industrial      (IRS Employer
     incorporation or organization)    Classification Code Number)   Identification No.)

                              ------------------
   6010 EXECUTIVE BOULEVARD, 10TH FLOOR, ROCKVILLE, MD 20852, (301) 984-2206 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                 JOSEPH LEHNEN
                            CHIEF FINANCIAL OFFICER
                      6010 EXECUTIVE BOULEVARD, 10TH FLOOR
                              ROCKVILLE, MD 20852
                                (301) 984-2206
(Name,  address,  including zip code, and telephone number, including area code, of agent for service)

                              ------------------
                                   COPIES TO:

              MICHAEL J. SILVER                            JEFFREY E. COHEN
           Hogan & Hartson L.L.P.                          Coudert Brothers
    111 S. Calvert Street, Suite 1600                1114 Avenue of the Americas
             Baltimore, MD 21202                          New York, NY 10036
             (410) 659-2700                                 (212) 626-4400

                              ------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Effective Date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                                                          PROPOSED
                                                                PROPOSED MAXIMUM           MAXIMUM
            TITLE OF EACH CLASS                AMOUNT TO BE      OFFERING PRICE           AGGREGATE            AMOUNT OF
       OF SECURITIES TO BE REGISTERED           REGISTERED        PER UNIT (1)       OFFERING PRICE (1)     REGISTRATION FEE
-------------------------------------------   --------------   ------------------   --------------------   -----------------
Common Stock, par value $0.01 (2) .........       shares               $                 $75,000,000            $19,800

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

(2) Includes         shares which the  underwriters  have the option to purchase to cover over-allotments, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED          , 2000


PRELIMINARY PROSPECTUS


                                         SHARES


[GRAPHIC OMITTED]


                                  COMMON STOCK
                              ------------------

     This  is  an  initial  public  offering  of       shares of common stock of
InforMax, Inc. We are selling all of the shares of common stock offered under this prospectus.

     We  expect the public offering price for our common stock to be between $
and  $   per share. There is currently no public market for our common stock. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "INMX."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

                                                     PER SHARE       TOTAL
                                                    -----------   ----------
Public offering price ...........................     $            $
Underwriting discounts and commissions ..........     $            $
Proceeds to InforMax, Inc. ......................     $            $

                              ------------------
     We  have  granted  the  underwriters  a  30-day option to purchase up to an
additional         shares of common stock from us at the initial public offering price less the underwriting discount.

     The  underwriters  are severally underwriting the shares being offered. The
underwriters  expect  to  deliver  the  shares  in New York, New York, on      ,
2000.

                              ------------------
BEAR, STEARNS & CO. INC.

                           U.S. BANCORP PIPER JAFFRAY

                                                   ADAMS, HARKNESS & HILL, INC.


                  The date of this prospectus is        , 2000

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

[At the top of the page of the inside front cover appears numerous series of the letters "C," "A," "G" and "T" in varied order, size, shade and color, including red, blue, green and white. The letters are surrounded by and overlay various numbers, preceded by "+" signs. The numbers and letters appear as if they are rapidly moving horizontally across the page. Beneath the graphic appears the caption, "What's behind the genomic revolution?"]

[The bottom third of the page along the right side begins with the word "InforMax" in black and InforMax's greenish-blue, double helix logo above "High-Throughput Research(TM)." Beneath that is the word "GenoMax(TM)," above the phrase "Enterprise Bioinformatics System for High-Throughput Research" in a less bold style. Beneath that is the phrase "Vector NTI(Reg. TM) Suite" above the phrase "Desktop Software for Integrated Sequence Analysis and Data Management" in a less bold style.]

[Along the top left third of the inside two-page gatefold appears numerous series of the letters "C," "A," "G" and "T" in varied order, size, shade and color, including red, blue, green and white. The letters are surrounded by and overlay various numbers, preceded by "+" signs. The numbers and letters appear as if they are rapidly moving horizontally across the page. Running through the middle of the graphic is a green horizontal line with various vertical lines branching out above and below the horizontal line. The vertical lines end in bullets with the following words appearing next to the bullets (from left to right alternatively above and below the green horizontal line): "Customer Databases," "Online Data," "Integration of Data Types," "Our ResearchLogic Interface," "Java Framework," "Analysis," "Customized Data Presentation" and "Collaboration." Perpendicular to the green horizontal line, at the far left end of the graphic above the green horizontal line is the word "Input" in red font with an arrow pointing to the phrase "Experimental Data" preceded by a blue bullet appearing below the green horizontal line. Perpendicular to the green horizontal line, at the far right end of the graphic above the green horizontal line is the word "Results" in red font with an arrow pointing to "Knowledge," "Productivity," and "Products," each preceded by a blue bullet appearing below the green horizontal line. Beneath the far left side of the graphic is the phrase "From Data to Knowledge."]

[Along the bottom two thirds of the two page gatefold on the left side is "GenoMax" in blue above three pictures of computer screens, one for each of "Blast Results View," "SimBlockView," and "Array Analysis View." In the middle is "Vector NTI Suite" in blue above three pictures of computer screens for each of "Molecule View," "BioPlot(TM)" and "ContigExpress.(TM)" Along the right side of the bottom two thirds of the gatefold is the following disclosure:

     "InforMax is a leader in bioinformatic software for accelerated drug discovery, enabling pharmaceutical, biotechnology and research organizations worldwide to achieve greater insights through biological data mining and integrated sequence analysis.


GENOMAX(TM)

     Launched in late 1998, our GenoMax enterprise software has been purchased by 16 organizations engaged in genomic research.

     This large-scale data mining application integrates multiple genomic data types and enables researchers to automate complex analysis tasks. It is designed for a coordinated effort by a diverse team of scientists working across research divisions.


VECTOR NTI(Reg. TM) SUITE

     Launched in 1993, Vector NTI Suite has been licensed to over 17,000 desktops worldwide.

     This desktop application is a comprehensive sequence analysis and visualization tool for laboratory scientists engaged in genomic and protein sequence research. Vector NTI is designed to reflect the natural workflow and analytical processes used by a laboratory researcher."

In the bottom right hand corner of the two-page gatefold appears "InforMax" and the InforMax Double Helix Logo Design, above "High-Throughput Research(TM)."]

                              PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and our common stock being sold in this offering and our consolidated financial statements and the notes to our consolidated financial statements appearing elsewhere in this prospectus before making an investment decision. You should also consider the information discussed in "Risk Factors." Unless otherwise indicated, this prospectus assumes:

   o  the  automatic   conversion  of  our   outstanding   Series  A  redeemable
      convertible preferred stock into common stock upon closing of the offering;

   o the filing of our amended and restated certificate of incorporation, converting our non-voting class of common stock into voting common stock and authorizing a single class of voting common stock after the offering, and making other changes as are described elsewhere in this prospectus, and the amendment of our bylaws; and

   o no exercise by the underwriters of their option to purchase additional shares of stock in the offering to cover over-allotments, if any.

     The Company expects to effect a ___ - for-_____ stock split prior to closing of the offering.

OUR BUSINESS

     InforMax is a leading global provider of bioinformatic software solutions for the analysis and interpretation of genomic, proteomic and other biomolecular data. Since we introduced our Vector NTI Suite of desktop applications in 1993, we have sold our products to over 1,300 organizations worldwide, including over 500 biotechnology, pharmaceutical and agricultural-life science companies and over 800 academic and government research institutions. Our customers, including organizations such as Merck & Company, Genzyme Corporation, Proctor & Gamble, Johnson & Johnson, Bristol-Myers Squibb, Pfizer, AstraZeneca, Diversa Corporation, Novartis Agribusiness Biotechnology Research, the Whitehead Institute for Biomedical Research, Massachusetts Institute of Technology, University of Tokyo and the National Institutes of Health, rely on our software products to achieve greater research productivity.

     Our principal software products are our Vector NTI Suite for desktop computers and our more powerful and expensive GenoMax enterprise computing platform. Driven primarily by increased sales of Vector NTI Suite and the introduction of GenoMax in late 1998, our products and complementary services generated $10 million in revenues in 1999, representing a four-year compound annual growth rate of 105%, and a 143% increase over 1998. Building on our existing market penetration, we intend to grow our business through increased software sales and add new revenue through professional services, content channeling and distribution alliances and e-commerce offerings. As of June 30, 2000, we employed 172 people, including a sales and marketing team of 45, a research and product development team of 84 and an implementation and support staff of 17.

     Bioinformatic software applications, combined with automated laboratory research techniques, enable researchers to efficiently organize, share, analyze, and interpret genomic, proteomic, and other biomolecular data. Genomic data, including DNA sequences and genes, and proteomic data, including protein function, expression and interaction, form the genetic blueprint for all organisms. Bioinformatics is a key enabling technology representing the convergence of molecular biology, information technology and Internet communications.

OUR MARKET OPPORTUNITY

     Around the world, researchers in industry, academia, and government are producing vast quantities of data related to DNA sequence and gene function, genetic variation, gene expression, protein sequence, protein structure and interactions and cell processes. In June

2000, the Human Genome Project and Celera Genomics jointly announced that they had assembled the world's first working draft of the entire human genetic code, consisting of approximately 3.12 billion chemical bases, the subunits that make up DNA. A central problem now facing researchers is how to organize, integrate, analyze, visualize and interpret these complex and rapidly growing data sets to achieve breakthroughs in disease diagnosis, treatment and prevention, agricultural production, environmental management and industrial processes. We believe that the current and future markets for bioinformatic software products include all of the industries participating in the genomic revolution:

      o  Pharmaceutical and Biotechnology Companies;

      o  Academic and Government Research Institutions;

      o  Agricultural, Environmental and Industrial Biotechnology Companies; and

      o  Emerging Clinical Genomics Companies.

An independent industry report estimates that customer spending on third party bioinformatic software and data content was $290 million in 1998, growing to $1.2 billion in 2005. Given the broad opportunities created by the use of genomic, proteomic and other biomolecular data, and the efficiency and productivity gains that can be achieved through bioinformatic software, we believe that the market for our software solutions will continue to increase.

OUR SOLUTION

     In response to the challenges and market opportunities presented by the genomic revolution, we develop and deliver to our customers a portfolio of proprietary bioinformatic software products and complementary services. Our software products are flexible, scalable and are designed to integrate with one another. Our software allows researchers to incorporate, directly, or through the Internet, customer and third party analytical algorithms and data sets. Our current and announced product portfolio includes:

   o  Vector  NTI  Suite,  a  comprehensive   desktop   sequence   analysis  and
      visualization tool for the laboratory scientist engaged in genomic and protein sequence research.

   o Vector Enterprise, an enhancement to the Vector NTI Suite that incorporates a common relational database, allowing multiple users to share data and results in a secure environment. Vector Enterprise is scheduled for commercial launch in the third quarter of 2000.

   o GenoMax, a large-scale modular, enterprise-wide data mining and analysis application designed for a coordinated effort by a diverse team of scientists within or across commercial, academic or government research institutions. As of June 30, 2000, 16 organizations engaged in genomic research have purchased GenoMax.

OUR ADVANTAGES

     We believe that our competitive strengths position us to continue to be a global leader in bioinformatic software solutions:

     o    Superior products and a broad product portfolio;

     o    Superior bioinformatic engineering staff;

     o    Large existing customer franchise;

     o Vector NTI Suite's market penetration, which creates opportunities for new products and business lines; and

     o    Superior sales and marketing capabilities.

OUR STRATEGY

     Our goal is to become the leading provider of bioinformatic software solutions and establish our products as the effective industry standard. Elements of our strategy to achieve these goals include:

     o    Expand our customer franchise through sales of Vector NTI Suite;

     o Build on Vector NTI Suite's market penetration to establish GenoMax as the leading enterprise platform;

     o    Leverage  our  customer  base  for  new  business   lines,   including
          professional services, content channeling and distribution alliances and e-commerce opportunities;

     o    Enhance and expand our technology;

     o    Establish strategic relationships to maximize our revenues; and

     o    Engage in acquisitions and strategic investments.

OUR OFFICES

     InforMax, Inc. was incorporated in Delaware in May 1990. Our principal office is located at 6010 Executive Blvd., 10th Floor, Rockville, Maryland 20852. Our telephone number is (301) 984-2206. Our website is www.informaxinc.com. The information found on our website is not part of this prospectus.


                             --------------------

     The marks InforMax & Double Helix Design and Vector NTI are registered trademarks of InforMax, Inc. InforMax, InforMax's Double Helix Logo Design, AlignX, BioPlot, GenoMax, ContigExpress, High-Throughput Research and Software Solution for Bio-Medicine, are each trademarks of InforMax, Inc. and U.S. trademark applications for these marks have been filed. Vector Enterprise, Vector NTI Suite, and Dynamic License Server are trademarks of InforMax, Inc. All other product, service, and company names are trademarks of other parties.

                                 THE OFFERING

Common stock offered by us .................................   __________ shares
Common stock to be outstanding after this offering .........   __________ shares
Use of proceeds ............................................   We will use the net proceeds
                                                               of this offering for working
                                                               capital and other general
                                                               corporate purposes.
Proposed Nasdaq National Market symbol .....................   "INMX"

     The above information is based on our shares outstanding as of June 30, 2000 and excludes:

     o 8,038,996 shares issuable upon exercise of common stock options outstanding, including 2,753,096 issued under our equity incentive compensation plan at a weighted average exercise price of $0.669 per share as of June 30, 2000;

     o an aggregate of 812,272 shares reserved for future issuance under our equity incentive compensation plan; and

     o    outstanding warrants to purchase 24,000 shares of our common stock.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth a summary of our consolidated financial and certain operating data for the periods presented. The information in the table should be read together with our consolidated financial statements and related notes and with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                               YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------
                                                1995      1996       1997         1998          1999
                                             ---------- -------- ------------ ------------ -------------

                                                        (IN THOUSANDS EXCEPT PER SHARE DATA)

STATEMENTS OF OPERATIONS DATA:
Revenues:
  Software license and customer support        $  166    $  382    $  1,335     $  2,732     $   7,278
  Professional services ....................      403       636         867        1,394         2,737
                                               ------    ------    --------     --------     ---------
   Total revenues ..........................      569     1,018       2,202        4,126        10,015

Gross profit ...............................      405       690       1,448        2,855         7,998
Operating expenses:
  Selling, general and administrative ......      195       507       1,075        2,476         7,000
  Research and development .................      165       161         365        1,162         2,597
  Stock based compensation .................       22                   211           18           138
  Depreciation and amortization ............       --         3          18           94           272
                                               ------    ------    --------     --------     ---------
   Total operating expenses ................      382       671       1,669        3,750        10,007
Income (loss) from operations ..............       23        19        (221)        (895)       (2,009)
Net income (loss) ..........................   $   22    $    4    $   (134)    $   (567)    $  (1,315)
Net income (loss) applicable to common
  shares ...................................   $   22    $    4    $   (134)    $   (567)    $  (1,491)

Basic net income (loss) applicable per
  common share .............................   $ 0.01    $   --   $   (0.07)   $   (0.26)    $   (0.64)

Diluted net income (loss) applicable per
  common share .............................   $ 0.01    $   --   $   (0.07)   $   (0.26)    $   (0.64)


                                                 THREE MONTHS ENDED
                                                     MARCH 31,
                                             --------------------------
                                                 1999          2000
                                             ------------ -------------

                                                    (UNAUDITED)

STATEMENTS OF OPERATIONS DATA:
Revenues:
  Software license and customer support        $  1,049     $   2,411
  Professional services ....................        541           797
                                               --------     ---------
   Total revenues ..........................      1,590     $   3,208
Gross profit ...............................      1,176         2,683
Operating expenses:
  Selling, general and administrative ......      1,088         3,424
  Research and development .................        485           961
  Stock based compensation .................         17           556
  Depreciation and amortization ............         41           148
                                               --------     ---------
   Total operating expenses ................      1,631         5,089
Income (loss) from operations ..............       (455)       (2,406)
Net income (loss) ..........................   $   (337)    $  (2,450)
Net income (loss) applicable to common
  shares ...................................   $   (337)    $  (2,534)
Basic net income (loss) applicable per
  common share .............................  $   (0.15)    $   (1.01)
Diluted net income (loss) applicable per
  common share .............................  $   (0.15)    $   (1.01)


     Following is certain supplemental information for the periods presented:

                                                               YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------
                                                1995      1996       1997         1998          1999
                                             ---------- -------- ------------ ------------ -------------

                                                   (IN THOUSANDS, EXCEPT NUMBER OF VECTOR NTI SUITE
                                                  LICENSES BOOKED AND NUMBER OF GENOMAX SALES BOOKED)

Revenue Bookings.............................  $  569   $  1,033    $ 2,575      $ 5,571      $ 10,087

No. of Vector NTI Licenses Booked
   (cumulative)..............................

No. of Genomax Sales Booked (cumulative).....      --         --         --            2             8


                                                 THREE MONTHS ENDED
                                                     MARCH 31,
                                             --------------------------
                                                 1999          2000
                                             ------------ -------------

                                                    (UNAUDITED)

Revenue Bookings............................  $ 1,598       $ 4,107

No. of Vector NTI Licenses Booked
    (cumulative)............................

No. of Genomax Sales Booked (cumulative)....        3            10


     Revenue bookings represent all invoiced sales of products and services.

                                                                   AS OF MARCH 31, 2000
                                                        -------------------------------------------

                                                                        (UNAUDITED)
                                                                                       PRO FORMA AS
                                                            ACTUAL       PRO FORMA       ADJUSTED
                                                        -------------   -----------   -------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ...........................     $    889
Working capital (deficit) ...........................         (113)
Total assets ........................................        8,296
Total debt ..........................................       (2,611)
Redeemable convertible preferred stock ..............        4,179
Common stock and additional paid-in capital .........        2,534
Stockholders' equity (deficit) ......................       (3,066)

     See our consolidated financial statements and notes included elsewhere in this prospectus for a description of the computation of the historical and pro forma net loss per common share and the number of shares used in the historical and pro forma per share calculations in the statement of operations data above.

     The balance sheet data above sets forth a summary of our consolidated balance sheet at March 31, 2000:

     o    on an actual basis;

     o on a pro forma basis to give effect to the ___ for ___ stock split to be effected on ________, 2000, the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering, and the conversion of the outstanding nonvoting common stock into shares of voting common stock upon the closing of this offering; and

     o on a pro forma as adjusted basis to give effect to the ___ for ___ stock split to be effected prior to the closing of this offering, the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering, the conversion of the outstanding nonvoting common stock into shares of voting common stock upon the closing of this offering, and our receipt of the estimated net proceeds from the sale of ________ shares of common stock in this offering at an assumed initial public offering price of $____ per share (after deducting estimated underwriting discounts and commissions and our estimated offering expenses).

                                 RISK FACTORS

     You should carefully consider the following risks before you decide to buy our common stock. Our business, financial condition and operating results may suffer if any of the events described in the following risk factors actually occur. We may encounter additional risks that we are not currently able to identify. These may also adversely affect our business, financial condition or operating results. If any of the events we have identified, or those that we cannot currently identify, occur, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock in this offering.

                         RISKS RELATED TO OUR BUSINESS

THE MARKET FOR BIOINFORMATIC PRODUCTS AND SERVICES RELATED TO GENOMIC RESEARCH IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE MUST KEEP PACE WITH THESE CHANGES IN ORDER TO BE COMPETITIVE.

     The market for our products and services has undergone, and is expected to continue to confront, rapid technological change. In order for us to maintain a competitive position in our industry and develop and market products that are attractive to customers, our efforts must include:

     o the continued enhancement and expansion of the functions of our existing products; and

     o    the  development  and  introduction  of  new  software   products  and
          complementary   services  that  meet  evolving   customer   needs  and
          preferences and incorporate new technologies.

Our products and services may not be able to keep pace with technological change. The technological life cycles of our products or particular product versions are difficult to estimate. We may not be able to identify in a timely manner important evolving industry standards and may invest considerable resources in technologies that rapidly become obsolete. Our products or product versions may also become obsolete due to our competitors' introduction of products or services containing advanced technology and functions. If we do not keep pace with technological change and fail to develop, market and deliver new products or product versions in a timely manner, we could lose market share and our business would be seriously harmed.

IF   WE  ARE  UNABLE  TO  ESTABLISH  OUR  GENOMAX  BRAND,  AND  INCREASE  MARKET
PENETRATION FOR OUR VECTOR NTI SUITE BRAND, WE MAY NOT BE ABLE TO MAINTAIN AND EXPAND OUR EXISTING BASE OF CUSTOMERS AND STRATEGIC PARTNERS.

     We believe that the development of a strong brand identity for our products and services, particularly for our newer GenoMax enterprise product, will be critical to our ability to retain and attract customers as well as strategic partners who can assist us in promoting our products. The reputation of our brands will largely depend on our ability to provide high quality, user-friendly software products and complementary services that meet the needs of the genomic research community. Promotion and enhancement of our brand will also depend upon the effectiveness of our marketing and advertising efforts. If we do not successfully develop a strong brand identity for our products and services, we may not be able to retain or expand our base of customers and strategic partners, which would adversely affect our ability to achieve or sustain revenue growth and profitability.

WE MUST RETAIN, AND EXPAND UPON, OUR EXISTING CUSTOMER RELATIONSHIPS AND ADD NEW CUSTOMERS IN ORDER TO GROW OUR REVENUES AND ACHIEVE PROFITABILITY.

     In order to generate additional revenues sufficient to offset an anticipated significant increase in our expenses, we must obtain additional customers and retain, and expand upon, our existing customer relationships. Our ability to retain existing customers and add new customers depends upon our successful development of new products and services that respond to the evolving needs of the genomic research community. These goals are also significantly dependent upon the success of our sales and marketing efforts. We cannot assure you that our products and services will gain increased market acceptance. Much of our expectation for future growth is based upon growth in our sales of enterprise-wide software products. Since its commercial launch in late 1998, we have entered into agreements with 16 customers for our GenoMax enterprise platform. We are scheduled to commercially release our Vector Enterprise product in the third quarter of 2000. Our failure to add customers or expand upon our existing relationships with customers, particularly for our GenoMax enterprise product, would significantly harm our ability to generate revenue and to achieve profitability. In addition, we expect to derive a significant portion of our professional services revenue via subcontracts to contracts with the National Center for Biotechnology Information (NCBI) at the National Institutes of Health, the continuation of which subcontracts cannot be assured.

OUR PRODUCT DEVELOPMENT EFFORTS AND BUSINESS PROSPECTS SIGNIFICANTLY DEPEND UPON THE RETENTION AND EXPANSION OF OUR RESEARCH AND PRODUCT DEVELOPMENT GROUP.

     Our current and future business prospects are significantly dependent upon our ability to retain and expand upon our current research and product development group. The number of technical personnel with experience in the field of bioinformatics is limited and competition for qualified employees is intense. We may not be successful in retaining existing technical employees or recruiting and training additional skilled personnel. The loss of a significant number of employees in our research and product development group, occurring at one instance or over a period of time, could seriously harm our product development efforts and could cause us to incur significant costs associated with any resulting litigation or dispute arising in connection with the protection of our proprietary information.

OUR  FUTURE  REVENUES  AND  PROFITABILITY MAY DEPEND UPON OUR ABILITY TO DEVELOP
STRATEGIC   RELATIONSHIPS  AND  COLLABORATIONS  WITH  LARGER  ORGANIZATIONS  AND
PROVIDERS OF COMPLEMENTARY PRODUCTS AND SERVICES.

     A component of our business strategy is to develop strategic relationships, including co-marketing arrangements, content channeling and distribution alliances, e-commerce offerings and Internet-hosted delivery partnerships. We believe that through relationships with selected genomic content providers, third party information technology vendors, reagent vendors and application service providers, we can add revenues and increase market awareness and acceptance of our products. To date, we have entered into a limited number of these strategic relationships with providers of complementary products and services. We may not be successful in developing additional strategic relationships on terms favorable to us, if at all. Even if we are able to establish such relationships, we may not gain additional revenues, our products and services may not achieve broad market acceptance, and we may incur significant costs and harm to our industry reputation as a result of failed alliances. If we are unable to successfully develop these relationships, or if these relationships do not yield the results we anticipate, our ability to achieve profitability could be materially harmed.

WE HAVE INCURRED OPERATING LOSSES IN THE PAST, RESULTING IN AN ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

     We have incurred operating losses in most periods since our inception. We incurred net losses of approximately $0.6 million for the year ended December 31, 1998 and approximately $1.3 million for the year ended December 31, 1999. As of March 31, 2000, we had an accumulated deficit of approximately $4.6 million. We expect to continue to incur net losses for the foreseeable future. The extent of our future losses will depend, in part, on the rate of our revenue growth, if any, and the level of our expenses. We expect to invest substantial financial and other resources to develop and introduce new products, product versions and services, expand each of our research and product development and sales and marketing groups, and consider appropriate acquisitions and strategic relationships. As a result, we expect that our expenses will increase significantly. We will, therefore, need to generate significant additional revenue to achieve profitability. We cannot assure you that we will be able to generate sufficient additional revenues to achieve profitability. Even if we are able to achieve profitability, we may not be able to sustain profitability on a quarterly or annual basis. If we cannot achieve and maintain profitability, the market price of our common stock could suffer and you could lose all or part of your investment.

WE DEPEND ON OUR KEY PERSONNEL AND THE LOSS OF THEIR SERVICES OR THE DEVELOPMENT OF SUBSTANTIAL EXTERNAL TIME COMMITMENTS WOULD IMPAIR OUR ABILITY TO COMPETE.

     Our business is substantially dependent on the performance of our senior management and key employees, including those named in the "Management" section of this prospectus. We carry key person life insurance on only Dr. Titomirov, our Chief Executive Officer, and Dr. Babenko, our Chief Technology Officer. In addition, we have employment agreements with only Mr. Lehnen, our Chief Financial Officer, and Mr. Sullivan, our Senior Vice President of Marketing and Sales. The loss of the services of any member of our senior management or key personnel may significantly delay or prevent the implementation of our business strategy and could have a material adverse effect on our business.

     Our Chief Executive Officer, Dr. Titomirov, is also the chairman and a significant stockholder of an unrelated company, RealTimeHealth.com, Inc. ("RTH"). RTH is currently a development stage company that intends to allow health care consumers to establish individual baseline genetic profiles and then monitor them for a pattern variance over time through the Internet. RTH intends to hire and is currently seeking a chief executive officer. Dr. Titomirov currently anticipates that his duties as chairman of RTH will be limited to setting its strategic direction and being involved in fundamental decisions and activities of the board of directors generally. Although Dr. Titomirov has informed us that he currently intends to devote substantially all of his time to his duties as our Chief Executive Officer, he does not have an employment agreement with us, and there could be periods where his activities with RTH substantially reduce the time devoted to our operations, which could have a material adverse effect on our business.

     Our future success will also depend upon our ability to identify, recruit and retain additional qualified managerial personnel. There is currently a shortage of skilled executives and competition for such personnel in our industry is intense. We cannot assure you that we will be able to attract and retain personnel with the advanced qualifications necessary for the development of our business. The inability to attract and retain such personnel could have a material adverse effect upon our business.

WE EXPECT OUR RESULTS OF OPERATIONS TO VARY FROM QUARTER TO QUARTER IN FUTURE PERIODS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE OR DECLINE.

     We anticipate that our operating results will fluctuate on a quarterly basis as a result of a number of factors, many of which are outside of our control. Factors that may cause our quarterly results to fluctuate include the following:

     o the seasonal fluctuations of software procurement, particularly for bioinformatics software;

     o the timing of, commencement, delay, cancellation or completion of our software licensing agreements, strategic relationships and professional service activities, including installation and software customization;

     o the timing of license, royalty and other payments received under our agreements;

     o the introduction or cancellation of products and services by us and our competitors;

     o the timing of expenses associated with increased product development, expanded sales and marketing efforts, and acquisitions and strategic investments; and

     o the number and timing of orders for our GenoMax enterprise product, which can have a significant effect on revenues for a particular quarter.

     In addition, the manner in which we recognize revenue, in accordance with the generally accepted accounting principles, may cause our quarterly operating results to fluctuate substantially. In accordance with these principles, we may be required to defer all or a portion of the revenue from some of our software licenses sold in a particular quarter to a later quarter. Expenses associated with software licenses are not typically so deferred. For our maintenance contracts and professional services, we typically recognize revenues over the term of the contract. As a result of these practices, our quarterly operating results may vary significantly.

     As a result of the academic calendar, European business practices and commercial information technology procurement practices, we generally experience a significant reduction in sales in the third quarter of each calendar year which typically results in a corresponding reduction in operating revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of quarterly fluctuation in our operating results.

     Due to the factors described above and other risks discussed in this prospectus, you should not rely upon quarterly comparisons of our financial results. These comparisons are not necessarily meaningful nor are they a reliable indicator of our future performance. As a result of fluctuations in our quarterly results, the market price of our common stock may be subject to significant fluctuation and volatility.


CONSUMMATING THE SALE OF MANY OF OUR PRODUCTS AND SERVICES INVOLVES A LENGTHY SALES CYCLE, WHICH MAKES OUR REVENUES DIFFICULT TO PREDICT.


     The sales cycle for our enterprise software solutions, on which much of our expectations for future growth are based, is a lengthy and involved process. We may expend substantial effort and resources while marketing our products to potential customers. Our sales cycle is typically long for a number of reasons, including:

     o the decision to license and deploy enterprise-wide software, by its nature, is an organization-wide procurement decision, often requiring an evaluation by a significant number of constituencies in various functional and geographic areas, each often having specific and possibly conflicting requirements; and

     o the significant resources that are committed to an evaluation of our software solutions by a potential customer organization require us to expend substantial time, effort and money educating them about the value and comparative advantages of our products.

In addition, our agreements with customers and strategic partners often contain terms that are unique to that customer or partner and require extensive negotiation. We may expend substantial funds and effort to negotiate these agreements, but may ultimately be unable to consummate a sale of our products and services. As a result, predicting the timing and amount of our sales is difficult. Our inability to complete one or more enterprise-wide sales in a particular quarter or calendar year could materially adversely affect our business and would contribute to our operating results varying significantly from quarter to quarter.

ANY FAILURE TO ADEQUATELY SAFEGUARD OUR PROPRIETARY TECHNOLOGIES COULD HARM OUR COMPETITIVE POSITION.

     We currently rely upon a combination of trademark, patent, copyright and trade secret laws, employee and third party non-disclosure agreements and other contracts to protect our proprietary rights. Our efforts to protect our intellectual property may be inadequate. We may be unable to prevent others from offering products and services substantially similar to ours. Our business may also suffer as a result of the misappropriation of, and other unauthorized access, or use of, our proprietary technologies. Moreover, third parties may claim that our current or future products or product versions infringe upon their intellectual property. As a result of a third party's claim that we are infringing their intellectual property or our claim that a third party is infringing our intellectual property, litigation could arise. Litigation with respect to intellectual property could be a significant distraction to our management efforts, and we may incur significant costs, including the payment of any damages awarded. In the event that it is determined that one of our products or product versions infringe upon another's proprietary rights, we may be required to obtain a license in order to continue selling our products. Such a license may not be available to us on favorable terms, or at all. Our success also depends in part on our ability to secure and maintain adequate protection of our intellectual property for our technologies and products in other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies engaging in international business have encountered considerable difficulties in safeguarding their proprietary rights in foreign jurisdictions.

OUR BUSINESS IS DEPENDENT UPON THE SECURE OPERATION OF OUR COMPUTER SOFTWARE AND RELATED TOOLS AND FUNCTIONS.

     Our software facilitates collaboration among researchers and the sharing of research results. If there is a breach of security functions in our software, researchers' proprietary work product and data may be compromised and our customers would lose confidence in our software. We may be exposed to considerable liability as a result of defects or breaches of security in our products.


WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH, AND FUTURE GROWTH COULD SIGNIFICANTLY STRAIN OUR EXISTING RESOURCES.

     In recent years, we have experienced significant growth in the size of our customer base and the scope of our products and services. We also have expanded and intend to continue to expand our research and product development, marketing and sales, and professional services organizations. These factors have placed, and will continue to place, a significant strain on our management systems and resources. As a result of this offering, we will become a public company, which will place additional strain on our administrative, financial and operational systems. Our ability to manage our growth effectively will depend upon the ability of our officers and key employees to continue to implement and improve our operational, administrative and financial control systems and to expand, train and manage our workforce. Historically, we have focused a significant portion of our resources on the sale and development of our Vector NTI Suite of desktop products. We are currently seeking to increase market penetration and brand recognition of our GenoMax enterprise software platform and, accordingly are devoting an increasing portion of our resources to GenoMax related marketing and sales and professional services efforts. We may not be able to efficiently manage the above transitions. Failure to manage our growth effectively could affect our ability to retain and add customers and strategic partners and would materially and adversely affect our business, financial condition and results of operations.

WE SIGNIFICANTLY DEPEND UPON HOLDERS OF H-1B NON-IMMIGRANT VISAS TO STAFF OUR RESEARCH AND PRODUCT DEVELOPMENT TEAM AND OUR BUSINESS WOULD BE AFFECTED BY CHANGES IN U.S. IMMIGRATION LAW.

     We recruit professionals for our research and product development group on an international basis and, therefore, must comply with the immigration laws in the relevant countries, particularly the United States. The vast majority of our research and product development team are citizens of other countries, with most of those working in the U.S. under H-1B temporary visas. Under the American Competitiveness and Workforce Improvement Act of 1988, there is a statutory limit of 115,000 new H-1B visas that may be issued in fiscal year 2000 with such limit decreasing to 107,500 in 2001 and to 65,000 in fiscal year 2002 and thereafter. In any year in which this limit is reached, we may be unable to obtain a sufficient number of H-1B visas to employ those persons we would like to add to our research and product development group. If we are unable to obtain H1-B visas for our employees in sufficient quantities or in a timely manner, our product development efforts could be hampered and our business, operating results and financial condition could be materially adversely affected. Any changes in such laws making it more difficult to hire foreign nationals or limiting our ability to retain existing foreign employees, could require us to incur additional unexpected labor costs and expenses and could hamper product enhancement and expansion efforts.

IF WE ENGAGE IN ANY ACQUISITIONS OR STRATEGIC INVESTMENTS, WE MAY INCUR CERTAIN COSTS, STRAIN OUR RESOURCES AND ENCOUNTER OTHER RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS.

     We will consider acquiring businesses, technologies or products that we believe are a strategic fit with our business and strategy. If appropriate opportunities become available, we could issue additional equity securities that would dilute current stockholders' ownership, or incur substantial debt to finance such transactions. Methods of financing any acquisitions or strategic investments could result in a negative impact on our business, results of operation and financial condition. We may have difficulties integrating the businesses, products, technologies or personnel involved in any acquisition or strategic investment. Our integration efforts may result in significant expenditures of operating, financial and management resources that could materially and adversely affect our business. Acquisitions involve many other risks, including potential loss of key employees or customers, the assumption of significant liabilities, and the amortization of the intangible assets of acquired companies. As a result of these and other risks, any acquisitions or strategic investments may ultimately have a negative impact on our business, results of operation and financial condition.

PRODUCT DEFECTS OR MALFUNCTIONS COULD HURT OUR INDUSTRY REPUTATION AND EXPOSE US TO LIABILITY.

     Our  business  and  the  level  of customer acceptance of our bioinformatic software products are significantly dependent upon the continuous, effective and reliable operation of our computer software and related tools and functions. To the extent that our software malfunctions and our customers' use of our products is interrupted, our reputation and business could suffer. Software defects could be found in current or future products. We may also be subject to defects and malfunctions of third party technology partners and others with whom our products and services interoperate. We cannot assure you that we will not be exposed to liability for defects or errors associated with products and data whose sale we facilitate. Any such litigation could divert resources and management's attention from our business strategy and adversely affect our business.

WE MAY REQUIRE ADDITIONAL FUNDING TO EXECUTE OUR BUSINESS STRATEGY AND THAT FUNDING MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US, IF AT ALL.

     We expect that the proceeds from this offering and our existing capital resources will be sufficient to satisfy our operating plans for the next 24 months. We cannot assure you that we will not require additional financing during this period. We may satisfy any additional capital needs through public or private equity offerings, debt financings and other means. If we raise such financing through the issuance of additional equity securities, your ownership will be diluted. We may not be able to obtain additional financing when we need capital on terms favorable to us, if at all. If we cannot obtain such financing, we may be required to curtail certain marketing and sales activities and certain product development efforts.

                         RISKS RELATED TO OUR INDUSTRY

THE BIOINFORMATIC PRODUCTS AND SERVICES MARKET IS INTENSELY COMPETITIVE AND EVOLVING.

     We face, and expect to continue to face, intense competition from third party commercial software vendors, bioinformatics developers and academic and government research institutions that are either currently providing, or pursuing, technologies and products that are similar to our own. We also face significant competition from the internal bioinformatics departments of some of our customers and organizations that are potential customers of our products and services. Our customers and potential customers, including providers of genomic and proteomic data, may elect to internally develop their own bioinformatic software. Potential customers for our products may be unwilling to abandon their prior internal efforts to look to an outside, third party source to provide their bioinformatic solutions. We may also face competition from organizations engaging in the provision of Internet-hosted, bioinformatic software, as well as companies facilitating Internet-based e-commerce between participants in our industry. We cannot assure you that we will be able to compete successfully with the organizations described above in the market to provide bioinformatic products and related services.

     Many of our competitors have longer operating histories, stronger name recognition and significantly greater financial, technical and marketing resources than us. As a result of these advantages, our competitors may be better able to adopt more aggressive pricing policies and better positioned to respond to changes in customer preference or technology. To remain competitive, we believe that we must continue to expand and enhance the functionality of our bioinformatic software products and respond timely and effectively to evolving industry standards or technology. Our competitors may develop technologies that are superior to ours. We cannot assure you that technology developments by others, including our customers and potential customers, will not render our products and services obsolete or noncompetitive.

IF THE USE OF GENOMIC INFORMATION DOES NOT OCCUR AS WE EXPECT, OUR GROWTH WILL BE SIGNIFICANTLY HAMPERED.

     The application of genomic information to pharmaceutical discoveries, agricultural production, environmental management and industrial processes is an evolving and unproven practice. Few products have been developed and commercialized resulting from recent genomic discoveries. If our current customers and potential customers are unable to utilize genomic information in their discovery and development efforts, the current target market for our products or services will not materialize, which would materially and adversely affect our business.


THE  SALE OF OUR PRODUCTS AND SERVICES IS SUBJECT TO THE INDUSTRY RISKS FACED BY
OUR   CUSTOMERS  AND  POTENTIAL  CUSTOMERS,  INCLUDING  THE  PHARMACEUTICAL  AND
BIOTECHNOLOGY INDUSTRIES.


     Sales of our products and services are subject to all of the risks and uncertainties of our customers, including those that affect the pharmaceutical and biotechnology industries. Sale of our products and services may encounter difficulties as a result of any reduction or delay in the research and development expenditures of our customers' industries. Sales to NCBI and other government institutions are subject to changes in public funding. Pharmaceutical and biotechnology industries have been subject to an increase in governmental regulations and reform proposals in recent years. We currently derive,  and  expect  for  the  foreseeable  future  to  continue  to  derive, a significant portion of our revenues from customers engaged in the pharmaceutical and biotechnology industries. Our sales may indirectly be affected by changes in government regulation covering such customers, including regulation relating to drug development, genomic research, genetic testing, healthcare reform and the sale of products and transfer of healthcare data over the Internet.

THE PRODUCTS AND THE ACTIVITIES OF OUR CUSTOMERS MAY BE SUBJECT TO CHANGING REGULATION THAT COULD ADVERSELY AFFECT GENOMIC RESEARCH AND REDUCE MARKET DEMAND FOR OUR PRODUCTS.

     Because our customers' products potentially touch on areas involving human health, they are affected by current or future government regulation, including regulation by the U.S. Food and Drug Administration. Recently, the Clinton administration proposed legislation regarding oversight of the sale of medical products over the Internet and announced its intention to implement a set of regulatory initiatives governing genetically engineered agricultural products. In addition, numerous laws covering genetic testing of humans, the privacy and security of human genetic information, and the storage and transmission of individually identifiable health care information have been introduced or passed at the state and federal levels. As a result of these and other reform and regulatory efforts, governmental involvement in those industries applying genomic research may increase, affecting the operating environment for customers and potential customers in our target markets. We cannot assure you that customers and potential customers for our bioinformatic software products and related services will not curtail or defer technology investments in response to the proposal or institution of these governmental efforts. Moreover, any exposure by us to liability or increased government scrutiny resulting from regulatory or legal changes would distract the efforts of our organization and require us to spend significant time and resources in connection with any resulting litigation or regulatory compliance.

CONSOLIDATION WITHIN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES MAY HARM OUR EFFORTS TO MARKET AND COMMERCIALIZE OUR BIOINFORMATIC SOFTWARE PRODUCTS.

     A significant portion of our customer base consists of pharmaceutical and biotechnology companies. Mergers between large multinational pharmaceutical companies have accelerated in recent years. Continued consolidation within the pharmaceutical and biotechnology industries may result in fewer customers for our products and services and greater competition between our competitors and us. If one of the parties to a consolidation uses the products or services of our competitors, we may lose existing customers as a result of such consolidation.

WE MAY BE EXPOSED TO LIABILITY ASSOCIATED WITH CONTENT ERRORS IN DATABASES FOR WHICH WE PROVIDE DELIVERY AND ANALYSIS TOOLS.

     We intend to integrate data housed on public and private content databases into our bioinformatic software products. We cannot assure you that we would not be subject to claims of liability associated with damages resulting from any erroneous third party data that we integrate into our products or for which we facilitate delivery and analysis, even if not integrated into our products.

OUR BUSINESS MAY BE MATERIALLY AND ADVERSELY AFFECTED AS A RESULT OF ETHICAL, LEGAL AND SOCIAL CONCERNS SURROUNDING THE USE OF GENOMIC INFORMATION.

     A number of ethical, legal and social concerns, including issues related to privacy, confidentiality and fairness, have arisen as a result of the increased availability of genomic information. Government and private entities are currently exploring issues, including:

     o    ownership and control of genomic information;

     o    definition of normal conditions, disabilities and disorders; and

     o determination of access rights to resulting expensive technologies and responsibility for payment for such treatments.

As a result of these and numerous other ethical, legal and social issues, including those not currently contemplated, government authorities may limit, or increasingly regulate biomolecular research and the use of products resulting from such research. Such restrictions could reduce the number of markets and potential customers for our products and could materially and adversely affect our business.

                        RISKS RELATED TO THIS OFFERING

OUR COMMON STOCK MAY HAVE A VOLATILE TRADING PRICE AFTER THIS OFFERING.

     Prior to this offering, our common stock has not been sold in a public market. You will pay a price that we negotiated with the representatives of the underwriters based on a number of factors. The price you pay for our stock in this offering may be different from a price established in a competitive market. After this offering, an active trading market in our stock might not develop. If an active trading market does develop, it may not continue. If an active trading market does develop, the trading price of our common stock may fluctuate widely as a result of a large number of factors. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies involved in the software and biotechnology industries, which have often been unrelated to the operating performance of these companies. Our stock price could fluctuate as a result of these changing market conditions.

FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL.

     If our existing stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding options or warrants, or if the market perceives that such sales may occur, the market price of our common stock may fall. These sales also might make it more difficult for us to raise funds by sales of equity or equity-related securities or engage in acquisitions  or  strategic  investments  at  a  time  and  price  that  we deem
appropriate.  After  this  offering, we will have outstanding          shares of
common  stock.  This  includes  the           shares of common stock that we are
selling in this offering and which may be resold in the public market immediately. This also includes approximately 6,823,545 shares of common stock which are not registered but which are eligible for sale, subject to compliance with Rule 144 or Rule 701 under the Securities Act. While the holders of of these shares are subject to lock-up agreements with the underwriters in the offering for 180 days after the date of the final prospectus for the offering, Bear, Stearns & Co. Inc., in its sole discretion, may release any portion or all of these shares from the lock-up restrictions. In addition, sales of a substantial number of shares could occur at any time after the expiration of the 180-day period. Holders of 3,933,913 shares of our common stock, or warrants exercisable for our common stock, are entitled to certain registration rights. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could cause a decline in the market price of our common stock. If we were to include, in a registration statement initiated by us, shares held by these holders in accordance with their registration rights, the inclusion of such shares may reduce our ability to raise capital.


OUR EXECUTIVE OFFICERS AND DIRECTORS AND THEIR AFFILIATES WILL OWN A LARGE PERCENTAGE OF OUR COMMON STOCK FOLLOWING THE OFFERING AND WILL HAVE THE ABILITY TO INFLUENCE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Following the completion of this offering, our executive officers, directors and their affiliates will own approximately % of the outstanding shares of common stock. As a result, these stockholders will be able to substantially influence all matters requiring stockholder approval and, thereby, our management and affairs. Matters that will require stockholder approval include:

     o    election of directors;

     o    approval of certain mergers or consolidations;

     o    sale of all or substantially all of our assets; and

     o issuance of large amounts of our shares in private transactions or acquisitions.

     This concentration of ownership may delay, deter or prevent acts that would result in a change of control of our company, which in turn could reduce the market price of our common stock. This concentration may also prevent new investors from influencing significant corporate decisions.

INVESTORS PARTICIPATING IN THIS OFFERING WILL INCUR IMMEDIATE DILUTION OF THEIR COMMON STOCK BASED ON ITS BOOK VALUE AFTER THE OFFERING.

     The  offering  price  will  be  substantially higher than the pro forma net tangible  book  value  of  our common stock as of March 31, 2000. At the assumed
offering  price  of  $       per share, the pro forma net tangible book value of
the  common  stock  will  be $       per share. This represents an immediate and
substantial  dilution  per  share  of $       for investors purchasing shares in
this offering. The dilution per share represents the difference between the amount per share paid by the purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. In addition, to the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

OUR   CHARTER  AND  BYLAWS  AND  DELAWARE  LAW  CONTAIN  PROVISIONS  THAT  COULD
DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

     Our charter and our bylaws, and portions of Delaware law, contain provisions that could make it more difficult for a third party to obtain control of InforMax, even if doing so would be beneficial to stockholders. For example, our amended and restated certificate of incorporation to be effective upon the closing of this offering provides for a classified board of directors, allows the board of directors to expand its size and fill any vacancies without stockholder approval, and allows the board of directors to classify and issue preferred stock without stockholder approval. Our bylaws restrict the ability of stockholders to call a special meeting and require advance notice of stockholder proposals. Delaware law makes it difficult for us to be acquired by a significant stockholder that is not approved in advance by our board of directors.

WE WILL RETAIN BROAD DISCRETION IN THE USE OF THE NET PROCEEDS WE RECEIVE FROM THIS OFFERING AND MAY SPEND A SUBSTANTIAL PORTION IN WAYS WITH WHICH YOU DISAGREE.

     We will retain a significant amount of discretion over the use of our net proceeds from this offering, as well as over the timing of our expenditures. Because of the number and variability of factors that will determine our use of the net proceeds, we may apply the net proceeds in ways with which you disagree.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus that are forward-looking statements. These statements are subject to risks and uncertainties. These forward-looking statements are generally accompanied by words such as "may," "will," "intend," "anticipate," "believe," "estimate," "expect," "should" or similar expressions or the negative of the expressions. These statements are only predictions and actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should understand that these forward-looking statements are subject to a number of assumptions, risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from the estimates or projections we make in our forward-looking statements include those described in "Risk Factors." In light of the risks we describe in "Risk Factors," the forward-looking events we discuss in this prospectus may not occur. We are under no duty to publicly update or revise any of the forward-looking statements after the date of this prospectus.

                      SPECIAL NOTE REGARDING MARKET DATA

     We use market data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. With regard to market data for customer spending on third party bioinformatic software and data content, we have relied upon the data from a 1998 report from Front Line Strategic Management Consulting, reporting 1998 market size and estimated 2005 market size. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor any of the underwriters can guarantee that any such information used in this prospectus is accurate.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of our common stock of approximately $ million, or approximately $ million if the underwriters' over-allotment option is exercised in full. This estimate is based on an assumed public offering price of $ per share, and deducts the estimated underwriting discounts and commissions and our estimated offering expenses.

     The principal purposes of this offering are to provide working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We intend to use the net proceeds of this offering primarily for working capital and other general corporate purposes. Proceeds may also be used to discharge any amounts outstanding under our bridge loan, up to a maximum amount of $3.0 million, with PNC Bank, National Association. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Until we use the net proceeds of this offering, we intend to invest them in U.S. government securities or investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We expect to retain all earnings, if any, generated by our operations for the development and growth of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. However, our board of directors is free to change our dividend policy in the future, based upon factors such as our results of operations, financial condition, cash flow, cash needs and future prospects. If our board of directors were to change our dividend policy, so long as we have any amount outstanding under our credit facilities with PNC Bank, National Association, we would be required to obtain PNC Bank's written consent prior to the declaration or payment of such dividends.

                                CAPITALIZATION

     The following table shows our capitalization as of March 31, 2000:

     o    on an actual basis;

     o    on a pro forma  basis to give  effect to the            for
          stock split to be effected on _________, 2000; the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering and the conversion of the outstanding nonvoting common stock into shares of voting common stock upon the closing of this offering; and

     o    on a pro forma basis as adjusted to reflect the          for
          stock split to be effected prior to the closing of this offering; the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering; the conversion of the outstanding nonvoting common stock into shares of voting common stock upon the closing of this offering; and our receipt of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed offering price of $ per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses).

                                                                             AS OF MARCH 31, 2000
                                                                 --------------------------------------------
                                                                                   (UNAUDITED)

                                                                                                   PRO FORMA
                                                                      ACTUAL        PRO FORMA     AS ADJUSTED
                                                                 ---------------   -----------   ------------
Long-term debt ...............................................    $    959,732
Series A redeemable convertible preferred stock, par
 value $0.01 - 2,161,265 shares authorized, issued,
 and outstanding, actual, no shares authorized,
 issued or outstanding pro forma and pro forma as
 adjusted ....................................................       4,179,124
                                                                  ------------          ------
Stockholders' equity (deficit):
 Common stock - voting, par value $0.01; 1,595,455
   shares authorized, 1,500,000 shares issued and
   1,350,000 shares outstanding, actual;
   shares authorized           shares issued and
       shares outstanding, pro forma;
       shares authorized      shares
   issued and      shares outstanding, pro
   forma as adjusted .........................................          15,000
 Common stock - nonvoting, par value $0.01,
   14,931,864 shares authorized, 2,468,000 shares
   issued and 2,278,000 shares outstanding, actual;
       shares authorized,     shares
   issued and      shares outstanding, pro
   forma;      shares authorized,
   shares issued and      shares outstanding,
   pro forma as adjusted .....................................          24,680
Additional paid-in capital ...................................       2,494,727
Deferred compensation ........................................        (857,863)
Accumulated deficit ..........................................      (4,623,221)
Treasury stock, 340,000 shares - at cost .....................        (119,000)
                                                                  ------------          ------
    Total stockholders' equity (deficit) .....................      (3,065,677)
                                                                  ------------          ------
Total liabilities and stockholders' equity (deficit) .........    $  8,295,812         $
                                                                  ============         =======

     In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

     o 8,658,370 shares issuable upon exercise of outstanding options including 2,637,470 issued under our equity incentive compensation plan at a weighted average exercise price of $0.515 per share as of March 31, 2000; and

     o    393,530  shares   available  for  future  issuance  under  our  equity
          incentive compensation plan.


Please read the capitalization table together with our consolidated financial statements and related notes and with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of
Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                   DILUTION

     Our  pro forma net tangible book value as of March 31, 2000 was $      , or
$        per  share.  Pro forma net tangible book value per share represents the amount of our total pro forma tangible assets reduced by the amount of our total pro forma liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 2000. These pro forma amounts assume
our  sale  of          shares of our common stock in this offering at an assumed
initial  public  offering  price of $       per share also occurred on March 31,
2000. After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book
value  at  March  31, 2000 would have been approximately $      , or $       per
share.  This  represents  an  immediate  increase in pro forma net tangible book
value  of  $       per  share  to our stockholders prior to this offering and an
immediate  dilution  of  $       per share to new investors. The following table
illustrates this per share dilution:

Assumed initial public offering price per share .......................            $
Pro forma net tangible book value per share at March 31, 2000 .........   $
 Increase in pro forma net tangible book value per share
   attributable to new investors ......................................   $
Adjusted pro forma net tangible book value per share after this offering .............................................................
                                                                                   -------
Dilution per share to new investors ...................................            $
                                                                                   =======

     If the underwriters exercise their over-allotment option in full, there will be an increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ to new investors. Our existing stockholders would own % and our new public investors would own % of the total number of shares of our common stock outstanding after this offering.

     The following table summarizes on a pro forma basis after giving effect to the offering, as of March 31, 2000, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid before deducting estimated discounts and commissions and estimated offering expenses payable by us:

                                                                                  AVERAGE PRICE
                                         SHARES                  TOTAL             PER COMMON
                                       PURCHASED             CONSIDERATION            SHARE
                                  --------------------   ---------------------   --------------
                                   NUMBER     PERCENT     AMOUNT      PERCENT
                                  --------   ---------   --------   ----------
Existing stockholders .........                      %    $                  %       $
New investors .................                                                      $
                                  --------     -----      --------     ----          ----------
 Total ........................                  100%                    100%        $
                                  ========     =====      ========     =====         ==========

     The foregoing discussion and tables are based upon the number of shares actually issued and outstanding on March 31, 2000 and assume no exercise of options outstanding as of March 31, 2000. As of that date, there were 8,658,370 shares issuable upon exercise of options outstanding at a weighted average exercise price of $0.515 per share as of March 31, 2000.

     To the extent that these or any other outstanding options or warrants are exercised, there will be further dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     You should read our selected consolidated financial data together with our consolidated financial statements and their related notes and with
"Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have included elsewhere in this prospectus. We have derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial statements have been audited by Deloitte & Touche LLP. We have derived the statement of operations data for the years ended December 31, 1995 and 1996 from our unaudited consolidated financial statements that are not included in this prospectus. The balance sheet data as of December 31, 1995 and 1996 are derived from our unaudited consolidated financial statements that are not included in this prospectus. The balance sheet data as of December 31, 1997 are derived from our audited consolidated financial statements that are not included in this prospectus.

     We have derived the statement of operations data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 from our unaudited consolidated financial statements, which have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods.

     The historical results presented below are not necessarily indicative of future results.

                                                                                                     THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                       MARCH 31,
                                             ----------------------------------------------------- -----------------------
                                              1995      1996       1997       1998         1999       1999        2000
                                             ------ ----------- --------- ------------ ----------- --------- -------------
                                                                                                         (UNAUDITED)
                                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Software license and customer support .....  $166    $ 382      $1,335     $2,732      $  7,278    $1,049     $ 2,411
 Professional services .....................   403      636         867      1,394         2,737       541         797
                                              ----    -----      ------      ------     --------    ------     -------
   Total revenues ..........................   569    1,018       2,202      4,126        10,015     1,590     $ 3,208
Cost of revenues:
 Software license and customer support .....     8       19          38        190           405        71         100
 Professional services .....................   156      309         716      1,081         1,612       343         425
                                              ----    -----      ------      ------     --------    ------     -------
   Total cost of revenues ..................   164      328         754      1,271         2,017       414         525
Gross profit ...............................   405      690       1,448      2,855         7,998     1,176       2,683
Operating expenses:
 Selling, general and administrative .......   195      507       1,075      2,476         7,000     1,088       3,424
 Research and development ..................   165      161         365      1,162         2,597       485         961
 Stock based compensation ..................    22       --         211         18           138        17         556
 Depreciation and amortization .............    --        3          18         94           272        41         148
                                              ----    -----      ------      ------     --------    ------     -------
   Total operating expenses ................   382      671       1,669      3,750        10,007     1,631       5,089
Income (loss) from operations ..............    23       19        (221)      (895)       (2,009)     (455)     (2,406)
Other income (expense):
 Investment earnings .......................    --       --          --         --            66        --           6
 Interest expense ..........................    --       (4)        (19)       (60)          (87)      (15)        (45)
 Other .....................................    --       --         (12)        (3)          (11)       --          (5)
                                              ----    -------    ------      --------   --------    ------     ----------
   Total other income (expense) ............    --       (4)        (31)       (63)          (32)      (15)        (44)
Income (loss) before income taxes ..........    23       15        (252)      (958)       (2,041)     (470)     (2,450)
Income tax expense (benefit) ...............     1       11        (118)      (391)         (726)     (133)         --
                                              ----    -------    ------      -------    --------    ------     ---------
Net income (loss) ..........................  $ 22    $   4      $ (134)     $(567)     $ (1,315)   $ (337)    $(2,450)

                                                                                                THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                       MARCH 31,
                                          -------------------------------------------------- -------------------------
                                           1995   1996     1997       1998         1999         1999         2000
                                          ------ ------ ---------- ---------- -------------- ---------- --------------
                                                                                                    (UNAUDITED)
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Accretion of transaction costs on
 redeemable convertible preferred stock .   --     --         --         --           (8)          --           (4)
Accrued dividend on redeemable
 convertible preferred stock ............   --     --         --         --         (168)          --          (80)
Net income (loss) applicable to common
 shares .................................  $22    $ 4    $  (134)   $  (567)     $(1,491)     $  (337)     $(2,534)
                                           ===    ===    =======    =======      =========    =======      =========
Basic net (loss) applicable per common
 share ..................................  $--    $--    $ (0.07)   $ (0.26)     $ (0.64)     $ (0.15)     $ (1.01)
                                           ===    ===    =======    =======      =========    =======      =========
Diluted net income (loss) applicable per
 common share ...........................  $--    $--    $ (0.07)   $ (0.26)     $ (0.64)     $ (0.15)     $ (1.01)
                                           ===    ===    =======    =======      =========    =======      =========

                                                                    AS OF DECEMBER 31,                     AS OF MARCH 31,
                                                   ----------------------------------------------------   ----------------
                                                    1995     1996      1997        1998         1999            2000
                                                   ------   ------   --------   ---------   -----------   ----------------
                                                                                                             (UNAUDITED)
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents ......................    $ 16     $ 35     $  382     $  296      $  1,399         $    889
Working capital (deficit) ......................      72       62        371       (419)        1,040             (113)
Total assets ...................................     114      250      1,114      2,883         7,265            8,296
Capital lease obligations, less current
 portion .......................................      --        8         55        182            92               69
Equipment loan facility, less current
 portion .......................................      --       --         --         --           623              960
Total liabilities ..............................      38      174        974      3,288         4,887            7,182
Redeemable convertible preferred stock .........      --       --         --         --         4,095            4,179
Common stock and additional paid-in
 capital .......................................     233      233        550        588           975            2,534
Stockholders' equity (deficit) .................      76       76        139       (405)       (1,717)          (3,066)

     See our consolidated financial statements and notes included elsewhere in this prospectus for a description of the computation of the historical and pro forma net loss per share and the number of shares used in the historical and pro forma per share calculations in statement of operations data above.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of our consolidated financial condition and results of operations. You should read this discussion together with our consolidated financial statements and the related notes, which we have included elsewhere in this prospectus. We make some forward-looking statements about our future performance. These forward-looking statements include numerous risks and uncertainties, such as those described in the "Risk Factors" section of this prospectus, and accordingly our actual results may differ materially.

OVERVIEW

     We are a leading global provider of bioinformatic software solutions for the analysis and interpretation of genomic, proteomic and other biomolecular data. Since beginning commercial operations in 1993, we have dedicated substantial resources to expand and enhance our software product lines, increase our sales and marketing efforts, and enlarge and diversify our customer base.

     In 1993, we commercially released our first desktop software product, the current version of which is marketed as our Vector NTI Suite 6.0 for desktop computers. In September 1998, we commercially released our Software Solution for Bio-Medicine enterprise computing platform, the current version of which is marketed as GenoMax 2.5.

     To date, we have sold over 17,000 desktop licenses for Vector NTI Suite and 16 enterprise licenses for GenoMax. Our customer base includes over 1,300 organizations worldwide, including over 500 biotechnology, pharmaceutical and agricultural-life science companies and over 800 academic and government research institutions. In 1999, our 10 largest customers accounted for less than 37% of our total software license revenues. We provide sales, marketing, implementation and support services for our products. Our Vector NTI Suite and GenoMax software products are considered off the shelf products that require only routine installation to be fully functional by the end user.

     Our revenue has increased substantially in recent years. Revenue for the year ended December 31, 1999 represents a four-year compound annual growth rate of 105% and a 143% increase over the prior year.

     We currently generate revenues from software sales and software-related professional services. Software sales consist of software license fees, maintenance fees, and related customer training. Professional services have historically consisted of software development services provided under contracts to the National Center for Biotechnology Information (NCBI) at the National Institutes of Health and beginning in 2000 have also included customer-specified software installation, integration and customization services related to our commercial software products. NCBI contracts for professional services through intermediaries for whom InforMax serves as a subcontractor. These agreements may be terminated on behalf of NCBI at any time.

     We expect to generate future revenues from our channeling and distribution alliances and from e-commerce offerings. Channeling alliances include agreements with data content providers to integrate their biomolecular databases with our software products and to resell subscriptions to these databases  to  our  customers.  Distribution  alliances  include agreements with providers of specialized bioformatic hardware to integrate and resell their hardware with our software products. To date, we have entered into three agreements to resell third party data content or technology hardware. E-commerce offerings will include incorporating Internet hyperlinks into our Vector NTI Suite and entering into related partnerships with laboratory reagent vendors to generate transaction fees on sales we facilitate.

     We recognize software license revenues based upon the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 97-2 ("SOP No. 97-2"), Software Revenue Recognition, which is the recognized standard within the industry. Accordingly, software revenues are recognized upon  the  customer's  execution  of  a  non-cancelable  license  agreement  and delivery of the software, provided that the license fee is fixed and determinable, collectibility is probable, and customization of the software is not required. Following the provisions of SOP No. 97-2, for multi-element software contracts in which the fair value of undelivered elements are not determinable, we have deferred the full amount of contract revenue until fair value is determined or delivery of all elements has occurred, unless the only undelivered element is maintenance in which case revenue is recognized ratably over the remaining maintenance period.

     In connection with our software licenses, we also enter into maintenance contracts that provide for technical support and periodic unspecified upgrades. During 1998 and 1997, we recognized maintenance revenue together with the initial licensing fee upon delivery of the software when all of the following were met: (1) the maintenance fee was included with the initial licensing fee,
(2) the maintenance revenue to be recognized was for one year or less, (3) the estimated cost of providing maintenance during the arrangement was insignificant, and (4) any unspecified upgrades were expected to be minimal. We recognized revenues from software maintenance contracts that extended beyond one year ratably over the maintenance period. During 1999, due to the introduction of and increased sales of new modules, product enhancements and product versions, we increased our maintenance support staff to levels for which the estimated cost of providing maintenance was no longer deemed insignificant. Therefore, beginning in January 1999, revenues from all software maintenance contracts have been recognized ratably based upon their fair value and recorded over the maintenance period. Training is provided on a daily fee basis and we recognize revenue as the services are provided.

     Beginning in 2000, we have provided customer-specified software installation, integration and customization services related to our commercial software products on a time and materials basis and recognize revenue as the services are provided. During 1997, 1998 and 1999 our professional services revenue was derived from contracts related to software development services provided to NCBI under time and material subcontracts and a cost-plus-fixed-fee subcontract. During 1999 the cost-plus-fixed-fee subcontract was converted upon its renewal to a time and material contract. We recognize revenue under the time and material subcontracts as the services are provided based upon contractual rates. We recognized revenue under the cost-plus-fixed-fee subcontract as recoverable costs were incurred, including a proportionate amount of the fixed fee.

     Our quarterly operating results have historically fluctuated and we anticipate such results to continue to fluctuate significantly. Factors that may cause our quarterly results to fluctuate include the timing of, commencement, delay, cancellation or completion of our software licensing agreements, strategic relationships and professional service activities, including installation and software customization. Our results of operations may also fluctuate as a result of the number and timing of orders for our GenoMax enterprise product, which can have a significant effect on revenues for a particular quarter.

     The manner in which we recognize revenue, in accordance with the generally accepted accounting principles, may also cause our quarterly operating results to fluctuate substantially. In accordance with these principles, we may be required to defer all or a portion of the revenue from some of our software licenses sold in a particular quarter to a later quarter. Expenses associated with software licenses are not typically so deferred. For our maintenance contracts and professional services, we typically recognize revenues over the term of the contract. Due to the factors described above and other risks discussed in this prospectus, you should not rely upon quarterly comparisons of our financial results as these comparisons are not necessarily meaningful nor are they a reliable indicator of our future performance.

     As a result of the academic calendar, European business practices and commercial information technology procurement practices, we generally experience a significant reduction in sales in the third quarter of each calendar year which typically results in a corresponding reduction in operating revenues.

RESULTS OF OPERATIONS

     The following table sets forth our audited consolidated operating results for the years ended December 31, 1997, 1998 and 1999, and for the unaudited three-month periods ended March 31, 1999 and 2000, as a percentage of our total revenue for the respective periods.

                                                                                              THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                  MARCH 31,
                                                 ---------------------------------------   ------------------------
                                                     1997          1998          1999          1999         2000
                                                 -----------   -----------   -----------   -----------   ----------
                                                                                                  (UNAUDITED)
Revenues
 Software license and customer
   support ...................................        61%            66%           73%           66%          75%
 Professional services .......................        39             34            27            34           25
                                                     ----          ----          ----          ----         ----
   Total revenues ............................       100            100           100           100          100
Cost of revenues:
 Software license and customer
   support ...................................         2              5             4             4            3
 Professional services .......................        32             26            16            22           13
                                                     ----          ----          ----          ----         ----
   Total cost of revenues ....................        34             31            20            26           16
Gross profit .................................        66             69            80            74           84
Operating expenses
 Selling, general and administrative .........        49             60            70            68          107
 Research and development ....................        16             29            26            30           30
 Stock based compensation ....................        10             --             1             1           17
 Depreciation and amortization ...............         1              2             3             3            5
                                                     ----          ----          ----          ----         ----
   Total operating expenses ..................        76             91           100           102          159
Loss from operations .........................       (10)           (22)          (20)          (28)         (75)
Other income (expense)
 Investment earnings .........................        --             --             1             0           --
 Interest expense ............................        (1)            (1)           (1)           (1)          (1)
 Other .......................................        --             --             0            --           --
                                                     ----          ----          ----          ----         ----
   Total other income (expense) ..............        (1)            (1)            0            --           (1)
Loss before income taxes .....................       (11)           (23)          (20)          (29)         (76)
Income tax benefit ...........................        (5)            (9)           (7)           (8)          --
                                                     ----          ----          ----          ----         ----
Net loss .....................................        (6)%          (14)%         (13)%         (21)%        (76)%
                                                     ====          ====          ====          ====         ====

Three Months Ended March 31, 2000 and 1999

     Revenues. For the three months ended March 31, 2000, revenues increased 102% to $3.2 million from $1.6 million in the corresponding period of 1999.

     Software sales revenue increased 130% to $2.4 million for the three months ended March 31, 2000 from $1.0 million in the corresponding period of 1999. This increase resulted primarily from increased sales of our Vector NTI Suite and sales of our GenoMax enterprise system, which was introduced in late 1998. Increased Vector NTI Suite sales resulted primarily from expansion of our sales force.

     Professional services revenue increased 47% to $0.8 million for the three months ended March 31, 2000 from $0.5 million in the corresponding period of 1999. For the three months ended March 31, 2000, services provided to the NCBI under subcontracts accounted for $0.8 million or 98% of professional services revenue and 24% of consolidated revenues.

     Cost of Revenues. For the three months ended March 31, 2000, cost of revenues increased 27% to $0.5 million from $0.4 million in the corresponding period of 1999. Costs of software revenues consist primarily of manufacturing, shipping of products and cost of providing training and customer support. Costs of professional services revenues consist primarily of salaries, benefits, and related expenses of our professional services team.

     Costs of software license and customer support revenue increased 43% to $0.1 million for the three months ended March 31, 2000 from $0.07 million in the corresponding period of 1999. This increase resulted primarily from increased sales of our Vector NTI Suite and sales of our GenoMax enterprise system.

     Costs of professional services revenues increased 24% to $0.4 million for the three months ended March 31, 2000 from $0.3 million in the corresponding period of 1999. This increase resulted primarily from increased personnel on the NCBI subcontracts.

     Selling, General and Administrative Expenses. For the three months ended March 31, 2000, selling, general and administrative expenses increased 215% to $3.4 million from $1.1 million in the corresponding period of 1999. This increase primarily reflects expenses for additional personnel and related resource investments to support our business and revenue growth.

     Research and Development Expenses. For the three months ended March 31, 2000, research and development expenses increased 98% to $1.0 million from $0.5 million in the corresponding period of 1999. The increase reflects an increase in the headcount of our research and product development team, expansion of our service offerings and our product development efforts.

     Stock Based Compensation. For the three months ended March 31, 2000, stock based compensation expenses increased 3059% to $0.6 million from $0.02 million in the corresponding period of 1999. The increase reflects discounted stock option grants and restricted stock awards.

     Income Taxes. We incurred net losses for each of the three months ended March 31, 2000 and 1999. At present, we have an accumulated net operating loss carryforward of $13.3 million, primarily as a result of the exercise of non-qualified stock options. The tax benefit for the three months ended March 31, 1999 and 2000 was $0.1 million and $0.0, respectively, using an effective rate of 28.3% and 0%, respectively. The decrease for the three months ended March 31, 2000 primarily reflects the result of a valuation allowance recorded against the increase in net operating losses and the change in book basis versus tax basis of deferred revenue and stock based compensation.

     Net Loss. We incurred a net loss of $2.5 million for the three months ended March 31, 2000, compared with a net loss of $0.3 million for the three months ended March 31, 1999.

Years Ended December 31, 1999 and 1998

     Revenues. For the year ended December 31, 1999, revenues increased 143% to $10.0 million from $4.1 million for the year ended December 31, 1998.

     Software sales revenue increased 166% to $7.3 million from $2.7 million in the year ended December 31, 1998 due to increased sales of our Vector NTI desktop software and the introduction of our GenoMax enterprise system in late 1998.

     Professional services revenue increased 96% to $2.7 million from $1.4 million in the prior year. In 1999, services provided to the NCBI under subcontracts accounted for 100% of professional services revenue and 27% of consolidated revenues.

     Cost of Revenues. For the year ended December 31, 1999, overall cost of revenues increased 59% to $2.0 million from $1.3 million in the prior year.

     Costs of software license and customer support revenue increased 113% to $0.4 million from $0.2 million in the prior year. This increase resulted primarily from increase manufacturing, shipping costs as a result of increased software license sales and costs of providing training and customer support.

     Costs of professional services revenues increased 49% to $1.6 million from $1.1 million in the prior year. This increase resulted primarily from the increase in personnel on the NCBI subcontracts.

     Selling, General and Administrative Expenses. For the year ended December 31, 1999, selling, general and administrative expenses increased 183% to $7.0 million from $2.5 million in the year ended December 31, 1998. This increase primarily reflects our large investment in sales and marketing personnel and resource investments to support our revenue growth.

     Research and Development Expenses. For the year ended December 31, 1999, research and development expenses increased 123% to $2.6 million from $1.2 million in the year ended December 31, 1998. This increase reflects increases in the headcount for our research and product development team reflecting expanded product development efforts.

     Stock Based Compensation. For the year ended December 31, 1999, stock based compensation expenses increased 677% to $0.1 million from $0.02 million in the year ended December 31, 1998. The increase reflects discounted stock option grants and restricted stock awards.

     Income Taxes. We incurred net losses for each of the years ended December 31, 1999 and 1998. At December 31, 1999, we had an accumulated net operating loss carryforward of $1.3 million. The tax benefit for the years ended December 31, 1998 and 1999 was $0.4 million and $0.7 million, respectively, using an effective rate of 40.8% and 35.6%, respectively. The increase in the tax benefit primarily reflects the increase in net operating losses and the change in book basis versus tax basis of deferred revenue, which is included in taxable income at the date of sale but deferred for book purposes.

     Net  Loss.  We  incurred  a  net  loss  of  $1.3 million for the year ended
December 31, 1999 and a net loss of $0.6 million for the year ended December 31, 1998.

Years Ended December 31, 1998 and 1997

     Revenues. For the year ended December 31, 1998, revenues increased 87% to $4.1 million from $2.2 million in the year ended December 31, 1997.

     Software sales revenue increased 105% to $2.7 million from $1.3 million in the prior year due to increased sales of our Vector NTI desktop software.

     Professional services revenue increased 61% to $1.4 million from $0.9 million in the prior year. In 1998, professional services provided to the NCBI under subcontracts accounted for 100% of professional services revenue and 34% of consolidated revenues.

     Cost of Revenues. For the year ended December 31, 1998, overall cost of revenues increased 69% to $1.3 million from $0.8 million in the prior year.

     Costs of software license and customer support revenue increased 399% to $0.2 million from $0.04 million in the prior year. This increase resulted primarily from increase manufacturing and shipping costs as a result of increased software license sales.

     Costs of professional services revenues increased 51% to $1.1 million from $0.7 million in the prior year. This increase resulted primarily from the increase in personnel on the NCBI subcontracts.

     Selling, General and Administrative Expenses. For the year ended December 31, 1998, selling, general and administrative expenses increased 130% to $2.5 million from $1.2 million in the prior year. This increase primarily reflects our large personnel and resource investments to support revenue growth.

     Research and Development Expenses. For the year ended December 31, 1998, research and development expenses increased 219% to $1.2 million from $0.4 million in the year ended December 31, 1997. This increase reflects increases in the headcount for our research and product development team reflecting expanded product development efforts.

     Stock Based Compensation. For the year ended December 31, 1998, stock based compensation expenses decreased 92% to $0.02 million from $0.2 million in the year ended December 31, 1997. The decrease reflects a reduction of non-qualified discounted stock option grants.

     Income Taxes. We incurred net losses for each of the year ended December 31, 1998 and 1997. At December 31, 1998, we had an accumulated net operating loss carryforward of $0.3 million. The tax benefit for the years ended December 31, 1997 and 1998 was $0.1 million and $0.4 million, respectively, using an effective rate of 46.9% and 40.8%, respectively. The increase in the tax benefit primarily reflects the increase in net operating losses and the change in book basis versus tax basis of deferred revenue, included in taxable income at the date of sale but deferred for book purposes.

     Net  Loss.  We  incurred  a  net  loss  of  $0.6 million for the year ended
December 31, 1998 and a net loss of $0.1 million for the year ended December 31, 1997.

Quarterly Results of Operations

     The following table sets forth unaudited quarterly consolidated financial data for the five quarters in the period ended March 31, 2000, and includes such data as a percentage of our total revenue for the periods indicated. The unaudited quarterly consolidated financial data has been prepared on a basis consistent with the audited consolidated financial statements, which are included in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly this information when read in conjunction with our consolidated financial statements and notes thereto in this prospectus.

                                                               QUARTER ENDED
                                     -----------------------------------------------------------------
                                           MARCH 31,            JUNE 30,           SEPTEMBER 30,
                                             1999                 1999                  1999
                                     --------------------- ------------------ ------------------------
                                                               (UNAUDITED)

                                                              (IN THOUSANDS)
Revenues:
 Software license and customer
  support ..........................  $1,049        66%     $2,273       79%    $  1,136        59%
 Professional services .............     541        34         618       21          779        41
                                      ------        ---     ------       --     --------        --
  Total revenues ...................   1,590       100       2,891      100        1,915       100
Cost of revenues:
 Software license and customer
  support ..........................      71         4          76        3           71         4
 Professional services .............     343        22         388       13          422        22
                                      ------       ----     ------      ---     --------       ---
  Total cost of revenues ...........     414        26         464       16          493        26
Gross profit .......................   1,176        74       2,427       84        1,422        74
Operating expenses:
 Selling, general and
  administrative ...................   1,088        68       1,309       45        1,871        97
 Research and development ..........     485        30         644       22          637        34
 Stock based compensation ..........      17         1           9       --           26         1
 Depreciation and amortization            41         3          48        2           78         4
                                      ------       ----     ------      ---     --------       ---
  Total operating expenses .........   1,631       102       2,010       69        2,612       136
Income (loss) from operations ......    (455)      (28)        417       15       (1,190)      (62)
Other income (expense):
 Investment earnings ...............      --        --          (1)      --           42        (2)
 Interest expense ..................     (15)       (1)        (17)      (1)         (22)       (1)
 Other .............................      --        --                   --           (4)       --
                                      ------       -----                ---     -----------    -----
  Total other income
   (expense) .......................     (15)       (1)        (16)      (1)          16        (1)
Income (loss) before income
 taxes .............................    (470)      (29)        401       14       (1,174)      (61)
Income tax provision (benefit) .....    (133)       (8)        146        5         (434)      (23)
                                      ------       ------   ------      ---     ----------     -----
Net income (loss) ..................  $ (337)      (21)%   $  255        9%    $    (740)      (38)%
                                      ======       =====    ======      ===     ==========     =====

                                                       QUARTER ENDED
                                     -------------------------------------------------
                                           DECEMBER 31,              MARCH 31,
                                               1999                     2000
                                     ------------------------ ------------------------
                                                        (UNAUDITED)

                                                      (IN THOUSANDS)
Revenues:
 Software license and customer
  support ..........................    $2,820         78%      $ 2,411         75%
 Professional services .............      799          22           797         25
                                        ------         --       -------         --
  Total revenues ...................    3,619         100         3,208        100
Cost of revenues:
 Software license and customer
  support ..........................      187           5           100          3
 Professional services .............      459          13           425         13
                                        ------        ---       -------        ---
  Total cost of revenues ...........      646          18           525         16
Gross profit .......................    2,973          82         2,683         84
Operating expenses:
 Selling, general and
  administrative ...................    2,732          75         3,424        107
 Research and development ..........      831          23           961         30
 Stock based compensation ..........       86           2           556         17
 Depreciation and amortization            105           3           148          5
                                        ------        ---       -------        ---
  Total operating expenses .........    3,754         103         5,089        159
Income (loss) from operations ......     (781)        (21)       (2,406)       (75)
Other income (expense):
 Investment earnings ...............       22          --             6         --
 Interest expense ..................      (32)         (1)          (45)        (1)
 Other .............................       (7)         --            (5)        --
                                        --------      -----     ----------     -----
  Total other income
   (expense) .......................      (17)         (1)          (44)        (1)
Income (loss) before income
 taxes .............................     (798)        (22)       (2,450)       (76)
Income tax provision (benefit) .....     (305)         (8)           --         --
                                        -------       -----    ---------      -----
Net income (loss) ..................    $(493)        (14)%     $(2,450)       (76)%
                                        =======       =====     =========     =====

MARKETS

     Geographically, North America, Europe, and Japan represent our largest markets, accounting for 72%, 20%, and 6% of sales respectively through May 31, 2000, and 79%, 17%, and 1% of sales respectively in 1999. All sales to foreign-based customers are invoiced and paid in U.S. dollars. Our customer base is comprised of companies in the pharmaceutical, biotechnology, and agricultural-life science sectors, as well as academic and government research institutes.

LIQUIDITY AND CAPITAL RESOURCES

     Since beginning commercial operations in 1993, we have funded our growth primarily with internally generated cash flow. In June 1999, we raised $4.0 million in venture financing. At March 31, 2000, we had $0.9 million in cash and cash equivalents, a net increase of $0.5 million from March 31, 1999, a decrease of $0.5 million from December 31, 1999, and an increase of $0.6 million from December 31, 1998.

     During the three months ended March 31, 2000 we generated $3.2 million of cash from operations compared to $2.5 million for the comparable period in 1999. For the years ended December 31, 1999 and 1998, we generated $9.0 million and $4.4 million of gross cash from operations before consideration of cash outflows, respectively. Gross cash used by operations for the three months ended March 31, 2000 was $4.6 million compared to $2.3 million for the comparable period in 1999. Gross cash used by operations for the year ended December 31, 1999 was $11.6 million compared to $4.4 million for the year ended December 31, 1998. The net increase in cash used by operations over these periods reflects the continued growth of our business, particularly as related to personnel and related infrastructure expenses.

     Net cash provided by financing activities was $1.7 million for the quarter ended March 31, 2000 compared to net cash used in financing activities of $0.02 million for the comparable period in 1999. Net cash provided by financing activities was $5.1 million for the year ended December 31, 1999 and $0.05 million for the comparable period in 1998. On June 22, 1999 we entered into a purchase agreement with FBR Technology Venture Partners, LP for the sale of 2,161,265 shares of our series A redeemable convertible preferred stock, $0.01 par value. The shares were sold for an aggregate price of $4 million, or $1.85 per share.

     Net cash used in investing activities was $0.8 million for the quarter ended March 31, 2000 compared to net cash used in investing activities of $0.05 million for the comparable period in 1999. Net cash used in investing activities was $1.4 million for the year ended December 31, 1999 and $0.07 million for comparable period in 1998. The cash used in investing activities over those periods were for the purchase of furniture and equipment.

     In May 1999, we entered into a loan agreement and a security agreement with PNC Bank, National Association, in connection with the creation of a credit facility consisting of a secured revolving credit line and an equipment line of credit. In February 2000, we entered into a fourth amendment to such loan agreement increasing the maximum availability under each of the revolving credit and equipment line to $3.0 million, for a total of $6.0 million. In connection with this amendment, we entered into an amended and restated revolving credit note and an amended and restated line of credit note. The revolving credit note allows us to borrow, repay and re-borrow the principal thereunder until February 2, 2001. Amounts outstanding under the revolving credit note accrue interest at the prime rate as reported in the Wall Street Journal plus one percent per annum with interest due and payable each month. The principal and any accrued but unpaid interest are due and payable on February 2, 2001, or such later date as may be agreed to by PNC Bank and us. The line of credit note allows us to borrow the principal amount thereunder until February 2, 2001. Amounts outstanding under the line of credit note accrue interest at the prime rate as reported in the Wall Street Journal plus one and one-quarter percent. With respect to advances made prior to November 6, 1999, principal and interest accrued thereon are payable in monthly principal amounts of $19,727 through and including April 15, 2002. For advances made after November 6, 1999, principal and interest accrued thereon shall be made in monthly principal payments of $35,607 through and including October 15, 2002. We have pledged our personal property, including our equipment, trademarks and accounts receivable, to PNC Bank as security for any amounts owed by us under the facility. Under the loan agreement, we are generally restricted from incurring additional indebtedness without the consent of PNC Bank. We must also maintain various financial covenants, including minimum cash balance and certain financial ratios. In addition, we may not declare or pay dividends or, make any distribution with respect to any equity security during the term of the facility.

     In June 2000, we entered into a fifth amendment to our loan agreement with PNC Bank, in connection with a $3.0 million bridge loan for operating expenses. In connection with this facility, we entered into a bridge note covering any amounts outstanding under the bridge loan. All outstanding borrowings under the bridge loan together with interest accrued thereon will become due and payable upon the earlier of (1) December 19, 2000 and (2) the closing date of any initial public offering of our capital stock or any other equity event in which we receive an infusion of at least $3.0 million in cash or non-cash assets from any holder of our capital stock. Generally, in the event that we raise any funds through venture financing, private placements of our equity securities, or strategic investors, we are obligated to make a prepayment on the bridge loan up to the maximum amount outstanding thereunder. Amounts outstanding under the bridge loan will accrue interest at the prime rate plus

2.5%. We may currently draw up to $1.5 million and up to $500,000 (in increments of $250,000) in subsequent months up to the $3.0 million maximum amount. All borrowings under the bridge loan will be secured by our pledge of personal property under the loan agreement. In connection with the bridge loan we issued to PNC Bank warrants to purchase up to 9,000 shares of our common stock. In the event that any amounts under the bridge loan remain due on September 19, 2000, we are obligated to issue an additional 2,000 warrants to PNC Bank. The warrants are exercisable at $10.00 per share, subject to adjustment for certain dilutive issuances through June 2007. PNC Bank was also issued certain registration rights enabling them to request to include the common stock underlying their warrants in a registration statement filed by us.

     In June 2000, we issued, in the aggregate, 333,648 shares of our common stock in private sale transaction with four accredited investors and received cash compensation totalling approximately $3.6 million.

     We believe that the net proceeds from this offering and our cash flows from operations will be adequate to satisfy our cash requirements for operations, working capital and capital expenditures for the next 24 months, although we may seek to raise additional capital during that period. See "Risk Factors--We may require additional funding to execute our business strategy and that funding may not be available on terms acceptable to us, if at all" for a discussion of the investment risks associated with the possibility of our need for additional financing.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, " which establishes accounting and reporting standards for derivative instruments and hedging activities. As amended by Statement of Financial Accounting Standards No. 137, this standard will be effective for us for the years and quarters beginning after December 31, 2000, and requires that we recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not completed the process of evaluating the impact of this statement and are therefore unable to predict the potential impact that implementing SFAS No. 133 will have on our financial position or results of operations.

     In December 1999, the Securities sand Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The SAB expresses the Commission's views on applying generally accepted accounting principles to revenue recognition in financial statements. We do not expect the application of the SAB to have a material impact on our financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB in relation to our consolidated financial statements.

     In  March  2000,  the  Financial  Accounting  Standards  Board  issued FASB
Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this interpretation will have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuating interest expense is limited, however, to credit facilities that are closely tied to market rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments at December 31, 1998 or December 31, 1999. Declines in interest rates over time will, however, reduce our interest income and expense while increases in interest rates over time will increase our interest income and expense.

                                   BUSINESS

OVERVIEW

     InforMax is a leading global provider of bioinformatic software solutions for the analysis and interpretation of genomic, proteomic and other biomolecular data. Since we introduced our Vector NTI Suite of desktop applications in 1993, we have sold our products to over 1,300 organizations worldwide, including over 500 biotechnology, pharmaceutical and agricultural-life science companies, and over 800 academic and government research institutions. Our customers, including organizations such as Merck & Company, Genzyme Corporation, Proctor & Gamble, Johnson & Johnson, Bristol-Myers Squibb, Pfizer, AstraZeneca, Diversa Corporation, Novartis Agribusiness Biotechnology Research, the Whitehead Institute for Biomedical Research, Massachusetts Institute of Technology, University of Tokyo and the National Institutes of Health, rely on our software products to achieve greater research productivity.

     Our principal software products are our Vector NTI Suite for desktop computers and our more powerful and more expensive GenoMax enterprise computing platform. Driven primarily by increased sales of Vector NTI Suite and the introduction of GenoMax in late 1998, our products and complementary services generated $10 million in revenues in 1999, representing a four-year compound annual growth rate of 105%, and a 143% increase over 1998. Building on our existing market penetration, we intend to grow our business through increased software sales and add new revenue through professional services, content channeling and distribution alliances, and e-commerce offerings. As of June 30, 2000, we employed 172 people, including a sales and marketing team of 45, a research and product development team of 84 and an implementation and support staff of 17.

INDUSTRY BACKGROUND

     Bioinformatics is a key enabling technology representing the convergence of molecular biology, information technology, and Internet communications. Bioinformatic software applications, combined with automated laboratory research techniques, enable researchers to efficiently organize, share, analyze, and interpret genomic, proteomic, and other biomolecular data. Genomic data, including DNA sequences and genes, and proteomic data, including protein function, expression and interaction, form the genetic blueprint for all organisms. Genomic and proteomic factors dictate cellular functions, susceptibility to disease, and physical characteristics. Researchers expect that analysis of such data will lead to new ways to diagnose, treat, and ultimately prevent many of the thousands of disorders that affect humans. Genomic research involving other organisms, including plants, animals, bacteria, and viruses, could yield further advances regarding human disorders, as well as improvements in agricultural production, industrial processes and environmental management.

Research is Producing a Flood of Genomic and other Biomolecular Data.

     Around the world, researchers in industry, academia, and government are producing vast quantities of data related to DNA sequences, gene function and expression, protein sequence and expression, protein structure and interactions, genetic variation and cell processes. Numerous emerging laboratory technologies, including biochips and microarrays, are automating and accelerating the generation of much of this data. The following examples indicate the rapid increase in available data:

     o On June 26, 2000, the Human Genome Project, an international collaboration of academic and government research institutes, and Celera Genomics, each pursuing the parallel goal of deciphering the human genome, jointly announced that they had assembled the world's first working draft of the entire human genetic code, consisting of approximately 3.12 billion chemical bases, the sub-units that make up DNA.

The graphic is a line graph that plots the growth of the following data; "Sequences" and "Base Pairs of DNA," as contained in the GenBank database. The resulting line graph is enclosed within a square, the bottom line of which is the X-axis of the line graph, and the left and right sides of which are the left Y-axis and right Y-axis of the line graph, respectively. The line graph is entitled "Growth of GenBank," which appears in bold font along the top of the graphic outside of the square.

Outside of the square on the left Y-axis, appears from the bottom to the top, the numbers "0" through "8"," evenly spread out along the left Y-axis. Along the middle of the left Y-axis, to the left of the numbers appears the word, "Sequences," printed perpendicular to the title. Atop the left Y-axis appears the phrase"(in millions"), serving as a key for the numbers along the left-Y axis.

Outside of the square on the right Y-axis, appears from the bottom to the top, the numbers "0" through "10,000", evenly spread out along the right Y-axis in 1,000 number increments. Along the middle of the right Y-axis, to the right of the numbers appears the phrase, "Base Pairs of DNA," printed perpendicular to the title. Atop the right Y-axis appears the phrase"(in millions"), serving as a key for the numbers along the right Y-axis.

Outside of the square along the X-axis, appears from the left Y-axis to the right Y-axis the years "1982" through "2000," evenly spread out in three year increments. Centered below that is the key for the data inside the square. From the left the key contains a small dark shaded rectangle to the left of the phrase "Base Pairs" (noting that Base Pairs data in the line graph is expressed in dark shading). Continuing to the right the key contains a small lightly shaded line with a square in the middle to the left of the word "Sequences" (noting that Sequences data in the line graph is expressed as a lightly shaded line with squares).

Inside the square the line graph plots the data points below

                      Sequences                 Base Pairs of DNA
1982                  606                       680,338
1983                  2,427                     2,274,029
1984                  4,175                     3,368,765
1985                  5,700                     5,204,420
1986                  9,978                     9,615,371
1987                  14,584                    15,514,776
1988                  20,579                    23,800,000
1989                  28,791                    34,762,585
1990                  39,533                    49,179,285
1991                  55,627                    71,947,426
1992                  78,608                    101,008,486
1993                  143,492                   157,152,442
1994                  215,273                   217,102,462
1995                  555,694                   384,939,485
1996                  1,021,211                 651,972,984
1997                  1,765,847                 1,160,300,687
1998                  2,837,897                 2,008,461,484
1999                  4,864,570                 3,841,163,011
2000                  7,077,000                 8,604,000,000

     o GenBank, a National Institutes of Health sponsored public repository of genetic sequences of humans and over 47,000 other organisms, increased from approximately 555,000 complete sequences in 1995 to over 7.0 million complete sequences as of June 2000. GenBank's database of nucleotide bases increased from approximately 385 million bases in 1995 to over 8.6 billion bases as of June 2000. The parallel chart reflects the growth in GenBank data through June 2000.

Bioinformatic Software Efficiently Stores, Organizes and Integrates Growing Volumes of Biomolecular Data.

     A central problem now facing researchers is how to store, organize and integrate complex and rapidly growing data sets. Bioinformatic software can incorporate a relational database, enabling researchers to efficiently store, organize and search proteomic and genomic data according to the properties of relevant data objects. Bioinformatic software can also provide a user-friendly interface for efficient access to numerous in-house and Internet-based databases of biomolecular information.

Bioinformatic Software Transforms Primary Data into Useful Knowledge.

     The true value of the rapidly growing mass of genomic and proteomic data lies in the transformation of this data into advances in drug discovery and development, clinical diagnostics, agricultural production, environmental management, and industrial processes. Bioinformatic software allows researchers to incorporate proprietary and third party analytical algorithms and analysis tools to interpret and translate data into useful knowledge for application across a variety of disciplines. Bioinformatic software can also automate database queries, analyses and reporting of research results. Automated analysis is important because as biomolecular databases grow, researchers must continuously update their analyses to reflect the new data.

Bioinformatic Software Facilitates Collaboration among Researchers.

     Due to the volume and complexity of biomolecular data, efficient collaboration among researchers within and across organizations is required to accelerate productivity. Within large pharmaceutical companies, related research efforts are often conducted across numerous research departments in different locations. The Human Genome Project, carried out at academic and government research institutes around the world, represents an example of inter-organizational collaboration. Internet and intranet-enabled bioinformatic software solutions such as our Vector NTI Suite and GenoMax enterprise platform serve as an information bridge allowing researchers to share data and results, collaborate in analyses and better coordinate their efforts.

Bioinformatic  Software Provides an Efficient Interface for Online Data Sources.

     Currently, researchers can access over 500 public domain databases containing genomic, proteomic and other biomolecular data over the Internet. For example, the National Center for Biotechnology Information (NCBI) provides access to GenBank and its other databases through its Internet website, which is used on average by more than 140,000 users per weekday who initiate an average of over 4 million queries per day. In addition, commercial providers of genomic, proteomic and other biomolecular data often provide customers with access to proprietary data through the Internet. Bioinformatic software can act as a researcher's interface with diverse online databases. The Internet also enables the distribution of bioinformatic software, the use of bioinformatic software maintained on remote computers, and the online purchase of products used in laboratory experiments.

MARKET OPPORTUNITIES IN BIOINFORMATICS

The Market for Bioinformatic Software is Large and Increasing

     An independent industry report estimates that customer spending on third party bioinformatic software and data content was $290 million in 1998, growing to $1.2 billion in 2005. We believe that this growth is being driven in part by organizations increasingly turning to external vendors of bioinformatic solutions, allowing them to focus on their core research competencies. We believe that market growth for bioinformatic software solutions is driven by several factors common to all industries engaged in biological research, including:

     o the difficulty of managing and integrating the rapidly increasing volumes of available biomolecular data;

     o increased demand for productivity and cost efficiency by researchers engaging in biological discovery;

     o the advantages of making front-end technology investments to avoid costly failures later in the research and development process; and

     o    the  opportunity  to claim  valuable  patent  rights  on  biomolecular information underlying diseases, human behavior, agricultural productivity, environmental management, industrial processes, and other areas.

     We believe that our software products provide researchers with an efficient means by which to access disparate data sources and the tools to rapidly interpret, analyze and translate such data for application in numerous disciplines. Given the market opportunities created by the applications of genomic, proteomic and other biomolecular data, and the efficiency and productivity gains that can be achieved through the use of bioinformatic software, we believe that the market for our software solutions will continue to increase.

Target Markets for Bioinformatic Software Applications

     Bioinformatic software facilitates increased research efficiency, productivity and collaboration in the numerous disciplines that apply a data driven, genomic approach to biological discovery. In 1997, there were approximately 373,500 scientists and engineers engaged in research and development in the life sciences and related sciences fields, including 171,700 in commercial organizations and 201,800 in academic and government research institutions. We believe that the current and future markets for bioinformatic software products include all of the industries participating in the genomic revolution, including:

       Pharmaceutical and Biotechnology Companies. There are over 250 pharmaceutical companies and 2,200 biotechnology companies worldwide. In 1999, pharmaceutical companies are estimated to have spent approximately $20.1 billion in research and development in the United States alone. In addition, U.S. biotechnology companies are estimated to have spent approximately $9.9 billion in research and development. Current estimates suggest that over 90% of potential drug candidates fail at some point in the development process and that bringing a new drug to market costs approximately $500 million and requires an average of 15 years in development. In an effort to increase the number and quality of marketable drug candidates, pharmaceutical and biotechnology companies are increasingly moving away from the trial-and-error approach of conventional laboratory research to a more effective, data-intensive, genomic approach to drug discovery.

       Academic and Government Research Institutions. Academic and government research institutions, including the international institutions that make up the Human Genome Project, have been significant participants in biomolecular research and the advancement of genomics.

   Public spending on such research is expected to increase rapidly over the next several years. Government funding for the National Institutes of Health increased from $13.6 billion in 1998 to $15.6 billion in 1999. The National Institutes of Health budget, over 65% of which is expected to fund grants to researchers and support internal research efforts, is expected to reach $17.8 billion in 2000, a 14% increase over 1999.

       Agricultural, Environmental and Industrial Biotechnology Companies. Greater knowledge about plant and animal genomes may enable researchers to engineer stronger, more disease resistant plants and animals, to increase farming and livestock productivity, to develop more nutritious and pesticide free foods; and to cultivate enzymes that aid in industrial processes and environmental management. By reducing discovery and development costs, bioinformatic software may facilitate the creation and commercialization of agricultural, environmental and industrial products and technologies that might otherwise be cost prohibitive and therefore unable to gain broad market acceptance.

       Emerging Clinical Genomics Industry. Industry participants expect genomics and the study of genetic variation to play a central role in the market for clinical diagnostics and the emerging market for customized drug therapies. Through the analysis of genomic data, researchers are gaining improved understanding of disease onset and progress and are working to translate these findings into earlier-stage and more accurate diagnostic tests. In addition, researchers engaged in the emerging pharmacogenomics field are seeking to determine how the millions of tiny genetic variations among individuals impact drug response, and thereby develop a more personalized approach to medicine.

OUR SOLUTION

     In response to the challenges and market opportunities presented by the genomic revolution, we develop and deliver to our customers a portfolio of proprietary bioinformatic software products and complementary services.

     Our software products are flexible and scalable and are designed to integrate with one another. Our software products provide access to public and commercial databases and are designed to provide e-commerce connectivity with vendors of laboratory reagents. Our products are designed to be stand-alone applications or Internet-hosted applications provided through application service providers. Our current and announced product portfolio includes:

   o Vector NTI Suite, a comprehensive desktop analysis and visualization toolset for the laboratory scientist engaged in genomic and protein sequence research. Vector NTI Suite contains modules that enable researchers to store, manage, assemble and analyze biomolecular data.
     Vector NTI Suite is designed to reflect and simulate the workflow and analytical processes used by a laboratory researcher. Launched in 1993, Vector NTI Suite is offered for both Microsoft Windows and Apple Macintosh operating systems and has been licensed to over 17,000 desktops at over 1,300 organizations engaged in genomic research.

   o Vector Enterprise, designed for researchers working in larger groups, or who collaborate with others on sequence analysis projects. Using a shared Oracle relational database, Vector Enterprise is an enhancement to the Vector NTI Suite that allows users to share data and results in a secure environment. We anticipate commercially launching Vector Enterprise in the third quarter of 2000.

   o GenoMax, a large-scale modular, enterprise-wide data mining application that integrates multiple genomic data types and enables researchers to automate complex analysis tasks. GenoMax enables researchers to efficiently store, search, manage and analyze large amounts of biomolecular data. GenoMax facilitates research collaboration and is designed for a coordinated effort by a diverse team of scientists within or across organizations. Launched in late 1998, GenoMax has been purchased by 16 organizations engaged in genomic research.

     Through the continued expansion and enhancement of our product offerings to meet the needs and preferences of our customers, we seek to establish our software products as the effective industry standard for bioinformatic solutions.

OUR ADVANTAGES

     We believe that our competitive strengths, including those listed below, position us to continue to be a global leader in bioinformatic software solutions:

Superior Products and a Broad Product Portfolio

     Benefiting from years of user feedback, we have tailored our product portfolio to meet the current and anticipated needs and preferences of biomolecular researchers. Our software solutions are flexible and scalable, can integrate with each other and can incorporate proprietary and third party analytical algorithms and data sets. Our products contain advanced analysis, visualization and simulation tools and reflect the natural workflow of the laboratory scientist. Our product portfolio includes Vector NTI Suite for individual researchers or, via our Dynamic License Server which provides numerous users concurrent access from a centralized server, groups of researchers. Vector Enterprise provides a Vector NTI Suite user group with the additional advantages of a shared relational database. GenoMax is a modular enterprise platform that can scale to meet the needs of smaller biotechnology or academic customers as well as major pharmaceutical companies and research institutions. We believe that our broad product offering and the sophisticated and user-friendly functionality of our products give us a competitive advantage in the market for bioinformatic solutions.

Superior Bioinformatic Engineering Staff

     Software engineering for commercial-grade bioinformatic applications requires a high level of understanding of software programming, molecular biology and market requirements. Our development teams are guided by experts in molecular biology and include professional software engineers trained in computer science, statistics, mathematics, and physics. Our product development staff has functional expertise in C/C++, Java, MS Windows, Apple OS, UNIX, object-oriented design, system-level programming, relational database design and development (including Oracle), graphical user interface programming, bioinformatics and molecular biology. Our product development staff has played a significant role in developing a customized data delivery platform for the National Center for Biotechnology Information's (NCBI) GenBank, ENTREZ and
PubMed/MEDLINE online genomic databases. As of June 30, 2000, we had 84 employees dedicated primarily to research and product development.

Large Existing Customer Franchise

     We are currently a leading provider of bioinformatic software and have attained a significant level of industry acceptance for our products. Introduced in 1993, our Vector NTI Suite is currently licensed to over 17,000 desktops at over 1,300 commercial, academic and government research institutions, including almost all major pharmaceutical companies and over 400 biotechnology companies. Since its introduction in late 1998, we have sold our GenoMax enterprise platform to 16 pharmaceutical, biotechnology, and academic customers, including DuPont, Pioneer Hi-Bred International, Inc., Genzyme Corporation, BASF AG, the Whitehead Institute for Biomedical Research, Massachusetts Institute of Technology and the University of Tokyo. Since October 1994, we have provided software development services to the NCBI at the National Institutes of Health, the leading public sector provider of primary genomic and biomolecular data.

Vector NTI Suite's Market Penetration which Creates Opportunities for New Products and Business Lines

     Our Vector NTI Suite represents an important strategic and competitive advantage, providing buyers with a lower cost means to validate the quality and utility of our software solutions. Moreover, our desktop and enterprise applications integrate with one another and allow researchers to share data and research results between the applications. We believe that connectivity between desktop and enterprise solutions and vendor familiarity are important factors in the selection of an enterprise solution. For many of our 1,300 Vector NTI Suite customers, these considerations give GenoMax an important advantage over competing enterprise platforms. At the time of purchase, 14 of 16 of our GenoMax enterprise customers were already users of our Vector NTI Suite. We believe that we can leverage our significant Vector NTI Suite customer base to add revenues through new products and business lines, including additional professional services, content channeling and distribution alliances, and e-commerce offerings.

Superior Sales and Marketing Capabilities

     We have funded our growth primarily with internally generated cash flow. As a result, our sales and marketing team is focused on execution and committed to achieving leadership in the markets we serve. We have built an aggressive and scalable 45 person sales and marketing organization whose mission is to establish our products as the standard in the bioinformatics industry. In an effort to gain further market penetration and increase our brand awareness, we have aligned our software marketing efforts with technology leaders, including Compaq, Oracle, and Sun Microsystems. We currently maintain a staff of 15 representatives to provide software implementation and customization services and technical and customer support to our existing customer base. In an effort to ensure that our development pipeline satisfies evolving market needs and preferences, leaders from our product development, implementation and support, and sales and marketing teams regularly share customer feedback.

OUR STRATEGY

     Our goal is to become the leading provider of bioinformatic software solutions and establish our products as the effective industry standard. Elements of our strategy to achieve these goals include:

Expand Our Customer Franchise Through Sales of Vector NTI Suite

     In the past 12 months we have expanded our Vector NTI Suite customer base from 800 to over 1,300 organizations. We intend to expand and further penetrate our existing Vector NTI Suite customer base. To execute this strategy, we intend to continue to improve our technologies and introduce advanced functionality to Vector NTI Suite, including enhanced Internet connectivity. We also intend to broaden our sales and marketing efforts and establish and expand upon our co-marketing and strategic relationships in order to expand our desktop customer base.

Build on Vector NTI Suite's Market Penetration to Establish GenoMax as the Leading Enterprise Platform

     We intend to leverage the market acceptance of Vector NTI Suite to build recognition and penetration of our GenoMax enterprise platform. Since its launch in late 1998, we have sold our GenoMax enterprise system to 16 customers, 14 of whom were already users of Vector NTI Suite. We are scheduled to launch our Vector Enterprise product in the third quarter of 2000, and we expect to employ a similar strategy of leveraging the existing acceptance of our Vector NTI Suite. We also intend to continue to establish strategic industry relationships that validate the effectiveness and utility of GenoMax and maximize market opportunities for our enterprise bioinformatic products.

Leverage Our Customer Base for New Business Lines

     We intend to leverage our significant customer base to add revenues through various sources including new business lines and services. These offerings include:

     Professional Services. We provide installation, integration, customization, maintenance, support and user training to our GenoMax and larger Vector NTI Suite customers on a fee for service basis. We believe that we will be able to increase market penetration and customer loyalty for our software solutions by increasing the value-added professional services that we provide to our customers.

     Channeling and Distribution Alliances. We seek to enter into alliances with selected data content and technology providers and to integrate and market their biomolecular data and specialized bioinformatic hardware along with our software products. To date, we have entered into three agreements to resell third party genomic content or technology hardware.

     e-Commerce Offerings. Vector NTI Suite allows researchers to design and simulate laboratory experiments and provides researchers with recommendations for reagents, enzymes and other specific genomic material necessary to execute actual laboratory experiments. We intend to incorporate Internet hyperlinks into Vector NTI Suite that will enable users to purchase these materials directly from partnered vendors. We expect to generate transaction fees from our partnered vendors for providing them access to our user base at the point of their research decisions.

Enhance and Expand our Technology

     We intend to continue to enhance and expand our bioinformatic software products and technology to meet evolving customer needs and preferences. We intend to aggressively attract and retain additional personnel for our research and product development group including skilled software engineers, information technology professionals and experts in molecular biology. We are scheduled to launch version upgrades to our GenoMax product in 2000 that contain significant product enhancements and are scheduled to commercially launch our Vector
Enterprise product in the third quarter of 2000. We intend to pursue opportunities to develop products for new applications, including clinical diagnostics and personalized drug therapy.

Establish Strategic Relationships to Maximize our Revenues

     We intend to enter into strategic relationships with selected partners to expand our customer base and product distribution channels, including:

   o Co-Marketing Relationships. We intend to continue to establish and expand our co-marketing relationships with leading organizations in our target markets. We believe that these alliances will significantly increase global market awareness of and receptivity to our software products. In the past 12 months, we have established such relationships with technology leaders including Compaq, Oracle, and Sun Microsystems.

   o Internet-hosted Software Delivery Alliances. We intend to provide our customers with access to our software products through Internet-hosted services. We expect that by providing our software through an application service provider's Internet-based network, we will be able to accelerate the deployment and facilitate the management of our software solutions. In January 2000, we entered into an agreement with an application service provider and we anticipate offering our products through its Internet-based hosting network beginning in the third quarter of 2000.

Engage in Acquisitions and Strategic Investments

     Where appropriate, we will pursue acquisitions and strategic investments, both domestically and internationally, to enter new markets and accelerate the development of comprehensive solutions to our customers' needs. We believe that through acquisitions and strategic investments, we may be able to add complementary technologies, products and services, and expand our customer base.



OUR PRODUCT AND SERVICE LINES
------------------------------------------------------------------------------------------------------
                               SOFTWARE PRODUCTS
------------------------------------------------------------------------------------------------------

VECTOR NTI SUITE: suite of desktop applications designed for individual scientists engaged in genomic and proteomic research

--------------------------------------------------------------------------------

 VERSION                  MODULES                      FUNCTIONS
------------------------------------------------------------------------------------------------------
 VECTOR NTI SUITE 6.0     VECTOR NTI                   data analysis and visualization
 (released Q2 2000)       BIOPLOT                      sequence analysis
                          ALIGNX                       multiple sequence alignments
                          CONTIGEXPRESS                sequence fragment assembly
                          3D MOL                       structure analysis and visualization
------------------------------------------------------------------------------------------------------

VECTOR ENTERPRISE:        incorporates a shared relational database into a network of
(scheduled Q3 2000)       Vector NTI Suite applications to enable real-time collaboration among multiple researchers in a secure environment.
                          (scheduled Q3 2000)
------------------------------------------------------------------------------------------------------

GENOMAX ENTERPRISE:       large-scale, modular, enterprise-wide data mining and
                          analysis application
------------------------------------------------------------------------------------------------------

 VERSION                  MODULES                      FUNCTIONS
------------------------------------------------------------------------------------------------------
 GENOMAX 2.5              GENE SEQUENCE                similarity searches, sequence alignments
 (released Q1 2000)       ANALYSIS                     and annotation

GENOMAX 3.0               GENE EXPRESSION ANALYSIS     management and visualization of microarray
 (scheduled Q3 2000)      PROTEIN 3-D STRUCTURE        data analysis and prediction of protein
                                                       molecular structure

FUTURE GENOMAX VERSIONS   GENOME VIEWING               chromosome and expressed sequence tag (EST)
                          PROTEIN-PROTEIN INTERACTION  mapping analysis of protein intracellulur
                          SNP ANALYSIS                 behavior genetic variation analysis
------------------------------------------------------------------------------------------------------

                                    PROFESSIONAL SERVICES

------------------------------------------------------------------------------------------------------
SOFTWARE DEVELOPMENT      Consulting and software development services provided under contract

IMPLEMENTATION AND        Software installation, integration and customization for GenoMax customers
  SUPPORT SERVICES

------------------------------------------------------------------------------------------------------

                           CHANNELING AND DISTRIBUTION ALLIANCES

------------------------------------------------------------------------------------------------------
CONTENT CHANNELING AND    Partnerships to integrate and distribute third party data content
 HARDWARE RESELLING       and to distribute specialized bioinformatic hardware with our software

E-COMMERCE PARTNERING     Partnerships  to enable  Vector NTI Suite  customers to use  hyperlinks to make online purchases of laboratory reagents, including those specified by Vector NTI Suite's decision support functions
------------------------------------------------------------------------------------------------------


Software Products

     Our portfolio of software products currently includes our Vector NTI Suite desktop application, our Vector Enterprise product and our GenoMax enterprise platform.

 Vector NTI Suite

     Vector NTI Suite is a comprehensive, integrated analysis and visualization software toolset for scientists working with genomic and proteomic data. We launched our first desktop application in 1993 and released Vector NTI Suite 6.0, our sixth generation desktop product, in June 2000. Vector NTI Suite consists of five modules, each of which is described below:

   o Vector NTI. Vector NTI provides the desktop researcher with a robust set of bioinformatic tools to create, analyze, map, manage, and graphically represent biological data. Vector NTI incorporates an object-oriented database for the storage and organization of DNA and protein sequence data and materials used in recombinant cloning including vectors, plasmids, oligonucleotides, gel markers, and restriction enzymes. The database can be sorted, customized, and searched according to the properties of relevant data objects. Vector NTI has the ability to design recombinants based on built-in biological knowledge and selected user preferences which accelerates the complex and time-consuming process of designing cloning experiments. By developing cloning strategies before performing actual laboratory work, users save valuable research time, reduce reagent costs, and enhance the prospects for a successful cloning experiment. Through its simulation function, Vector NTI recommends necessary protocols and reagents to complete the experiment. Vector NTI includes tools for restriction enzyme analysis (for cutting DNA sequences), PCR primer design (involving methods for amplifying a DNA sequence), mutagenesis analysis (involving the study and induction of mutations), and simulation of gel electrophoresis (a method of separating DNA fragments and proteins from similar molecules). Through Vector NTI's sophisticated graphical user interface, researchers can visualize their data and results of analysis.

   o BioPlot. BioPlot is a protein and nucleic acid sequence analysis tool that plots more than fifty different pre-defined physical and chemical protein analysis types and links them with feature maps and actual sequences. Amino acid scaling allows visualization of the distribution of the structural and chemical properties of amino acids along a molecular chain, providing clues as to the functional properties of protein regions or domains. These functional properties allow researchers to more quickly identify and understand regions of interest in molecules under study.

   o AlignX. AlignX allows researchers to create and edit multiple sequence alignments of proteins or nucleotides. The multi-pane view allows relevant domains in individual sequences to be linked, localized and compared in their alignment and in plots of similarity and sequence complexity, referred to as homology. AlignX integrates actively with Vector NTI and can read a multitude of data formats, a capability common to every module in the Vector NTI Suite.

   o ContigExpress. ContigExpress allows the user to take small analyzed sequence fragments, either in text format or from sequencing chromatograms, the output from automated sequencers, and visually assemble them together into a longer, contiguous sequence. ContigExpress further allows the user to edit the fragments directly, with the chromatograms in full view, while it tracks all the changes made. The ability to simultaneously show sequence and trace data allows the researcher to inspect the relative intensity of the sequencing chromatogram and modify the called base, if needed.

   o 3D MOL. Released as part of Vector NTI Suite 6.0, this tool enables researchers to analyze and visualize molecule structures using numerous display modes. 3D MOL enables researchers to manipulate the 3D structure of protein and DNA sequences linked to amino acids and nucleotide sequences. The analytical features of 3D MOL enable researchers to measure distances, angles and torsion angles.

  Benefits of Vector NTI Suite

     The benefits of our Vector NTI Suite include:

   o Integrated Software Suite. Vector NTI Suite includes a fully searchable database template that allows researchers to store and manage DNA, protein molecules, enzymes, and other biomolecular data. Vector NTI Suite allows users to perform analyses involving several integrated applications and to store and move data objects between the components of the desktop suite without reformatting between applications.

   o Open  Architecture.  Vector  NTI  Suite  is  offered  for  both Windows and
     Macintosh operating systems and can accommodate data in numerous text formats used in the research world including FASTA, GenBank, EMBL, SWISS-PROT, GenPept and ASCII. The software can run from a single static license for one machine or with our Dynamic License Server that can allocate a pre-defined number of users running the software on a centralized server. The Dynamic License Server creates an easily scalable environment, where the number of concurrent licenses can be set according to the expected usage.

   o Research Logic System Reflects Scientists' Natural Workflow. Vector NTI Suite eliminates many of the time-consuming laboratory design and execution processes by generating protocols and suggestions for cloning strategies, PCR primers and oligo design, restriction fragment analysis, mutagenesis analysis, protein and DNA/RNA analyses, multiple sequence alignments, and contig assembly. Researchers are also able to use the graphical features of Vector NTI Suite to produce presentation quality materials describing the results of their research.

   o Internet Connectivity. Vector NTI Suite provides connectivity to over 20 Internet sites for searching and importing fully annotated molecules back into Vector NTI Suite for further manipulation and analysis. Vector NTI Suite can analyze these data along with data collected from internal research as well as data from other publicly available sources. Vector NTI Suite 6.0 incorporates enhanced Internet connectivity, providing users with e-commerce capability directly through our software. We intend to enter into partnering arrangements by which this feature will allow users to purchase through the Internet reagents suggested by Vector NTI Suite and other biomolecular material necessary to conduct actual laboratory experiments.

   o Transparent Data Searching. Vector NTI Suite 6.0 allows researchers to conduct BLAST homology searches and query the ENTREZ and PubMed/MEDLINE databases at the NCBI through the desktop application without the need for a web browser. BLAST is the NCBI's basic local alignment search tool and involves the use of an algorithm to search online databases to compare any newly discovered DNA or protein sequence with known sequences. The results of this algorithm, which allows the identification of regions of similarity between sequence data, can be stored and managed by Vector NTI Suite. The ENTREZ and PubMed/MEDLINE search system allows researchers to search the NCBI databases of biomolecular data and perform scientific literature searches. Results of such searches can be stored and managed by Vector NTI Suite for later use or presentation.

   o Application Facilitates Research Collaboration. Vector NTI Suite allows researchers to share and exchange data and research results from their individual databases between several installations of Vector NTI Suite. In addition, Vector NTI Suite supports special document types that can be used as "packagers" for heterogeneous data and research results. Geographically distributed users may exchange these documents and use Vector NTI Suite's graphical viewers to visualize each others' research results.

 Vector Enterprise

     Our Vector Enterprise database software is designed for biologists working in larger research groups, or those who need to work collaboratively with others on sequence analysis projects. Vector Enterprise is an enhancement to the basic Vector NTI Suite and relies on a shared Oracle relational database to store user data and results. This product is coupled with the desktop database already present in the Vector NTI Suite and permits multi-user access and data sharing across entire companies or organizations by all researchers using Vector NTI Suite, with secure data storage and analysis. We are scheduled to commercially launch the first version of Vector Enterprise in the third quarter of 2000.

 GenoMax Enterprise Solutions

     GenoMax is a large-scale, enterprise-wide, data-mining application that enables research organizations to store, manage, integrate and analyze large amounts of genomic and proteomic data from disparate sources. GenoMax incorporates proprietary and third party analytical tools that perform complex integrated analyses across multiple experiment types that are not possible on desktop programs. GenoMax relies upon our user-friendly, Java-based Research Logic interface system and maintains an open architecture that allows new tools and proprietary algorithms to be incorporated into the GenoMax framework. The GenoMax architecture supports access to the system through Intranet, wide area network or dedicated Internet connectivity, while preserving data security and integrity. GenoMax enables multiple users to collaborate in the design and execution of research ranging from molecule analysis and annotation to complex bioinformatic algorithms. The combination of a collaborative environment and sophisticated data mining and management capabilities makes GenoMax an effective tool for coordinated genomics research.

     GenoMax was originally launched under the brand name Software Solution for Bio-Medicine in September 1998. Our current GenoMax 2.5 version was launched in March 2000 and includes a gene sequence analysis module with functionality including database similarity searches, multiple sequence alignments, sequence annotation and visualization, and restriction enzyme analysis. GenoMax 3.0, which is scheduled for release in the third quarter of 2000, includes enhancements such as fully distributed computing for analyses, data management and storage in order to achieve improved scalability and to fully utilize a client's existing computing infrastructure.

  GenoMax Enterprise Solutions Modules

     The following modules are currently in development and expected to be included in future versions of our GenoMax enterprise solution:

   o Gene Sequence Analysis: for database similarity searches including BLAST and FASTA, multiple sequence alignments, sequence annotation and visualization, restriction enzyme analysis, automated search agents and proprietary sequence comparison tools. This module is currently available with GenoMax 2.5 and is scheduled to be enhanced as part of GenoMax 3.0.

   o Gene Expression Analysis: for management, analysis and visualization of microarray data. This module is scheduled for release as part of GenoMax 3.0.

   o Protein 3D Structure: for prediction and analysis of tertiary structures of proteins including molecular structure. This module is scheduled for release as part of GenoMax 3.0.

   o Genome Viewing: for visualization and analysis of chromosome maps and mapping of expressed sequence tag (EST) clusters, transcripts, and genomic sequences. This module is currently in development.

   o Protein-Protein   Interactions:   for  analysis  of  protein  intracellular
     behavior. This module is currently in development.

   o Single Nucleotide Polymorphism (SNP) Analysis: designed to manage rapidly growing volumes of data on these tiny genetic variations, this module is a key analysis tool for research in pharmacogenomics. This module is currently in development.

  Benefits of GenoMax

     The benefits of our GenoMax Enterprise Solution include:

   o Collaboration-Oriented Architecture. GenoMax is a client-server software solution that allows collaboration within and across organizations. Multiple users may simultaneously search and analyze large quantities of data and share their results. Computationally intensive algorithms run on the server side, while the results are delivered on the client side through an intuitive Java-based graphical user interface, enabling real-time feedback with the central server, other users, and with third parties. GenoMax secures research analyses behind a corporate firewall and incorporates a flexible hierarchy of user rights, giving managers control of research projects and permitting administrators to customize their security needs by adding and deleting authorized users as necessary.

   o Large-Scale Data Processing/ High Throughput Research. GenoMax is designed to accommodate the needs of research institutions that analyze large amounts of genomic, proteomic and biomolecular data from multiple sources. The Oracle relational database system that is integrated into GenoMax automatically updates databases from public and subscription sources and includes alert mechanisms that notify users when new data has been imported. Data can be accessed and analyzed by researchers manually or automatically through GenoMax's High Throughput Research system which allows researchers to create sophisticated analysis protocols and apply them to process data on a 24-hour basis.

   o Flexible Bioinformatic Framework. GenoMax supports a wide range of data-mining algorithms, including BLAST, FASTA, HMM, flexible pattern search, ORF analysis, and homology blocks search. GenoMax's architecture is open, scalable, secure, and easily extended so that our customers may incorporate client-developed and publicly available algorithms and solutions. To enhance efficiency, GenoMax includes data management tools for organized storage and analysis and employs results filtering to select the most useful results according to user specifications.

Professional Services

     Software Development. As part of our growth strategy, we have developed, and intend to expand, our partnerships with genomic content providers. These relationships provide us with additional revenue opportunities, and broaden, validate, and reinforce our bioinformatic capabilities and brand recognition. Since October 1994, we have provided software development services to the NCBI, a division of the National Library of Medicine at the National Institutes of Health. NCBI maintains the world's largest databases of genomic and other biomolecular data, which are available via the Internet to all participants engaged in genetic and biological research. We have played a significant role in the development of the public content delivery interfaces for the NCBI's databases, including GenBank, ENTREZ, and PubMed/MEDLINE. Our relationship with NCBI allows us to work with the world's largest genomic and biomolecular databases, covering diverse sets of information. NCBI contracts for these services through intermediaries for whom InforMax is a subcontractor. These government contracts may be terminated on the behalf of the NCBI at any time.

     Implementation and Support Services. Our implementation and support services group provides installation, integration, customization, and maintenance support to our customers. We provide professional services on a fee for service basis for our GenoMax and larger Vector NTI Suite customers. Our implementation and support group includes professionals experienced in implementing our software in conjunction with systems manufactured by leading technology companies including Compaq, Oracle, and Sun Microsystems. We respond to requests for customer support through numerous channels. Our service group also provides training and educational programs to researchers using our products.

Channeling and Distribution Alliances.

     Content Channeling Relationships. We have entered into and intend to continue to seek distribution or reselling agreements with various biomolecular data content providers to sell subscriptions to their data sets to our GenoMax and Vector NTI Suite customers. These alliances leverage our market presence and use our software as an integration and analysis tool for the data content of our partners. Through such arrangements, we seek to share in ongoing subscription content revenues and receive a portion of milestone payments and royalties resulting from end-user discoveries derived from this content. To date, we have entered into alliances with the following organizations:

   o AxCell Biosciences Corporation. In August 1999, we entered into an agreement with AxCell Biosciences, a wholly owned subsidiary of Cytogen Corporation, to market AxCell's proprietary protein-protein interaction database with our GenoMax enterprise product. AxCell is a leader in the production of protein-protein interaction data. Under this agreement, we will develop and market, on a subscription basis, a product that couples AxCell's proprietary protein databases with our GenoMax enterprise platform. Under this agreement, we will receive a portion of subscription revenues, and milestone payments and royalties associated with discoveries based on data delivered via our content platform.

   o Centre National de la Recherche Scientifique (CNRS). In March 2000, we entered into a letter of intent with CNRS, the French National Center for Scientific Research, to market CNRS's databases with our GenoMax enterprise product. CNRS maintains proprietary databases containing data on gene structure, expression, and location within the human genome. This product would be marketed on a subscription basis and we would be entitled to receive a portion of the net revenue from sales to our customers and a portion of any milestone payments and royalties. The letter of intent also provides for us to work with CNRS to establish a European Center of Excellence in Computational Genomics and Proteomics to be located in Villejuif, France.

     Hardware Reselling Alliances. We believe that we can further leverage our market presence and increase our product offerings to our customers by entering into distribution and reselling agreements with selected bioinformatic hardware companies. In March 2000, we entered into an alliance with TimeLogic Corporation to link its DeCypher genomic analysis accelerator products that speed data mining, with our GenoMax enterprise platform. Pursuant to this agreement, we will market DeCypher to our customers along with our GenoMax product and share in a portion of net revenues and maintenance fees.

     e-Commerce Opportunities. Researchers use our Vector NTI Suite to design and simulate laboratory experiments. Vector NTI Suite provides researchers with specific experimental protocols and recommendations for reagents, enzymes, and other specific genomic material necessary to execute actual laboratory experiments. To extend this functionality, we intend to incorporate Internet hyperlinks into our Vector NTI Suite product to enable users to purchase genomic products and materials relevant to their research directly from online, partnered reagent vendors. We expect to generate transaction fees from partnered vendors for providing them access to our user base at the point of their research decisions.

CUSTOMERS

     We license our desktop software solutions to pharmaceutical, biotechnology and agricultural life science companies, academic and government research institutions, and individual researchers. Vector NTI Suite is currently licensed to over 17,000 desktops at 1,300 organizations, including over 500 pharmaceutical, biotechnology and agricultural life-science companies and 800 academic and government research institutions. Introduced in late 1998, our GenoMax enterprise platform has been purchased by 16 customers. Our major customers include:

Pharmaceutical and Agricultural Life Science Companies
o AstraZeneca UK Limited           o E.I. du Pont de Nemours and Company               o Pfizer, Inc.
o Aventis Pharmaceuticals, Inc.    o Hoechst Marion Roussel                            o Pioneer Hi-Bred International, Inc.
o BASF AG                          o Johnson & Johnson                                 o Eli Lilly and Company
o Bristol-Myers Squibb Company     o Merck & Company, Inc.                             o Novartis Agribusiness
                                                                                         Biotechnology Research, Inc.
Biotechnology Companies
o Amgen Inc.                       o Biofrontera Pharmaceuticals GmbH                  o Genzyme Corporation
o Aurora Biosciences Corporation   o Diversa Corporation                               o Microbia Incorporated

Academic and Government Research Institutions
o Katholieke Universiteit Leuven   o National Institutes of Health                     o University of Pennsylvania
o European Molecular Biology       o The Whitehead Institute for Biomedical Research   o Washington University in St. Louis
 Laboratory (EMBL)                 o Massachusetts Institute of Technology             o University of Tokyo

MARKETING AND SALES

     Our marketing and sales force consists of 45 employees. Our marketing team uses a variety of strategies to increase brand recognition for our products and reach a broader base of potential customers for our bioinformatic software solutions. In addition, the efforts of our service and implementation group to educate, convert, and train researchers on our enterprise and desktop products support our marketing efforts.

     Our sales force is divided into territorial revenue teams. Each territory is headed by a regional sales vice president and includes a team dedicated to direct sales efforts for our GenoMax enterprise software solutions. GenoMax enterprise sales involve a significantly longer and more complex sales cycle than our desktop applications, often involving many levels of procurement and purchasing decisions by a customer organization.

     Each territorial revenue team also includes a tele-sales team focused on sales of our Vector NTI Suite of desktop applications. Historical experience shows the typical sales cycle to be 30 to 60 days from an indication of interest to a purchase order. In addition, Vector NTI Suite consists of a number of component modules, which allows us to market to new users at a low initial price and sell additional modules later. We also offer flexible licensing alternatives that allow us to price consistently across customer organizations of different sizes.

CO-MARKETING ALLIANCES

     In connection with our sales and marketing efforts, we seek to establish strategic alliances and co-marketing relationships to accelerate market penetration of our bioinformatic software. We believe that purchasers of bioinformatic software often look to market leaders in technology to keep them abreast of possible emerging industry standards. We also believe that customers often select technology leaders because of a perception that there is a reduced risk in making a technology commitment. We have established relationships with the following leaders in the technology industry:

   o Compaq. We jointly market our software products with Compaq technology and benefit from a financing arrangement in which Compaq leases computer hardware that is coupled together with our software to its customers. This turnkey approach reduces financial barriers, and streamlines the installation of our enterprise software solutions by pre-loading it onto Compaq servers. Compaq also has agreed to feature our GenoMax enterprise software in its Center for Excellence in Bioinformatics, one of its technology demonstration sites targeted to the biotechnology industry. In June 2000, we jointly conducted a nine-city seminar series with Compaq on enhanced biological data mining and integrated genomic analysis.

   o Oracle. We jointly market our software products with Oracle databases and cooperate in the re-selling of Oracle database technology. We are also working with Oracle to streamline the installation of our enterprise software solutions and maximize the functionality and cooperative features of our technologies.

   o Sun Microsystems. We jointly market our software products in connection with the sale of Sun Microsystems servers to industry participants. Sun also has agreed to install our GenoMax enterprise platform in one of its key technology demonstration sites.

     Web-based Provision of Bioinformatic Software Applications. In January 2000, we entered into an alliance with an application service provider specializing in Internet-hosted research informatics solutions for the biopharmaceutical market, to offer our GenoMax and Vector NTI Suite software solutions as Web-based, hosted applications. We expect that by providing our software through an application service provider, we will be able to accelerate the deployment and facilitate the management of our software solutions. We intend to begin providing our bioinformatic software solutions through this Internet-hosted method in late 2000.

RESEARCH AND DEVELOPMENT

     Recruiting and retaining skilled personnel for our research and product development group is a critical component of our current and future competitive success. As of June 30, 2000, we had 84 employees dedicated primarily to research and product development. Our research and development team consists of applications and systems programmers, database administrators, and bioinformatics designers, numerous of which have experience in both computer science and molecular biology. To date, we have not encountered any significant turnover in our research and product development group, and we believe that our products and services have benefited from this level of continuity. Our research and development expenditures in 1997, 1998, and 1999 were $0.5 million, $1.2 million, and $2.6 million, respectively, and $1.0 million for the first three months of 2000.

     Our research and product development group possesses core competencies in C/C++, Java, MS Windows, Apple OS, UNIX, object-oriented design, system-level programming, relational database design and development (including Oracle), graphical user interface programming, bioinformatics, and molecular biology. Our team has a significant level of aptitude in working with a wide array of biomolecular data, including DNA and protein sequences and structures, gene expression, genetic maps, protein-protein interaction, and SNPs. We continue to enhance our existing products in an effort to expand their functionality and utility. Our research and product development team seeks to develop new products that use computational methods to further understand biological processes and enable users of genomic data to realize efficiency and productivity gains.

COMPETITION

     We   believe  that  the  principal  competitive  factors  in  the  evolving bioinformatic software industry include:

     o functionality and ease of use of software products;

     o rapid incorporation of technological and biomolecular innovations;

     o product flexibility, scalability, and integration;

     o level   of   customer   service,   product  implementation,  and  support
       functions;

     o existing market penetration and brand awareness;

     o alliances with strategic partners and technology market leaders; and

     o price.

     We face, and expect to continue to face, competition for market leadership from industry participants, including:

     o other bioinformatic software companies;

     o "in-house" software development groups of companies engaged in genomic research, including genomic and proteomic data providers;

     o third party software and information technology vendors;

     o academic, private, and government research institutions; and

     o companies delivering Internet-enabled bioinformatic software tools.

     We believe that in response to existing and future market opportunities, there is a strong likelihood of additional market participants, including large software applications companies. Many of our current and potential competitors, including academic and government research institutions, software and information technology vendors, and genomic data providers, have longer operating histories, stronger name recognition, and significantly greater financial, technical, and marketing resources than we do. As a result of these advantages, these competitors may be better able to adopt more aggressive pricing policies and better positioned to respond to changes in customer preference or technology.

INTELLECTUAL PROPERTY

     We believe that the proprietary protection of our bioinformatic software products is critical to the success of our business and our ability to compete effectively. We rely upon a combination of trade secret, patent, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions to protect our proprietary rights in our products, technology, and processes. In January 2000, Dr. Vadim Babenko, our Chief Technology Officer, assigned to us an application for a United States patent directed to InforMax's approach to integrated access to biomedical resources. Dr. Babenko has previously assigned to us two copyrights relating to our Vector NTI Suite of desktop applications. To date, we have been issued U.S. trademark registrations for the marks InforMax & Double Helix Design and Vector NTI. We have filed trademark applications in the U.S. for the marks GenoMax, InforMax, the InforMax Double Helix Logo Design, AlignX, BioPlot, HTR, HTR Partners Program, SSBM, ContigExpress, High-Throughput Research, and Software Solution for Bio-Medicine, among others. In addition, we have filed trademark applications in the European Community Trademark Office ("CTM") for the marks AlignX, BioPlot, Vector NTI Suite, ContigExpress, Software Solution for Bio-Medicine
(SSBM). We have pledged our trademarks to PNC Bank, National Association as a security for the facilities under our loan agreement.

     Two oppositions to our CTM trademark application for Vector NTI Suite have been filed. We are in the process of negotiations to settle these oppositions and believe that an amicable settlement can be reached.

     Additional trademark registrations in France for the marks Align.X, Vector.NTI, and Software Solution For Bio-Medicine, among others, are in the process of being assigned to us by our wholly-owned French subsidiary.

     We believe that the source code for our proprietary software solutions is protected under applicable copyright and trade secret law in the United States. Comparable and effective copyright and trade secret protection may not be available in each country where we distribute our products.

     We regularly enter into confidentiality agreements with our employees, consultants, and strategic partners and generally seek to control access to and distribution of our software, documentation, and other proprietary information. We may nonetheless be subject to unauthorized access to, and use of, our software products. In addition, third parties may be able to develop technology substantially similar to our existing and future software solutions. These events could materially affect our business, financial condition and results of operations.

EMPLOYEES

     As of June 30, 2000, we had 172 full-time employees, including 84 employees primarily engaged in research and product development, 45 in sales and marketing and 17 in implementation and support. We believe that our future success will depend in part on our continued ability to attract and retain qualified personnel. Competition for these personnel is intense, and there can be no assurance that we will be successful in attracting or retaining these personnel in the future. None of our employees is currently represented under a collective bargaining agreement, and we consider relations with our employees to be good.

FACILITIES

     We currently lease approximately 24,400 square feet of office space for our headquarters in Rockville, Maryland for approximately $620,000 per year, subject to an annual three percent rent escalation. The term of this lease expires in July 2006. We maintain additional offices in Annapolis, San Francisco, Denver, and Oxford, England, and have sales representatives in Boston and Bonn, Germany. We believe that we will be able to obtain suitable additional or substitute space as necessary at commercially reasonable rates.


LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings.

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


     Our executive officers, key employees and directors, and their ages as of the date of this prospectus, are as follows:





NAME                             AGE  POSITION
------------------------------- ----- -----------------------------------------------------
Alex Titomirov, Ph.D ..........  40   Chairman of the Board of Directors, President and
                                      Chief Executive Officer
James Bernstein, M.D ..........  61   Director, Chief Operating Officer and Executive Vice
                                      President, Strategic Development
Vadim Babenko, Ph.D ...........  38   Chief Technology Officer and Senior Vice President,
                                      Research and Product Development
Joseph Lehnen .................  40   Chief Financial Officer
Timothy Sullivan ..............  40   Senior Vice President, Marketing and Sales
Richard Melzer ................  44   Vice President, Global Sales
Dean Goddette, Ph.D. ..........  42   Vice President, Marketing
Peter Covitz, Ph.D ............  35   Director of Implementation and Support Services
Hooks Johnston ................  38   Director
Harry D'Andrea ................  44   Director

----------
     Alex Titomirov, Ph.D., is the founder of InforMax and has served as our President, Chief Executive Officer and Chairman of the Board of Directors since our inception in 1990. Dr. Titomirov is also the Chairman of the Board of Directors of RealTimeHealth.com, Inc., a development stage company monitoring genetic profiles over the Internet. Prior to founding InforMax, Dr. Titomirov participated in research on the developmentally regulated expression of mammalian cells for gene targeting at the Laboratory of Mammalian Genes and Development at the National Institutes of Health. Upon his arrival in the United States in 1989, Dr. Titomirov served as a visiting scientist at the Department of Microbiology at Columbia University. While in the former Soviet Union, Dr. Titomirov served as Group Leader of a research team in the field of DNA transfer technology at the Institute of Molecular Biology in Moscow, and served as Head of Theoretical Seminars at the Laboratory of Functional
Morphology of Chromosomes. Dr. Titomirov has also served as a member of the Grant Committee of the Russian Academy of Sciences and an instructor at the Moscow Physical Technical Institute. Dr. Titomirov earned his Ph.D. in Molecular Genetics in 1986 from the Institute of Cytology, Russian Academy of Sciences in St. Petersburg, Russia, and his M.S. in Molecular Genetics in 1982 from St. Petersburg State University.

     James Bernstein, M.D., has served as a director since our inception and as our Chief Operating Officer and Executive Vice President of Strategic Development since 1998. Dr. Bernstein is a founder and director of Age Wave, L.L.C., a holding company that develops businesses driven by population aging, and Chairman of Age Wave Impact, Inc., a relationship marketing company focusing on the 50+ population. From 1989 to 1994, Dr. Bernstein was engaged in the development of a private company for the distribution of pharmaceuticals and over-the-counter medicines in the former Soviet Union. Dr. Bernstein is a founder and former Chief Executive Officer of General Health, Inc., an information publishing company in the field of health risk assessment and management. Dr. Bernstein has served as a special consultant to the National Heart, Lung and Blood Institute of the National Institutes of Health with a focus on disease prevention, control and physician education. Prior to his tenure at NIH, he was a Deputy Director of the Georgetown University Health Policy Center. From 1972 to 1974, Dr. Bernstein headed the office of the Chairman of the Board of Supervisors of San Diego County, California. Prior to his government service, Dr. Bernstein was a research associate and Assistant to the President of the Salk Institute. Dr. Bernstein received his M.D. in 1964 from Cornell University Medical College and his Bachelor's degree in 1960 from Harvard College.

     Vadim Babenko, Ph.D., has served as our Chief Technology Officer and Senior Vice President of Research and Product Development since our inception in 1990. Dr. Babenko directs our research and product development team, having designed our first product offering and directed all subsequent enhancements. Before arriving in the United States from the former Soviet Union, Dr. Babenko was the Development Team Leader at GenInform, Inc., Moscow, where he designed and managed development of software for genetic engineering simulation. Prior to this he served for five years as a Senior Scientist at the Institute of Molecular Genetics at the Soviet Academy of Sciences conducting research on genetic data analysis, protein and DNA modeling, and computer simulation of biological processes using artificial intelligence techniques. Dr. Babenko has managed a number of research groups, led several international collaborations, and authored over 30 publications in the fields of bioinformatics and artificial intelligence. Dr. Babenko also held an appointment as a Senior Scientist at the Institute of Informatic Problems where he developed original methods for applying systems to medical diagnostics and decision making. Dr. Babenko earned a Ph.D. in biophysics in 1990, a Master's degree in theoretical physics in 1985, and a Bachelor's degree in automatics & telemechanics in 1983, each from the Moscow Institute of Physical Technology. He was cited Outstanding Young Scientist in 1989 at the Soviet Academy of Sciences, Outstanding Researcher in 1987 by the Soviet Association of Artificial Intelligence, and Best Student Researcher in 1984 by the Moscow Institute of Physical Technology.

     Joseph Lehnen has served as our Chief Financial Officer since January 1999. Prior to joining InforMax, Mr. Lehnen spent eight years as an investment banker with J.P. Morgan & Co., working with health care sector clients ranging from early-stage companies to Fortune 100 corporations. His experience as an investment banker included financing transactions in the public and private markets, merger and acquisition execution, industry analysis, strategic advisory work and financial risk analysis. Prior to his tenure at J.P. Morgan, Mr. Lehnen held positions as an aide in the U.S. Senate and as a radar design engineer for Litton Industries' defense contracting division. Mr. Lehnen received a Master's degree in public policy from Harvard University in 1989, a Master's degree in physics from Yale University in 1985 and a Bachelor's degree in physics from Santa Clara University in 1982.

     Timothy  Sullivan  has  served  as our Senior Vice President of Marketing &
Sales since January 1999. Prior to joining InforMax, Mr. Sullivan held positions in product management, alliance management, and major accounts management at Manugistics, Inc., a supply-chain decision support software vendor, from 1995 to 1999. Prior to his tenure at Manugistics, Mr. Sullivan served as product manager at TSI Software International, an electronic commerce vendor, from 1993 to 1995. Mr. Sullivan previously served as a management consultant with Andersen Consulting and Booz-Allen & Hamilton. Prior to entering the private sector in 1988, Mr. Sullivan was a Platoon Commander in the United States Marine Corps. He received an M.B.A. in Marketing in 1992 and a Bachelor's degree in Classics in 1984, each from Columbia University.

     Richard Melzer has served as our Vice President of Global Sales since January 2000 and coordinates our international sales efforts. Mr. Melzer previously served as our enterprise account manager from April 1999 to December 1999. Prior to joining InforMax, Mr. Melzer served as a senior account manager for Manugistics, Inc., a supply-chain decision support vendor, from April 1994 to March 1999. From April 1984 to March 1994, Mr. Melzer served in a number of positions including Vice President and Managing Director of European, Middle Eastern and African operations and Vice President of Sales and Operations for DISC, Inc., a NYNEX Company that sold application software to major banks, corporations and insurance companies. Mr. Melzer received Bachelor's degrees in each of International Relations and Multinational Enterprise from the Wharton School of the University of Pennsylvania in 1978.

     Dean Goddette, Ph.D., has served as our Vice President of Marketing since June 2000 and coordinates our promotional efforts. Prior to joining InforMax, Dr. Goddette held positions including Vice President of Marketing and Sales and Vice President of Bioinformatics with Structural Bioinformatics, Inc. from August 1998 to June 2000. From December 1993 to August 1998, Dr. Goddette held positions including manager of central U.S. and Canada sales and Senior Product Manager for Tripos, Inc., a pharmaceutical and biotechnology software and services company. Dr.

Goddette  received  a Ph.D. in Biochemistry from Washington University School of
Medicine in 1996 and a Bachelor's degree in Protein Biophysics from the University of Connecticut in 1980.

     Peter Covitz, Ph.D, has served as our Director of Implementation and Support Services since September 1999. Dr. Covitz coordinates our software integration, customization, maintenance, support and training efforts. Prior to joining InforMax, Dr. Covitz led the micoarray gene expression software team at Molecular Applications Group, a bioinformatic software company, from September 1998 to August 1999. From March 1997 to August 1998, Dr. Covitz served as a senior product scientist for Incyte Pharmaceuticals, Inc. where he worked with the development of a classification system for their sequence databases. Dr. Covitz received a Ph.D. in Microbiology from Columbia University in 1993 and a Bachelor's degree in Biology from Colgate University in 1986.

     Hooks Johnston has served as a director since June 1999. Mr. Johnston has been Managing Director of FBR Technology Venture Partners, a venture capital investment firm, since he joined in December 1998. From November 1997 to December 1998, Mr. Johnston served as the President of Descartes Systems Group, a leading supply chain software company, which he assisted in taking public in early 1998. From September 1995 to November 1997, Mr. Johnston served as the President and Chief Executive Officer of Roadshow International, Inc., a transportation software company that was acquired by Descartes. From August 1993 to September 1995, Mr. Johnston was the Chief Operating Officer of ALG, Inc., a design, pre-press and web development services company. Mr. Johnston currently serves on the boards of directors of Intranets.com, Inc., MarketSwitch Corporation, B2Emarkets, Inc., Shop2u, Inc., Radiowave.com, Inc., Collaborex, Inc., Global Logistics Technologies, Inc. and Shelflink, Inc. Mr. Johnston received an M.B.A. from Harvard Business School in 1988, and a Bachelor of Science degree in Applied Mathematics and Economics from Brown University in 1984.

     Harry D'Andrea has served as a director since June 1999. Mr. D'Andrea has been the Chief Financial Officer of Advanced Switching Communications, Inc., a telecommunications equipment provider, since June 1999. From August 1998 to June 1999 Mr. D'Andrea served as Chief Financial Officer of Call Technologies, inc., a telecommunications software provider. From June 1997 to July 1998, Mr. D'Andrea served as Chief Financial Officer of Yurie Systems, Inc., a provider of networking and telecommunications equipment. In 1996 Mr. D'Andrea served as Chief Financial Officer of American Communications Services, Inc. (now e.spire Communications, Inc.), a telecommunications service provider. Prior to that Mr. D'Andrea served as Executive Vice President, Chief Financial Officer and Treasurer of Caterair International Corporation, a provider of catering services for commercial airlines. Mr. D'Andrea currently serves on the board of directors of Coagulation Diagnostics, Inc. Mr. D'Andrea received an MBA in Finance in 1980 from Drexel University and a Bachelor's degree in Foreign Service from The Pennsylvania State University in 1978.

BOARD STRUCTURE

     Our bylaws currently provide for a board of directors consisting of not more than seven members, to be fixed from time to time by our board of directors. All directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. Messrs. Johnston and D'Andrea were elected to the board of directors under a voting agreement among InforMax and its principal stockholders. This voting agreement will terminate upon completion of this offering.

     In accordance with the terms of our amended and restated certificate of incorporation to be effective upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms, following the completion of this offering:

   o Class I, whose initial term will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2001;

   o Class II, whose initial term will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2002; and

   o Class III, whose initial term will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2003.

As a result, only one class of directors will be elected at each annual meeting of stockholders of InforMax with the other classes continuing for the remainder
of  their  respective  terms.  Messrs.         and       have been designated as
Class  I  directors;  Messrs.         and       have been designated as Class II
directors;  and  Messrs.         and         have  been  designated as Class III
directors. These provisions in our amended and restated certificate of incorporation may have the effect of delaying or preventing changes in control or management of InforMax.

BOARD COMMITTEES

     We have two standing committees: a compensation committee and an audit committee. The compensation committee currently consists of Mr. Johnston and Mr. D'Andrea. The compensation committee:

   o reviews and approves the compensation and benefits for our executive officers and grants stock options under our equity incentive compensation plan; and

   o makes  recommendations to the board of directors regarding these matters.

     The  audit committee consists of Messrs. Johnston, D'Andrea, and      . The
audit committee:

   o makes recommendations to the board of directors regarding the selection of independent auditors;

   o reviews the results and scope of the audit and other services provided by our independent auditors; and

   o reviews and evaluates our audit and control functions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of InforMax serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

COMPENSATION OF DIRECTORS

     Directors do not receive cash compensation for their service on our board of directors or any board committee. In 1999, we granted Mr. D'Andrea an option to purchase 15,000 shares of our common stock at an exercise price of $0.50. Such options are subject to conditions relating to vesting and continued participation on our board of directors. We reimburse non-employee directors for their reasonable expenses incurred in connection with their attendance at meetings of our board of directors and board committees and may in the future issue options to non-employee directors upon:

   o appointment, election, or re-election to the board; and

   o each anniversary thereof if he or she continues to serve as a director.

KEY MAN INSURANCE

     We maintain "key man" life insurance in the amount of $2,000,000 on each of Dr. Titomirov and Dr. Babenko, with proceeds payable to us.

EXECUTIVE OFFICERS

     Our executive officers are appointed and serve at the discretion of our board of directors.

EMPLOYMENT AGREEMENTS

     In April 1999, we entered into an employment agreement with Joseph Lehnen, to serve as our Chief Financial Officer and Senior Vice President through December 31, 2002. The term of Mr. Lehnen's employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 90 days prior to the end of the then current term, of their intent not to renew. Pursuant to this agreement, Mr. Lehnen's initial salary was set at $150,000 per year, with eligibility for bonuses and stock options as determined by the Chief Executive Officer and our board of directors. In the event that Mr. Lehnen's employment is terminated by us without cause, or terminated by Mr. Lehnen as a result of our breach of his employment agreement, he will receive an amount equal to fifty percent of his salary and bonus for the previous 12 month period. In the event that Mr. Lehnen's employment is terminated without cause upon, or within one year of, a change of control of our company, he will receive an amount equal to his salary and bonus for the previous 12-month period. In the event that Mr. Lehnen is terminated for cause or voluntarily resigns without breach by us of our agreement, he has agreed not to compete with us or solicit our employees for a period of 12 months following the cessation of his employment.

     In April 1999, we entered into an employment agreement with Timothy Sullivan, to serve as our Senior Vice President, Marketing and Sales, through March 31, 2003. The term of Mr. Sullivan's employment automatically renews for successive one year periods unless and until either party provides written notice, not less than 90 days prior to the end of the then current term, of their intent not to renew. Pursuant to this agreement, Mr. Sullivan's initial salary was set at $150,000 per year plus monthly commissions of one percent of that month's software license and professional services revenues. In the event that Mr. Sullivan's employment is terminated by us without cause, or terminated by Mr. Sullivan as a result of our breach of his employment agreement, he will receive an amount equal to fifty percent of his salary and earned commissions for the previous 12 month period. In the event that Mr. Sullivan's employment is terminated without cause upon, or within 180 days of, a change of control of our company, he will receive an amount equal to his annual salary and earned commissions for the previous 12-month period. In the event that Mr. Sullivan is terminated without cause, other than upon a change of control, or Mr. Sullivan terminates his employment as a result of our breach of his employment agreement, he has agreed not to compete with us or solicit our employees for a period of six months following the cessation of his employment. In the event that Mr. Sullivan's employment is terminated for any other reason, he has agreed not to compete with us or solicit our employees for a period of 12 months following the cessation of his employment.

EXECUTIVE COMPENSATION

     The following table sets forth compensation awarded to, earned by, or paid to our Chief Executive Officer and the four other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1999.


                          SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                           ANNUAL COMPENSATION               COMPENSATION
                                 ---------------------------------------   ----------------
                                                                              SECURITIES
                                                                              UNDERLYING
NAME AND PRINCIPAL POSITION       YEAR          SALARY           BONUS          OPTIONS
------------------------------   ------   -----------------   ----------   ----------------
Dr. Alex Titomirov,              1999        $  300,000          0            3,899,900
 Chief Executive Officer and
   Chairman of the Board of
   Directors
Dr. Vadim Babenko,               1999        $  200,000          0            1,600,000
 Chief Technology Officer and
   Senior Vice President
Dr. James Bernstein,             1999        $  225,000          0            1,050,000
 Chief Operating Officer and
   Executive Vice President
Joseph Lehnen,                   1999        $  145,000(1)    $35,000           350,000(2)
 Chief Financial Officer
Timothy Sullivan,                1999        $  222,747(3)       0              375,000(4)
 Senior Vice President,
   Marketing and Sales


(1) Under the terms of his April 1999 employment agreement Mr. Lehnen's annual salary is $150,000.

(2) Does not include 100,000 options granted on January 1, 2000.

(3) Includes $72,747 in commissions based on the sale of our software products.

(4) Does not include 175,000 options granted on January 1, 2000.

OPTIONS GRANTS DURING 1999

     All of the following stock options were granted under our equity incentive plan and are exercisable for shares of our common stock. The percentages below are based on a total of 8,941,609 shares subject to options we granted during the year ended December 31, 1999 to our employees, directors, and consultants, including the executive officers named in the Summary Compensation Table.

     The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable values assume that the initial public
offering  price  of  $        per  share was the fair market value of the common
stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term at the assumed 5% and 10% rates. These assumed rates are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect future stock price growth. The actual value realized may be greater or less than the assumed rates illustrated in the table.

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                   POTENTIAL
                                                                                  REALIZABLE
                                                                                   VALUE AT
                                                                                    ASSUMED
                                                                                  ANNUAL RATES
                                                                                   OF STOCK
                          NUMBER OF     PERCENT OF                                   PRICE
                           SHARES          TOTAL       EXERCISE                   APPRECIATION
                         UNDERLYING       OPTIONS        PRICE                        FOR
                           OPTIONS      GRANTED TO        PER       EXPIRATION       OPTION
                           GRANTED       EMPLOYEES       SHARE         DATE          TERM
                        ------------   ------------   ----------   ------------   -----------
                                                                                   5%     10%
NAME
Dr. Alex Titomirov       3,899,900          43.6%       $ .50       3/20/2009
Dr. Vadim Babenko        1,600,000          17.9%       $ .50       3/20/2009
Dr. James Bernstein      1,050,000          11.7%       $ .50       3/20/2009
Joseph Lehnen              350,000           3.9%       $ .50       3/24/2009
Timothy Sullivan           375,000           4.2%       $ .50       3/24/2009

AGGREGATE OPTION EXERCISES DURING 1999 AND YEAR-END OPTION VALUES

     The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by each of the executive officers named in the Summary Compensation Table as of December 31, 1999.

     The value realized represents the difference between the fair market value of the shares as of December 31, 1999, based on the assumed fair market value of $2.00 per share, and the exercise price of the option.





                             NUMBERS OF SECURITIES
                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED IN-THE-
                                  OPTIONS AT                     MONEY OPTIONS AT
                                FISCAL YEAR END                  FISCAL YEAR END
                        -------------------------------   ------------------------------
                         EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
Dr. Alex Titomirov        3,899,900               0        $5,849,850               0
Dr. Vadim Babenko         2,000,000               0        $3,196,000               0
Dr. James Bernstein       1,066,000               0        $1,606,840               0
Joseph Lehnen               207,814         142,186(1)     $  311,721        $213,279
Timothy Sullivan            101,558         273,442(1)     $  152,337        $410,163

(1) Subsequent to December 31, 1999, the vesting of the covered options has been accelerated such that all options are currently exercisable by Messrs. Lehnen and Sullivan.

EQUITY INCENTIVE COMPENSATION PLAN

     Administration

     We established our equity incentive compensation plan, as amended, in order to provide incentives for our eligible officers, employees, directors, and consultants to improve our business results, by giving such persons an opportunity to acquire or increase their proprietary interest in us. Our plan also better enables us to attract, retain, and reward talented and skilled personnel.

     Our plan may be administered by our board of directors or a board committee. Subsequent to this offering, our plan will be administered by the compensation committee of our board of directors, which will include at least two "disinterested persons," for purposes of Rule 16b-3 under the Exchange Act, and "outside directors," within the meaning of Section 162(m) of the Internal Revenue Code of 1986. The administrator has authority to take all actions and make all determinations required or provided for under our plan, including determination of the terms of any options or other awards granted, the exercise price of the option or other award, the number of shares subject to each option or other award, the exercisability and vesting thereof, and the form of consideration payable upon such exercise. Moreover, the administrator may rescind, modify or waive certain limitations or conditions associated with a grant under the plan so as to accelerate the exercise period. The total number of shares of our common stock authorized for use by the plan is 3.7 million. As of June 30, 2000, options to purchase 8,038,996 shares of our common stock and 60,000 shares of restricted stock were granted including 2,753,096 shares of common stock issuable pursuant to incentive awards under the plan.

     Stock Options

     The plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, and for the grant of non-qualified stock options. The exercise price of all incentive stock options granted under our plan must be at least equal to 100% of the fair market value of the shares underlying the options on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. Under our plan, an option will constitute an incentive option only to the extent that the aggregate fair market value of the underlying stock, at the time of the option grant, does not exceed $100,000. The exercise price of any stock options issued under our plan may not be less than the par value of the underlying common stock. The term of options issued under our plan may not exceed ten years.

     Restricted Stock

     Under  our  plan,  the administrator may grant to such eligible individuals shares of our restricted common stock, subject to the recipient's (a) payment of not less than the par value of such common stock and (b) the attainment of such performance objectives and the completion of such service requirements as determined to be a condition of such grant. Upon the recipient's non-payment of the price specified for the shares, failure to attain the performance objectives prior to expiration of the specified period, or termination of employment without having satisfied the service requirement, the shares of restricted stock (or the appropriate portion thereof) will be forfeited and will again be available for reissuance under the terms of our plan.

     Transferability

     Options and other awards granted under our plan are generally not transferable by the recipient. Awards granted under the plan must generally be exercised within six months after a recipient's death or permanent and total disability, but in no event later than the expiration of the option's term. Except as may be provided by the administrator in the option agreement or restricted stock agreement, upon termination of employment or service, other than by reason of death or permanent and total disability, shares of restricted stock and options that have not become vested under the plan shall terminate and the recipient thereof will have no further right to purchase the covered shares of common stock. Upon the termination of the recipient's employment or service for any reason, we will have the right, for a period of 180 days following such termination, to repurchase any or all of the shares acquired by the recipient pursuant to an incentive award under the plan at the fair market value of such shares on the date of termination (or at such lower price as shall have been specified in an agreement at the time of grant).

     Change in Capitalization, Merger or Sale

     The number and price of shares covered by outstanding stock options and restricted stock awards granted under the plan will be proportionately adjusted, as determined by our board of directors, to take into account any recapitalization, stock split, reverse stock split, stock dividend, combination, exchange or reclassification of shares or similar event. The plan provides that if we liquidate, dissolve, merge, consolidate or reorganize with another company in which we are not the surviving entity, sell substantially all of our assets to another company, or approve a transaction that results in any person or entity (other than existing stockholders at the time our plan was approved and their affiliates) owning 80% or more of the voting power of all classes of our stock, then all options outstanding under the plan will terminate if the option is not assumed by the surviving corporation, its parent or subsidiary, or if such entities do not substitute another award reflecting an appropriate adjustment to the number and price of such covered shares. In the event that the option is terminated as a result of the transactions above, the holder will be given an opportunity to exercise the vested portion of the option immediately prior to the option's termination.

                             CERTAIN TRANSACTIONS

SERIES A CONVERTIBLE PREFERRED STOCK FINANCING

     On June 22, 1999, we sold 2,161,265 shares of our Series A preferred stock to FBR Technology Venture Partners II, LP, at approximately $1.85 per share, for aggregate proceeds to us of $4 million. The proceeds were used for general working capital purposes. These shares will automatically be converted into 2,161,265 shares of our common stock upon the closing of this offering. Hooks Johnston, one of our directors, is a managing director of FBR Technology
Venture Partners, the general partner of FBR Technology Venture Partners II, LP. See "Principal Stockholders." In connection with this sale of preferred stock, we entered into an investment right agreement with FBR Technology Venture Partners II, LP with respect to the granting of certain registration rights. See "Description of Capital Stock -- Registration Rights" for a summary discussion of the registration rights granted as part of the Series A transaction. FBR Technology Venture Partners II, LP and certain holders of our common stock are party to a shareholders' agreement that contains certain restrictions on the transfer of our common stock by our stockholders who are parties to the agreement. See "Description of Capital Stock -- Shareholders' Agreement" for a summary discussion of the applicable transfer restrictions and other provisions.

OTHER RELATED PARTY TRANSACTIONS

     In 1999, Dr. Titomirov, our President and Chief Executive Officer, personally guaranteed an equipment loan facility of the Company in the amount of $125,000. The outstanding balance was paid in full in 1999.

     In 1999, Dr. Titomirov personally guaranteed a line of credit of the Company in the amount of $400,000. The outstanding balance was paid in full in 1999.

     In April 1999, we loaned $65,000 to Dr. Titomirov. The amount of the loan was secured by a promissory note to be repaid upon the fifth anniversary of the date of the loan. Interest accrued at the prime rate as reported in the Wall Street Journal plus 1% and was due and payable on each anniversary until the balance of the note was paid in full. The funds were loaned to Dr. Titomirov for payment of federal and state income taxes. The principal and interest due thereon associated with this note were fully repaid in July 2000.

     In April 1999, we entered into employment agreements with each of Joseph Lehnen, our Chief Financial Officer and Senior Vice President, and Timothy Sullivan, our Senior Vice President of Marketing and Sales. See "Management -- Employment Agreements" for a summary discussion of the terms of the employment agreements.

     In June 2000, Drs. Titomirov and Babenko entered into a private transaction for the sale of 500,000 and 165,000 of their shares of common stock, respectively, at approximately $10.64 per share to Paul Capital Partners VI Holdings. In connection with this transaction, Paul Capital Partners VI Holdings became a party to our non-preferred holder rights agreement and received certain registration rights granted therein. In March 2000, Drs. Titomirov and Babenko entered into a private transaction with certain of the Weiss, Peck & Greer entities disclosed in the "Principal Stockholders" table for the sale of 350,000 and 400,000 of their shares of common stock, respectively, at $10.00 per share. In connection with this transaction, the purchasers entered into a non-preferred holder rights agreement with us and received certain registration rights granted therein. For a discussion of the registration rights granted in these transactions, see "Description of Capital Stock - Registration Rights." In March 2000, Dr. Titomirov entered into a private transaction for the sale of 500,000 shares to FBR Technology Venture Partners II, LP at $10.00 per share.

     Stock  option  grants  to  directors and executive officers of InforMax are
described   under   the   captions   "Management   --  Board  Compensation"  and
"--Executive Compensation."

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of June 30, 2000 for:

   o each person, entity, or group known by us to own beneficially more than 5% of our outstanding common stock;

   o each named executive officer and each of our directors; and

   o our directors and executive officers as a group.

     Unless otherwise indicated, the address of each person identified is c/o InforMax, Inc., 6010 Executive Boulevard, 10th Floor, Rockville, MD 20852.

     The percentages shown are based on 6,823,545 shares of common stock outstanding prior to the offering as of June 30, 2000, and shares of common stock outstanding after the offering. Pursuant to Rule 13d-3 under the Exchange Act, shares of common stock that a person has the right to acquire pursuant to the exercise of stock options held by that holder that are exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power for all shares of common stock shown as beneficially owned by them.

                                                    SHARES BENEFICIALLY        SHARES BENEFICIALLY
                                                           OWNED                      OWNED
                                                    PRIOR TO OFFERING(1)        AFTER OFFERING(1)
                                                  ------------------------   -----------------------
            NAME OF BENEFICIAL OWNER                 NUMBER       PERCENT       NUMBER       PERCENT
-----------------------------------------------   ------------   ---------   ------------   --------
Alex Titomirov, Ph.D.(2) ......................    3,660,000     39.0%        3,660,000
Hooks Johnston(3) .............................    2,661,265     39.0%        2,661,265
FBR Technology Ventures
 Partners II, LP
 1001 19th Street
 Arlington, VA 22209
Vadim Babenko, Ph.D.(4) .......................    1,485,000     18.0%        1,485,000
James Bernstein, M.D.(5) ......................    1,256,000     15.9%        1,256,000
Weiss, Peck & Greer, LLC(6) ...................      750,000     11.0%          750,000
 One New York Plaza
 New York, New York 10004
Paul Capital Partners VI Holdings .............      665,000      9.7%        665,000
 50 California Street
 Suite 3000
 San Francisco, CA 94111
Timothy Sullivan(7) ...........................      550,000      7.5%          550,000
Joseph Lehnen(8) ..............................      450,000      6.2%          450,000
Harry D'Andrea(9) .............................        3,000       *              3,000
All directors and executive officers as a group
 (7 persons)(10) ..............................   10,065,265     78.2%       10,065,265

----------
*  Represents less than 1% of the outstanding shares of common stock.

(1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Accordingly, shares underlying options or warrants exercisable or convertible within 60 days after June 30, 2000, are deemed to be outstanding for purposes of calculating the number of shares beneficially owned and percentages owned by the holder of such options or warrants.

(2) Includes 2,549,900 shares issuable upon exercise of vested options.

(3) Includes 2,161,265 shares of our Series A preferred stock to be converted into 2,161,265 shares of common stock upon the closing of this offering. Represents shares held of record by FBR Technology Venture Partners II,
    L.P.,  the  general  partner  of which is FBR Venture Capital Managers, Inc.
    Mr. Johnston, one of our directors, is the Managing Director of FBR Technology Venture Partners II, L.P.

(4) Includes 1,435,000 shares issuable upon exercise of vested options.

(5) Includes 1,066,000 shares issuable upon exercise of vested options.

(6) Represents (a) 7,620 shares held of record by WPG Institutional Networking Fund, L.P., (b) 205,605 shares held of record by WPG Institutional Software Fund, L.P., (c) 35,474 shares held of record by WPG Networking Fund, L.P., (d) 180,181 shares held of record by WPG Raytheon Networking
    Fund,  L.P.,  (e)  190,546  shares  held  of record by WPG Raytheon Software
    Fund,  L.P.,  (f)  102,374 shares held of record by WPG Software Fund, L.P.,
    (g) 27,200 shares held of record by WPG Networking QP Fund, L.P., and (h) 1,000 shares held of record by Raj Mehra. Weiss, Peck & Greer LLC is the general partner of each of the entities identified in (a) through (g) above.

(7) Includes 550,000 shares issuable upon exercise of vested stock options.

(8) Includes 450,000 shares issuable upon exercise of vested stock options.

(9) Includes 3,000 shares issuable upon exercise of vested stock options.

(10) Includes 6,053,900 shares issuable upon exercise of vested stock options.

                         DESCRIPTION OF CAPITAL STOCK

     At  the  time of the closing of this offering, our authorized capital stock
will consist of     million shares, including:

   o        million  shares  of  common  stock, par value $0.01 per share,    of
     which will be outstanding upon completion of this offering; and

   o million shares of preferred stock, par value $0.01 per share, none of which will be outstanding upon completion of this offering.

The following is a summary of various provisions of our common stock and preferred stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, where such rights are set forth in full, and the provisions of applicable law.

COMMON STOCK

     As of June 30, 2000, there were 4,662,280 shares of common stock issued and outstanding and held of record by 47 stockholders. An additional 2,161,265 shares of our common stock will be issued upon the automatic conversion of all outstanding shares of our preferred stock on the closing of this offering. There will be shares of common stock outstanding after giving effect to the sale of the shares of common stock offered hereby. See "Shares Eligible for Future Sale" for information regarding the number of shares of common stock underlying outstanding options.

     Voting Rights. The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors.
Generally, all matters on which stockholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

     Dividends. Holders of our common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any priority dividend rights of any preferred stock we may issue in the future. We do not intend to pay cash dividends on our common stock for the foreseeable future. This is because we intend to retain our cash for working capital and to finance our planned growth. However, our board of directors is free to change our dividend policy in the future, based upon factors such as our results of operations, financial condition, cash flow, cash needs, and future prospects. If our board of directors were to change our dividend policy, so long as we have any amount outstanding under our credit facilities with PNC Bank, National Association, we would be required to obtain PNC Bank's written consent prior to the declaration or payment of such dividends.

     Liquidation Rights. If we are liquidated, dissolved, or wound up, we must first pay all amounts we owe our creditors and then pay the full amounts required to be paid to holders of any shares of our preferred stock then outstanding before we may make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to them, after all of our creditors have been satisfied and we have paid the liquidation preferences of any of our preferred stock.

     Other Rights. No shares of our common stock are subject to redemption by us. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of our common stock.

     All of our shares of our common stock to be outstanding after this offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     As of June 30, 2000, there were 2,161,265 shares of our redeemable convertible preferred stock authorized, all of which were designated Series A preferred stock, issued and outstanding. Concurrently with the closing of this offering, all of our outstanding shares of preferred stock will be converted into shares of our common stock.

     Our amended and restated certificate of incorporation authorizes our board of directors to create and issue preferred stock from time to time in one or more classes or series. In creating and issuing a class or series of preferred stock, our board of directors, without further vote of our stockholders, may determine the exact terms of the class or series, including the following:

   o the number of shares constituting the series and the distinctive designation of the series;

   o the dividend rate on the shares of the series; whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

   o whether the series will have voting rights in addition to the voting rights provided by law, and if so, the terms of the voting rights;

   o whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

   o whether or not the shares of the series will be redeemable, and, if so, the dates, terms, and conditions of redemption;

   o whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

   o the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution, or winding up and the relative rights or priority, if any, of payment of shares of the series.

     Although we have no present plans to issue any shares of preferred stock, any future grant of shares of preferred stock, or the grant of rights to purchase preferred shares, may also have the effect of delaying, deferring or preventing a change in control in our company or an unsolicited acquisition proposal. The grant of preferred stock also could decrease the amount of any earnings and assets available for distribution to the holders of common stock or could negatively affect the rights and powers, including voting rights, of the holders of the common stock.

REGISTRATION RIGHTS

     FBR Technology Venture Partners II, LP, each of the Weiss, Peck & Greer entities disclosed in the "Principal Stockholders" table, Paul Capital Partners VI Holdings, PNC Bank, National Association and four accredited investors have certain registration rights as to the 3,933,913 shares of common stock or warrants to acquire common stock they will own upon the closing of this offering. FBR is entitled to certain demand registration rights pursuant to which it may require us to file a registration statement under the Securities Act with respect to their shares of common stock. Beginning on the date 180 days from the effectiveness of our registration statement in connection with this offering, FBR may require us to use our best efforts to effect a registration statement on their behalf on not more than two occasions. In the event that we are able to register our shares through use of a short-form registration under the Securities Act, FBR, WPG, Paul Capital and the accredited investors may require that we register their shares on such form, provided that we have not filed a short form registration within 12 months of the date of the demand. FBR is permitted up to four short-form registration demands, while WPG, Paul Capital and the four accredited investors are permitted up to two short-form registration demands.

     In the event that we propose to register any of our securities for sale under the Securities Act, except for certain employee benefit plans or as part of certain corporate reorganizations, each of the stockholders above are entitled to notice of such registration and to "piggy back" onto and include its shares in that registration. These registration rights are subject to conditions and limitations, including the right of our underwriters to limit the number of shares included in such offering and our right to delay registration because it would be seriously detrimental to us and our stockholders. All registration rights above terminate not later than five years from the date of effectiveness of our registration statement in this offering, except for FBR's "piggy back" and short form registration rights. We are generally responsible for the costs and expenses of all such registrations. We are required to obtain FBR's consent prior to the granting of equal or more favorable registration rights to any third party.

SHAREHOLDERS' AGREEMENT

     We are party to a shareholders' agreement with Drs. Titomirov and Bernstein (the "Founders"), certain individual shareholders (together with the Founders, the "Individual Parties") and each of the Weiss, Peck & Greer entities noted in the Principal Stockholder table. Unless terminated in writing, the agreement continues in effect until the earlier of the date on which all our common stock is owned by one of the parties to the agreement and such date on which more than 50% of our outstanding shares of common stock are registered under the Securities Act. The agreement provides that so long as the Founders continue to hold shares of common stock, have not departed from
InforMax and are able to perform services for InforMax of at least 15 eight-hour days during any six month period, the Individual Parties will vote all of their shares to elect each of the Founders to our board of directors. The shareholders' agreement contains certain restrictions on transfer that limit the ability of the parties to sell, transfer, or otherwise dispose of their shares. The agreement provides that upon any separation from InforMax (e.g. disability, death, resignation or termination other than for cause) of an Individual Party, we and the remaining Individual Parties have a six-month option to purchase all, but not less than all of the separated party's shares. If we terminate the employment of any Founder for cause, we and the remaining Individual Parties will have a six month option to purchase any or all of the terminated Founder's shares. The Individual Parties may not sell, transfer or otherwise dispose of their shares to a third party without giving the other parties notice of their intent to sell, and a right of first refusal to purchase all, but not less than all, of such shares on the same terms. Transfer of shares to persons, including family members is permitted, provided such persons become bound by the terms of the agreement. During the term of the agreement, and for a period of two years after its termination, the Individual Parties have agreed not to compete, directly or indirectly with us in the development and licensing of our bioinformatic software. In connection with a private sale transaction, Paul Capital was assigned certain rights and assumed all obligations and responsibilities as a shareholder party under the shareholders' agreement with regard to its shares of common stock purchased from Dr. Titomirov.

DIRECTORS' LIABILITIES

     As permitted by the Delaware General Corporation Law, as amended (the "DGCL"), our certificate of incorporation limits the liability of our directors to our company or our stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for director's breach of fiduciary duty other than liability (i) for any breach of the director's duty of loyalty to our company or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. In addition, our bylaws provide that we will indemnify, to the fullest extent permitted under the DGCL, all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

ANTI-TAKEOVER PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

     We are subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with some exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

     Upon completion of this offering, our charter documents also will contain provisions that may have the effect of delaying or preventing changes in control or management of InforMax, which could have an adverse effect on the market price of our common stock. For example, our charter documents will contain a provision eliminating the ability of stockholders to take actions by written consent. In addition, our amended and restated certificate of incorporation to be effective upon completion of this offering also provides that the board of directors will be divided into three classes, each serving staggered three-year terms, following the completion of this offering: Class I, whose initial term will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2001; Class II, whose initial term will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2002; and Class III, whose initial term will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2003. As a result, only one class of directors will be elected at each annual meeting of stockholders of InforMax, with the other classes continuing for the remainder of their respective terms.

     Our amended and restated certificate of incorporation permits our board of directors to issue up to 2,161,265 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. Use of our preferred stock could have the effect of delaying, deferring or preventing a change in control, as removal of our board of directors and management may be rendered more difficult. Further, use of the preferred stock may have a negative impact on the ability of our stockholders to participate, if applicable, in a tender offer or exchange offer for the common stock, which would diminish the value of our common stock.

     Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our President, Chairman of the board of directors, or a majority of the board of directors will be able to call a special meeting. The bylaws also require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting. These provisions may delay or prevent changes of control or management.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is               .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, or even the possibility of future sales, could reduce the prevailing market price of our common stock. As described below, only a limited number of shares of common stock currently held by our stockholders will be available for sale shortly after this offering because of contractual and legal restrictions on resale. Sales of substantial amounts of common stock in the public market after the restrictions lapse could negatively affect the prevailing market price and our ability to raise equity capital in the future.

     Upon the closing of this offering, _____________ shares of our common stock will be outstanding based on the number of shares of our preferred stock and common stock outstanding as of June 30, 2000, and assuming no exercise of the underwriters' over-allotment option. Of these shares, the _____________ shares of common stock being sold in this offering will be freely tradable (unless purchased by our "affiliate" as such term is defined in the Securities
Act) without restriction under the Securities Act. The remaining 6,823,545 shares of common stock were issued and sold by us in private transactions and are "restricted securities" that are eligible for public sale only if registered under the Securities Act or sold in compliance with Rule 144 under that Act.

     All of our officers, directors, and holders of at least ___________ shares of our stock have signed lock-up agreements, in which they agreed that they will not, directly or indirectly, offer, sell, or agree to sell, or otherwise dispose of any shares of our common stock or other securities without the prior written consent of Bear, Stearns & Co. Inc., for a period of 180 days from the date of this prospectus. The lock-up agreements do not apply to any shares acquired in this offering through the directed share program.


     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any earlier owner except an affiliate, will be entitled to sell within any three month period a number of shares that do not exceed the greater of:

   o 1%  of  the  number  of  shares of our common stock then outstanding, which
     will   equal   approximately   _________  shares  immediately  after  this
     offering; or


   o the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k). Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any earlier owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

     Registration Rights. As described above, holders of 3,933,913 shares of our common stock, or warrants to acquire common stock, that are restricted securities will be entitled to certain registration rights covering their shares. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of that registration, except for shares purchased by affiliates.

     Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants, or advisors, other than affiliates, who purchases or receives shares from us in connection with our equity incentive plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144. Affiliates will be able to sell such shares under Rule 144 without compliance with its holding period requirements.

     Stock Options. Following this offering we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock underlying options held by our officers, directors and employees, including shares reserved for issuance under our equity incentive compensation plan. The registration statement on Form S-8 will become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under that registration statement will, subject to limitations applicable to affiliates, be available for sale in the open market after the filing, except those shares subject to lock-up agreements and unvested shares.

                                 UNDERWRITING

     Subject to the terms and conditions provided in an agreement among the underwriters and us, the underwriters named below, through their representatives Bear, Stearns & Co. Inc., U.S. Bancorp Piper Jaffray Inc. and Adams, Harkness & Hill, Inc., have severally agreed to purchase from us the aggregate number of shares of our common stock indicated opposite their names below:

                                                      NUMBER
UNDERWRITER                                          OF SHARES
-------------------------------------------------   ----------
         Bear, Stearns & Co. Inc. ...............
         U.S. Bancorp Piper Jaffray Inc. ........
         Adams, Harkness & Hill, Inc. ...........

         Total ..................................


     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all the above shares of our common stock if any are purchased.

PUBLIC OFFERING PRICE

     The underwriters propose to offer the shares of our common stock directly to the public at the offering price indicated on the cover page of this prospectus and at that price less a concession not in excess of $ ______ per share of common stock to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow, concessions not in excess of $______ per share of common stock to other underwriters or to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

     The following table summarizes the per share and total public offering price of the shares of common stock in the offering, the underwriting compensation to be paid to the underwriters by us, and the proceeds of the offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                               TOTAL
                                                                  --------------------------------
                                                                       WITHOUT           WITH
                                                       PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                      ----------- ---------------- ---------------
Public offering price ...............................  $          $                $
Underwriting discounts and commissions payable by us
Proceeds, before expenses, to us ....................

     The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of common stock.

     We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $ _______.

OVER-ALLOTMENT OPTION TO PURCHASE ADDITIONAL SHARES

     We have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of __________ additional shares of our common stock exercisable at the offering price less the underwriting discounts and commissions, each as provided on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obligated to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

INDEMNIFICATION AND CONTRIBUTION

     The underwriting agreement provides that we will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, including liabilities arising from material misstatements or omissions in connection with disclosure, or will contribute to payments that the underwriters may be required to make in respect of those liabilities. The underwriters have agreed to indemnify us against liabilities specified in the underwriting agreement under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the underwriters, the underwriters have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LOCK-UP AGREEMENTS

     Our directors and officers and our stockholders holding _________ shares of our stock have agreed that they will not, directly or indirectly, offer, sell or agree to sell, or otherwise dispose of any shares of our common stock or convertible securities without the prior written consent of Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus.

     In addition, we have agreed that for a period of 180 days from the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly, offer, sell, grant any option, warrant or other right to purchase or otherwise dispose of any shares of common stock or convertible securities, pledge, make any short sale or maintain any short position, establish or maintain a put position, enter into any swap, derivative transaction or other arrangement that transfers to another any of the economic consequences of ownership of common stock, or otherwise dispose of any common stock or convertible securities or any interest in our common stock or convertible securities.

NASDAQ NATIONAL MARKET QUOTATION

     Before this offering, there has been no public market for our common stock. As a result, the initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and the future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. We have applied for approval for the quotation of our common stock on the Nasdaq National Market, under the symbol "INMX." We cannot assure you, however, that an active or orderly trading market will develop for our common stock or that the common stock will trade in the public market subsequent to this offering at or above the initial offering price.

STABILIZATION, SYNDICATE SHORT POSITION AND PENALTY BIDS

     In order to facilitate this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

DIRECTED SHARE PROGRAM

     At our request, the underwriters have reserved for sale at the initial public offering price up to _______ shares of common stock to be sold in this offering for sale to our directors, officers, employees, business associates, vendors and related persons. Purchases of reserved shares are to be made through an account at Bear, Stearns & Co. Inc. in accordance with Bear, Stearns & Co. Inc.'s procedures for opening an account and transacting in securities. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased by our directors, officers, employees, business associates, vendors and related persons will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

                                 LEGAL MATTERS

     Certain legal matters, including the legal validity of the shares of common stock we are offering, will be passed upon for us by our counsel, Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Coudert Brothers, New York, New York. A partner of Hogan & Hartson L.L.P. beneficially owns 33,748 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act covering the shares of our common stock offered by this prospectus. This prospectus does not contain all the information we included in the registration statement and the exhibits and schedules we attached to it. For further information about us and the shares we are offering by this prospectus, you should review this registration statement and the exhibits and schedules attached to it. A copy of our registration statement, including the exhibits and schedules, may be read and copied at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. Also, the Securities and Exchange Commission maintains an Internet site at http://www.sec.gov, from which you can electronically access our registration statement, including the exhibits and schedules attached to it.

     As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We intend to fulfill these requirements by filing periodic reports and other information with the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                            PAGE
                                                                                           -----
Independent Auditors' Report ............................................................. F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999 and as of
 March 31, 2000 (unaudited) .............................................................. F-3
Consolidated Statements of Operations for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 (unaudited) ............. F-5
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended
 December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000            F-6
  (unaudited)
Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000 (unaudited) ............. F-7
Notes to Consolidated Financial Statements ............................................... F-9

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
InforMax, Inc., and Subsidiary
Rockville, Maryland

We have audited the accompanying consolidated balance sheets of InforMax, Inc., and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of InforMax, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

McLean, Virginia
June 7, 2000, except for Note 16, paragraphs six, seven, eight, nine and ten, as to which the dates are June 19, 2000, June 23, 2000, June 29, 2000, June 30, 2000 and July 7, 2000, respectively.

                                INFORMAX, INC.

                          CONSOLIDATED BALANCE SHEETS



                                                      DECEMBER 31,                    MARCH 31, 2000
                                              -----------------------------   ------------------------------
                                                                                                 (PRO FORMA)
                                                   1998            1999            ACTUAL         (NOTE 2)
                   ASSETS                     -------------   -------------   ---------------   ------------
                                                                                (UNAUDITED)      (UNAUDITED)
Current assets:
 Cash and cash equivalents ................    $  295,669      $1,398,937       $   889,359     $
 Accounts receivable (net of allowance for
   doubtful accounts of $15,000 at December
   31, 1998 and 1999 and March 31, 2000
   (unaudited)), respectively .............     1,550,328       2,640,485         3,542,682
 Income tax receivable ....................            --         122,446           100,935
 Deferred tax asset .......................       581,353         676,379         1,162,921
 Prepaid expenses .........................            --         222,473           194,939
 Other current assets .....................         9,435          28,837            52,851
                                               ----------      ----------       -----------     ------------
    Total current assets ..................     2,436,785       5,089,557         5,943,687
                                               ==========      ==========       ===========     ============
Property and equipment:
 Computer equipment .......................       434,669       1,060,435         1,315,817
 Purchased software .......................         4,340          58,306           109,278
 Office furniture and equipment ...........        46,236         537,908           978,312
 Leasehold improvements ...................            --         155,122           211,932
                                               ----------      ----------       -----------     ------------
                                                  485,245       1,811,771         2,615,339
 Less: Accumulated depreciation and
   amortization ...........................      (114,426)       (375,472)         (523,289)
                                               ----------      ----------       -----------     ------------
    Property and equipment - net ..........       370,819       1,436,299         2,092,050
                                               ----------      ----------       -----------     ------------
Other assets:
 Deposits .................................        10,883          67,996            74,212
 Loan to shareholder ......................            --          69,360            70,904
 Deferred tax asset .......................        64,341         601,500           114,959
                                               ----------      ----------       -----------     ------------
    Total other assets ....................        75,224         738,856           260,075
                                               ----------      ----------       -----------     ------------
Total assets ..............................    $2,882,828      $7,264,712       $ 8,295,812
                                               ==========      ==========       ===========     ============


                See notes to consolidated financial statements.

                                INFORMAX, INC.

                          CONSOLIDATED BALANCE SHEETS





                                                                       DECEMBER 31,                 MARCH 31, 2000
                                                               ----------------------------- ----------------------------
                                                                                                               PRO FORMA
                                                                    1998           1999           ACTUAL       (NOTE 2)
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                 ------------- --------------- --------------- ------------
                                                                                               (UNAUDITED)    (UNAUDITED)
Accounts payable .............................................  $  391,477    $    404,016    $    843,497       $
 Accounts payable to related parties .........................      23,325          21,806          91,233
 Accrued liabilities .........................................     341,972         933,125         753,030
 Line of credit ..............................................     200,000         550,000       1,050,000
 Equipment loan facility - current portion ...................          --         337,302         601,635
 Notes payable ...............................................      64,415              --              --
 Capital lease obligations - current portion .................     114,106         113,293         104,246
 Deferred revenue ............................................   1,489,389       1,689,997       2,612,953
 Income taxes payable ........................................     151,296              --              --
 Billings in excess of cost on government contracts ..........      79,796              --              --
                                                                ----------    ------------    ------------       --------
    Total current liabilities ................................   2,855,776       4,049,539       6,056,594
                                                                ----------    ------------    ------------       --------
Long-term liabilities:
 Capital lease obligations - less current portion ............     182,346          92,208          69,005
 Equipment loan facility - less current portion ..............          --         623,245         959,732
 Deferred revenue ............................................     249,886         121,673          97,034
                                                                ----------    ------------    ------------       --------
    Total long-term liabilities ..............................     432,232         837,126       1,125,771
                                                                ==========    ============    ============       ========
Commitments and contingencies
 (Notes 13 and 14 ) ..........................................
Series A redeemable convertible preferred stock, par value
 $0.01; no shares authorized, issued and outstanding at
 December 31, 1998, 2,161,265 shares authorized, issued,
 and outstanding at December 31, 1999 and March 31,
 2000 (unaudited) and no shares issued and outstanding
 at March 31, 2000 pro forma (unaudited), liquidation
 preference - $1.85 per share.................................          --       4,095,054       4,179,124
                                                                ----------    ------------    ------------       --------
Stockholders' equity (deficit):
 Common stock - voting, par value $0.01; 1,595,455
   shares authorized; 1,146,600, 1,500,000, 1,500,000, and
   _________ shares issued, and 996,600, 1,350,000,
   1,350,000, and _________ shares outstanding at
   December 31, 1998, 1999, March 31, 2000 (unaudited),
   and March 31, 2000 pro forma (unaudited),
   respectively ..............................................      11,466          15,000          15,000
 Common stock - nonvoting, par value $0.01; 14,931,864
   shares authorized; 1,429,400, 1,218,000, 2,468,000, and
   _________ shares issued, and 1,239,400, 1,028,000,
   2,278,000, and ________ shares outstanding at
   December 31, 1998 and 1999, March 31, 2000
   (unaudited) and March 31, 2000 pro forma
   (unaudited), respectively .................................      14,294          12,180          24,680
 Additional paid-in capital ..................................     562,407         948,165       2,494,727
 Deferred compensation .......................................     (16,218)       (400,208)       (857,863)
 Accumulated deficit .........................................    (858,129)     (2,173,144)     (4,623,221)
 Treasury stock, 340,000 shares - at cost, at
   December 31, 1998 and 1999, March 31, 2000
   (unaudited) and March 31, 2000 pro forma
   (unaudited), respectively .................................    (119,000)       (119,000)       (119,000)
                                                                ----------    ------------    ------------       --------
    Total stockholders' equity (deficit) .....................    (405,180)     (1,717,007)     (3,065,677)
                                                                ----------    ------------    ------------       --------
Total liabilities and stockholders' equity (deficit) .........  $2,882,828    $  7,264,712    $  8,295,812       $
                                                                ==========    ============    ============       ========

                See notes to consolidated financial statements.

                                INFORMAX, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                     THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                   ------------------------------------------- -------------------------------
                                                        1997          1998           1999            1999            2000
                                                   ------------- ------------- --------------- --------------- ---------------
                                                                                                 (UNAUDITED)     (UNAUDITED)
Revenues:
 Software license and customer support ...........  $1,334,510    $2,732,382    $  7,277,627     $ 1,048,828    $  2,411,476
 Professional services............................     867,212     1,393,863       2,736,798         541,358         797,116
                                                    ----------    ----------    ------------     -----------    ------------
    Total revenues ...............................   2,201,722     4,126,245      10,014,425       1,590,186       3,208,592
                                                    ==========    ==========    ============     ===========    ============
Cost of revenues:
 Software license and customer support ...........      38,102       190,144         404,848          70,468         100,426
 Professional services(1).........................     716,059     1,081,021       1,612,167         342,724         425,094
                                                    ----------    ----------    ------------     -----------    ------------
    Total cost of revenues .......................     754,161     1,271,165       2,017,015         413,192         525,520
                                                    ==========    ==========    ============     ===========    ============
Gross profit .....................................   1,447,561     2,855,080       7,997,410       1,176,994       2,683,072
                                                    ----------    ----------    ------------     -----------    ------------
Operating expenses:
 Selling, general and administrative(2)...........   1,075,264     2,475,840       6,999,916       1,088,455       3,423,604
 Research and development(3)......................     365,034     1,162,471       2,597,281         485,245         961,305
 Stock based compensation ........................     210,695        17,782         138,185          17,611         556,291
 Depreciation and amortization ...................      17,945        93,809         272,548          40,754         148,284
                                                    ----------    ----------    ------------     -----------    ------------
    Total operating expenses .....................   1,668,938     3,749,902      10,007,930       1,632,065       5,089,484
                                                    ==========    ==========    ============     ===========    ============
Loss from operations .............................    (221,377)     (894,822)     (2,010,520)       (455,071)     (2,406,412)
                                                    ----------    ----------    ------------     -----------    ------------
Other income (expense):
 Investment earnings .............................          --            --          66,342             609           6,503
 Interest expense ................................     (18,523)      (59,910)        (86,538)        (15,325)        (44,853)
 Other ...........................................     (12,404)       (3,313)        (10,642)             --          (5,315)
                                                    ----------    ----------    ------------     -----------    ------------
    Total other income (expense) .................     (30,927)      (63,223)        (30,838)        (14,716)        (43,665)
                                                    ==========    ==========    ============     ===========    ============
Loss before income taxes .........................    (252,304)     (958,045)     (2,041,358)       (469,787)     (2,450,077)
Income tax benefit ...............................    (118,224)     (391,291)       (726,343)       (132,842)             --
                                                    ----------    ----------    ------------     -----------    ------------
Net loss .........................................    (134,080)     (566,754)     (1,315,015)       (336,945)     (2,450,077)
Accretion of transaction costs on redeemable
 convertible preferred stock .....................  $       --    $       --    $     (8,139)    $        --    $     (4,069)
Accrued dividend on redeemable convertible
 preferred stock .................................          --            --        (168,300)             --         (80,001)
                                                    ----------    ----------    ------------     -----------    ------------
Net loss applicable to common shares .............  $ (134,080)   $ (566,754)   $ (1,491,454)    $  (336,945)   $ (2,534,147)
                                                    ==========    ==========    ============     ===========    ============
Basic net loss applicable per common share .......  $    (0.07)   $    (0.26)   $      (0.64)    $     (0.15)   $      (1.01)
                                                    ==========    ==========    ============     ===========    ============
Diluted net loss applicable per common share .....  $    (0.07)   $    (0.26)   $      (0.64)    $     (0.15)   $      (1.01)
                                                    ==========    ==========    ============     ===========    ============
Weighted average common shares outstanding -
 Basic and diluted ...............................   1,875,900     2,162,650       2,319,833       2,245,400       2,519,484
                                                    ==========    ==========    ============     ===========    ============

------------------
(1) Cost of revenues -- professional services includes stock based compensation of $105,539, $-0-, $-0-, $-0-, and $4,187 for the years ended December 31,
    1997, 1998, and 1999 and the three month periods ended March 31, 1999 and 2000 (unaudited), respectively

(2) Selling, general and administrative expenses includes related party legal expenses of $4,751, $21,256, $227,039, $38,642 and $69,427 and consulting expenses of $-0-, $34,333,  $120,833, $31,500 and $25,000 and excludes stock based compensation of $76,189,  $-0-, $111,019,  $1,393 and $538,023 for the
    years ended December 31, 1997, 1998, and 1999 and three month periods ended March 31, 1999 and 2000 (unaudited), respectively

(3) Research and development expenses excludes stock based compensation of $134,506, $17,782, $27,166, $16,218 and $18,268 for the years ended December
    31, 1997, 1998 and 1999 and the three month periods ended March 31, 1999 and 2000, respectively


                See notes to consolidated financial statements.

                                INFORMAX, INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)





                                        COMMON STOCK - VOTING                     COMMON STOCK - NONVOTING
                                      -------------------------            --------------------------------------
                                         ISSUED    OUTSTANDING                ISSUED     OUTSTANDING
                                         SHARES       SHARES      AMOUNT      SHARES        SHARES       AMOUNT
                                      ----------- ------------- ---------- ------------ ------------- -----------
Balance, January 1, 1997 ............  1,146,600    1,146,600    $11,466      989,300       989,300    $   9,893
Purchase of treasury stock ..........         --     (150,000)        --           --      (190,000)          --
Issuance of stock options ...........         --           --         --           --            --           --
Net loss ............................         --           --         --           --            --           --
                                       ---------    ---------    -------      -------      --------    ---------
Balance, December 31, 1997 ..........  1,146,600      996,600     11,466      989,300       799,300        9,893
Share options exercised .............         --           --         --      440,100       440,100        4,401
Issuance of stock options ...........         --           --         --           --            --           --
Amortization of deferred
 compensation on stock
 options ............................         --           --         --           --            --           --
Net loss ............................         --           --         --           --            --           --
                                       ---------    ---------    -------      -------      --------    ---------
Balance, December 31, 1998 ..........  1,146,600      996,600     11,466    1,429,400     1,239,400       14,294
Conversion -- non-voting shares
 to voting ..........................    353,400      353,400      3,534     (353,400)     (353,400)      (3,534)
Issuance of common stock ............         --           --         --       60,000        60,000          600
Share options exercised .............         --           --         --       82,000        82,000          820
Issuance of stock options ...........         --           --         --           --            --           --
Amortization of deferred
 compensation on stock options
 and restricted stock ...............         --           --         --           --            --           --
Accretion of transaction costs on
 redeemable convertible
 preferred stock ....................         --           --         --           --            --           --
Accrual of dividend on
 redeemable convertible
 preferred stock ....................         --           --         --           --            --           --
Net loss ............................         --           --         --           --            --           --
                                       ---------    ---------    -------    ---------     ---------    ---------
Balance, December 31, 1999 ..........  1,500,000    1,350,000     15,000    1,218,000     1,028,000       12,180
Share options exercised .............         --           --               1,250,000            --       12,500
Issuance of stock options ...........         --           --         --           --            --           --
Adjustments to deferred
 compensation for variable
 stock options and restricted
 stock ..............................         --           --         --           --            --           --
Amortization of deferred
 compensation on stock options
 and restricted stock ...............         --           --         --           --            --           --
Accretion of transaction costs on
 redeemable convertible
 preferred stock ....................         --           --         --           --            --           --
Accrual of dividend on
 redeemable convertible
 preferred stock ....................         --           --         --           --            --           --
Net loss ............................         --           --         --           --            --           --
                                       ---------    ---------    -------    ---------     ---------    ---------
Balance, March 31, 2000
 (unaudited) ........................  1,500,000    1,350,000     15,000    2,468,000     1,028,000       24,680
Pro forma conversion of
 nonvoting to voting common
 stock (unaudited) ..................
Pro forma conversion of
 redeemable convertible
 preferred stock to common
 stock (unaudited) ..................
                                       ---------    ---------    -------    ---------     ---------    ---------
Pro forma balance, March 31,
 2000 (unaudited) ...................                           $                                     $
                                       =========    =========    =======    =========     =========    =========

                                           TREASURY STOCK
                                      ------------------------
                                                                 ADDITIONAL
                                                                  PAID-IN       DEFERRED      ACCUMULATED
                                        SHARES       AMOUNT       CAPITAL     COMPENSATION       DEFICIT          TOTAL
                                      ---------- ------------- ------------- -------------- --------------- ---------------
Balance, January 1, 1997 ............       --    $        --   $   212,173   $         -    $    (157,295)  $      76,237
Purchase of treasury stock ..........  340,000       (119,000)            -             -                -        (119,000)
Issuance of stock options ...........       --             --       316,234             -                -         316,234
Net loss ............................       --             --             -             -         (134,080)       (134,080)
                                       -------    -----------   -----------   -----------    -------------   -------------
Balance, December 31, 1997 ..........  340,000       (119,000)      528,407             -         (291,375)        139,391
Share options exercised .............       --             --            --             -                -           4,401
Issuance of stock options ...........       --             --        34,000       (34,000)               -               -
Amortization of deferred
 compensation on stock
 options ............................       --             --             -        17,782                -          17,782
Net loss ............................       --             --             -             -         (566,754)       (566,754)
                                       -------    -----------   -----------   -----------    -------------   -------------
Balance, December 31, 1998 ..........  340,000       (119,000)      562,407       (16,218)        (858,129)       (405,180)
Conversion -- non-voting shares
 to voting ..........................       --             --            --            --                -               -
Issuance of common stock ............       --             --       101,414       (87,014)               -          15,000
Share options exercised .............       --             --        25,622            --                -          26,442
Issuance of stock options ...........       --             --       435,161      (435,161)               -               -
Amortization of deferred
 compensation on stock options
 and restricted stock ...............       --             --            --       138,185                -         138,185
Accretion of transaction costs on
 redeemable convertible
 preferred stock ....................       --             --        (8,139)           --                -          (8,139)
Accrual of dividend on
 redeemable convertible
 preferred stock ....................       --             --      (168,300)           --                -        (168,300)
Net loss ............................       --             --            --            --       (1,315,015)     (1,315,015)
                                       -------    -----------   -----------   -----------    -------------   -------------
Balance, December 31, 1999 ..........  340,000       (119,000)      948,165      (400,208)      (2,173,144)     (1,717,007)
Share options exercised .............       --             --       612,500            --               --         625,000
Issuance of stock options ...........       --             --       500,303      (500,303)              --              --
Adjustments to deferred
 compensation for variable
 stock options and restricted
 stock ..............................       --             --       517,829      (517,829)              --              --
Amortization of deferred
 compensation on stock options
 and restricted stock ...............       --             --            --       560,477               --         560,477
Accretion of transaction costs on
 redeemable convertible
 preferred stock ....................       --             --        (4,069)           --               --          (4,069)
Accrual of dividend on
 redeemable convertible
 preferred stock ....................       --             --       (80,001)           --               --         (80,001)
Net loss ............................       --             --            --            --       (2,450,077)     (2,450,077)
                                       -------    -----------   -----------   -----------    -------------   -------------
Balance, March 31, 2000
 (unaudited) ........................  340,000       (119,000)    2,494,727      (857,863)      (4,623,221)     (3,065,677)
Pro forma conversion of
 nonvoting to voting common
 stock (unaudited) ..................
Pro forma conversion of
 redeemable convertible
 preferred stock to common
 stock (unaudited) ..................  -------    ------------  -----------   -----------    -------------   -------------
Pro forma balance, March 31,
 2000 (unaudited) ...................             $             $             $              $               $
                                       =======    ============  ===========   ===========    =============   =============

                See notes to consolidated financial statements.

                                INFORMAX, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       MARCH 31,
                                           ---------------------------------------------- ------------------------------
                                                1997           1998            1999            1999           2000
                                           -------------- -------------- ---------------- ------------- ----------------
                                                                                           (UNAUDITED)     (UNAUDITED)
Cash flow from operating activities:
 Net loss ................................   $ (134,080)   $   (566,754)   $ (1,315,015)   $ (336,945)    $ (2,450,077)
 Adjustments to reconcile net loss
   to net cash provided by (used
   in) operating activities:
   Depreciation expense ..................       17,945          93,809         272,548        40,754          148,284
   Loss on sale of furniture and
    equipment ............................           --              --           9,840            --            4,312
   Expense related to stock options
    and restricted stock .................      316,234          17,782         138,185        17,611          560,478
   Deferred income tax benefit ...........     (254,403)       (391,291)       (623,223)     (150,069)              --
   Changes in other assets:
    (Increase) decrease in
      accounts receivable ................     (165,251)     (1,184,462)     (1,090,157)      965,077         (902,197)
    (Increase) decrease in income
      tax receivable .....................           --              --        (122,446)                        21,511
    (Increase) decrease in prepaid
      expenses ...........................           --              --        (222,473)       (5,400)          27,534
    Increase in other current
      assets .............................       (8,073)         (1,362)        (23,762)       (5,989)         (25,559)
    Increase in deposits .................       (4,752)         (4,046)        (57,113)      (25,511)          (6,216)
   Changes in other liabilities:
    Increase in accounts payable .........       53,158         346,669          11,020        20,933          508,908
    Increase (decrease) in accrued
      liabilities ........................      117,483         163,647         591,153      (159,512)        (180,095)
    Increase (decrease) in income
      tax payable ........................      125,638          15,307        (151,296)     (151,296)              --
    Increase (decrease) in billings
      in excess of cost on
      government contracts ...............        8,578          56,218         (79,796)       33,345               --
    Increase (decrease) in
      deferred revenue ...................      350,900       1,388,375          72,395       (25,430)         898,317
                                             ----------    ------------    ------------    ----------     ------------
      Cash provided by (used in)
       operating activities ..............      423,377         (66,108)     (2,590,140)      217,568       (1,394,800)
                                             ----------    ------------    ------------    ----------     ------------
Cash flow from investing activities:
 Purchase of furniture and
   equipment .............................       (5,437)        (71,505)     (1,342,908)      (54,882)        (811,977)
 Proceeds from sale of furniture
   and equipment .........................           --              --           9,621            --            3,629
 Increase in shareholder note
   receivable ............................           --              --         (65,000)           --               --
                                             ----------    ------------    ------------    ----------     ------------
      Cash used in investing
       activities ........................       (5,437)        (71,505)     (1,398,287)      (54,882)        (808,348)
                                             ----------    ------------    ------------    ----------     ------------

                                                                                                 THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                        MARCH 31,
                                           ----------------------------------------------   ----------------------------
                                               1997            1998             1999             1999           2000
                                           ------------   --------------   --------------   -------------   ------------
                                                                                             (UNAUDITED)     (UNAUDITED)
Cash flow from financing activities:
 Repayments on capital lease
   obligations .........................      (16,915)         (88,390)        (105,532)         (2,700)      (32,250)
 Proceeds from line of credit ..........           --          140,509          618,239              --       500,000
 Repayments on line of credit ..........           --               --         (268,239)             --            --
 Proceeds from notes payable ...........           --           29,415           92,363          15,193       660,000
 Proceeds from equipment loan
   facility ............................           --               --          960,547              --            --
 Repayments on notes payable ...........       (5,000)         (35,000)        (156,778)        (35,000)      (59,180)
 Purchase of treasury stock ............      (49,000)              --               --              --            --
 Closing costs for Series A
   redeemable convertible
   preferred stock .....................           --               --          (81,385)             --            --
 Proceeds from sale of Series A
   redeemable convertible
   preferred stock .....................           --               --        4,000,000              --            --
 Proceed from issuance of common
   stock ...............................           --               --           15,000             320           125
 Proceeds from share options
   exercised ...........................           --            4,401           17,480              --       624,875
                                              -------          -------        ---------         -------       --------
      Cash (used in) provided by
       financing activities ............      (70,915)          50,935        5,091,695         (22,187)    1,693,570
                                              -------          -------        ---------         -------     ----------
Net increase (decrease) in cash and
 cash equivalents ......................      347,025          (86,678)       1,103,268         140,499      (509,578)
Beginning cash and cash equivalents.....       35,322          382,347          295,669         295,669     1,398,937
                                              -------          -------        ---------         -------     ----------
Ending cash and cash equivalents .......    $ 382,347       $  295,669       $1,398,937       $ 436,168     $ 889,359
                                            =========       ==========       ==========       =========     ==========
Supplemental information on
 noncash investing and financing
 transactions:
 Purchases of equipment through
   capital lease obligations:
 Purchase of equipment .................    $ (97,071)      $ (296,814)      $  (14,581)      $ (14,581)    $      --
 Increase in capital lease
   obligations .........................       97,071          296,814           14,581          14,581            --
                                            ---------       ----------       ----------       ---------     ----------
                                            $      --       $       --       $       --       $      --     $      --
                                            =========       ==========       ==========       =========     ==========
 Purchase of treasury stock through
   note payable:
 Increase in notes payable .............    $  70,000       $       --       $       --       $      --     $      --
 Increase in treasury stock ............      (70,000)              --               --              --            --
                                            ---------       ----------       ----------       ---------     ----------
                                            $      --       $       --       $       --       $      --     $      --
                                            =========       ==========       ==========       =========     ==========
Supplemental cash flow information:
 Cash paid for income taxes ............    $      --       $       --       $  151,296       $      --     $      --
                                            =========       ==========       ==========       =========     ==========
 Cash paid for interest ................    $  18,523       $   59,910       $   83,995       $  15,325     $  44,853
                                            =========       ==========       ==========       =========     ==========


                See notes to consolidated financial statements.

                                 INFORMAX, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999


1.   NATURE OF THE BUSINESS

     InforMax is a global provider of bioinformatic software solutions for the analysis and interpretation of genomic, proteomic and other biomolecular data. Bioinformatic software is a key enabling technology, representing the convergence of molecular biology, information technology and Internet communications. Bioinformatic software, combined with automated laboratory research technologies, enables researchers across the numerous disciplines using a data driven, genomic approach to biological discovery to achieve greater efficiency, productivity and collaboration in their research. The Company's bioinformatic software solutions make it possible for researchers within and across organizations to efficiently organize, integrate, analyze, interpret and visualize diverse and rapidly growing volumes of genomic, proteomic and other biomolecular data. The Company also provides technology consulting services to the National Center for Biotechnology Information (NCBI) under subcontracts.

     InforMax, Inc. was incorporated in Delaware in May 1990 and its majority-owned subsidiary, InforModus SARL, was organized under the tax laws of France in 1997. The Company is headquartered in Rockville,
     Maryland, and has sales offices in Rockville, Maryland; Annapolis, Maryland; San Francisco, California; Denver, Colorado; and Oxford, England.



2.   SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation - The accompanying consolidated financial statements include the accounts of InforMax, Inc., and its 74% ownership interest in its subsidiary. The minority interest is immaterial in relation to the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

     Revenue Recognition - The Company derives revenue principally from four sources: software licensing, maintenance fees, training and consulting services primarily under government contracts. Software licensing, maintenance fees, and training are presented as software license and customer support on the Consolidated Statements of Operations. Consulting services are presented as professional services on the Consolidated Statements of Operations.

     The Company recognizes revenue based on the provisions of Statement of Position (SOP) No. 97-2, Software Revenue Recognition (as amended by SOP No. 98-4 and SOP No. 98-9). Except as noted below, software license fees are recognized as revenue upon the customer's execution of a noncancelable license agreement and the Company's delivery of the software, provided that the fee is fixed and determinable, collectibility is probable, and no customization of the software is required. During 1997 and 1998, maintenance revenue was recognized together with the initial licensing fee on delivery of the software when all of the following were met: (1) the maintenance fee was included with the initial licensing fee, (2) the maintenance revenue to be recognized was for one year or less, (3) the estimated cost of providing maintenance during the arrangement was insignificant, and (4) any unspecified upgrades were expected to be minimal. Revenues from software maintenance contracts that extended beyond one year were recognized ratably over the maintenance period. During 1999 due to the introduction of and increased sales of new modules, product enhancements, and product versions, the Company increased its maintenance support staff, and as a result, the estimated cost of providing maintenance during the arrangement period was no longer deemed insignificant. Therefore beginning in January 1999, revenues from all software maintenance contracts were recognized ratably based upon their vendor specific objective evidence of fair value and recorded over the maintenance period.

                                 INFORMAX, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

     In circumstances where fair value for undelivered elements of a multiple element contract are not determinable, revenue on the contract is entirely deferred until either fair value is determinable or when all elements are delivered, unless the only undelivered element is maintenance, in which case revenue is recognized ratably over the remaining maintenance period. Maintenance contracts provide for technical support and periodic unspecified upgrades. Amounts received in advance of the delivery of products or performance of services are classified as deferred revenues.

     Training is provided on a daily fee basis with revenue recognized as the services are provided.

     Consulting services other than under government contracts are provided on a time and material basis with revenue recognized as the services are provided.

     During 1997 and 1998, the Company's consulting services revenue under government contracts related to services provided under a time and material subcontract and a cost-plus-fixed-fee subcontract. During 1999 the cost-plus-fixed-fee subcontract was converted at the time of renewal to a time and material contract. Revenue under the time and material subcontracts is recognized based on contractual rates as the services are provided. Revenue under the cost-plus-fixed-fee subcontract was recognized as recoverable costs were incurred, including a proportionate amount of the fixed fee. Billings under cost reimbursement contracts are based on provisional rates. The amount reported in the accompanying financial statements as billings in excess of costs results from the difference between the provisional rates billed and the actual rates incurred.

     Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation on property and equipment is computed on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the terms of the related lease. Repairs and maintenance are expensed as incurred; major improvements and betterments are capitalized.

     Software Development Costs - Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After the technological feasibility has been established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Through December 31, 1999, software development has been substantially completed concurrently with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

     Income Taxes - The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value in conformity with accounting principles generally accepted in the United States of America and tax values of assets and liabilities using enacted tax rates for the period in which the differences are expected to reverse.

     Cash and Cash Equivalents - Cash and cash equivalents consist of cash and money market accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risks consist principally of cash, cash equivalents, and accounts receivable. The Company generally does not require collateral on accounts receivable as the majority of its customers are well-established companies, colleges, universities and government entities.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

     The Company maintains its cash and cash equivalents in bank accounts that at times may exceed federally insured limits. At December 31, 1998 and 1999, balances of approximately $48,000 and $1,436,000, respectively, were in excess of the federally insured limit of $100,000. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

     Stock-Based Compensation - In February 1999, the Board of Directors instituted an Equity Incentive Plan (the Plan) intended to qualify as such under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended. In addition, the Company has issued nonqualified stock options.

     The Company follows Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). In accounting for stock options, as permitted by SFAS No. 123, the Company accounts for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, and accordingly, recognizes compensation expense for fixed stock option grants only when the exercise price is less than the fair value of the shares on the date of the grant. Pro forma information is provided for employee stock option grants made in 1997, 1998, and 1999 as if the fair value based method defined in SFAS No. 123 had been applied.

     Evaluation of Long-lived Assets - The Company evaluates the potential impairment of long-lived assets based upon projections of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Management believes no impairment of these assets exists at December 31, 1998 and 1999.

     Fair Value of Financial Instruments - The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies.

     The fair values of the Company's financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses, lines of credit, notes payable and long-term debt approximate their carrying values.

     Disclosure about fair values of financial instruments is based on pertinent information available to management as of December 31, 1998 and 1999. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, current estimates of fair value may differ significantly from the amounts presented herein.

     Advertising - The Company expenses all advertising costs as incurred. Total advertising expense was $3,157, $83,419 and $612,196 for the years ended December 31, 1997, 1998, and 1999, respectively.

     Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the year. Actual results could vary from the estimates that were used.

     Redeemable Convertible Preferred Stock - The Company accretes the increase in the redemption value of its Series A Redeemable Convertible Preferred Stock through a charge to additional paid-in capital based upon the redemption dates prescribed in the Series A Preferred Stock Agreement. The period of accretion begins on the June 1999 issue date and ends on the prescribed redemption date, which is the fifth anniversary of the original issue date.

                                 INFORMAX, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                  YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

     Net Loss Per Share - Basic net loss per share has been computed using the weighted average number of common shares outstanding during the year: diluted net loss per share includes dilutive stock options and convertible preferred stock. Due to net operating losses for each of the three years in the period ended December 31, 1999, the stock options and convertible preferred stock are considered antidilutive.

     Unaudited Pro forma Presentation - Under the terms of the Company's agreements with the holders of the Series A Redeemable Convertible Preferred Stock (see Note 7), all of such preferred stock will be converted automatically into shares of common stock upon the closing of the Company's initial public offering. The unaudited pro forma balance sheet information at March 31, 2000 reflects the conversion of the Series A preferred stock into 2,161,265 shares of common stock as if the conversion occurred on March 31, 2000. In addition, the unaudited pro forma balance sheet information at March 31, 2000 reflects the conversion of the outstanding nonvoting common stock into shares of voting common stock as if the conversion occurred on March 31, 2000.

     Reclassifications - Certain reclassifications have been made to the prior-year financial statements to conform to current-year presentation.

     New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. As amended by Statement of Financial Accounting Standards No. 137, this standard will be effective for the Company for fiscal years and quarters beginning after December 31, 2000, and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 133. The Company is therefore unable to predict the potential impact that adopting SFAS No. 133 will have on its financial position and results of operations when such statement is adopted.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements". This SAB expresses the SEC's views on applying generally accepted accounting principles to revenue recognition in financial statements. The application of this SAB will not have a material impact on the Company's financial statements, however, certain SEC staff interpretations of the SAB have not been published and may have an effect on the applicability of the SAB to the consolidated financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." With the exception of certain provisions which require earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The Company does not expect that the adoption of this Interpretation will have a material impact on its financial statements.


3.   ACCRUED LIABILITIES

     Accrued liabilities consisted of the following as of December 31, 1998 and 1999:

                                                         1998          1999
                                                      ----------   -----------
     Accrued bonuses ..............................    $ 85,000     $182,250
     Accrued interest .............................          --        2,543
     Accrued commissions ..........................     224,070      369,105
     Accrued litigation liability (Note 14) .......          --      228,600
     Other ........................................      32,902      150,627
                                                       --------     --------
       Total ......................................    $341,972     $933,125
                                                       ========     ========

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

4. INCOME TAXES

  The  components  of  the benefit for income taxes for the years ended December
   31, 1997, 1998, and 1999, were as follows:

                                                         1997            1998            1999
                                                    -------------   -------------   -------------
  Current provision (benefit):
    Federal .....................................    $  107,599      $       --      $  (86,495)
    State .......................................        28,580              --         (16,625)
                                                     ----------      ----------      ----------
      Total current provision (benefit) .........       136,179              --        (103,120)
                                                     ----------      ----------      ----------
   Deferred benefit:
    Federal .....................................      (208,291)       (324,627)       (504,380)
    State .......................................       (46,112)        (66,664)       (118,843)
                                                     ----------      ----------      ----------
      Total deferred benefit ....................      (254,403)       (391,291)       (623,223)
                                                     ----------      ----------      ----------
      Total benefit for income taxes ............    $ (118,224)     $ (391,291)     $ (726,343)
                                                     ==========      ==========      ==========

   At December 31, 1998 and 1999, respectively, the components of the Company's deferred tax assets and deferred tax liabilities were as follows:

                                                           1998           1999
                                                       -----------   -------------
  Deferred tax assets:
    Deferred revenue ...............................    $449,643      $  699,667
    Compensation relating to stock options .........      64,341          84,838
    Allowance for doubtful accounts ................       5,793           5,793
    Restricted stock ...............................          --          12,530
    Accrued commissions ............................          --          17,909
    Net operating loss .............................     110,450         493,401
    Research and development tax credit ............      23,500              --
                                                        --------      ----------
      Total deferred tax assets ....................     653,727       1,314,138
                                                        --------      ----------
   Deferred tax liabilities:
    Accelerated depreciation .......................      (8,033)        (36,259)
                                                        --------      ----------
      Total deferred tax liabilities ...............      (8,033)        (36,259)
                                                        --------      ----------
      Net deferred tax assets ......................    $645,694      $1,277,879
                                                        ========      ==========

   At  December  31,  1999,  the  Company  had  a  net  federal  operating  loss
   carryforward   of   approximately  $1,277,600,  expiring  in  2019.  The  net
   operating loss generated in 1998 was carried back to 1996 and 1997 resulting in an income tax receivable of $122,446 as of December 31, 1999. The provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income taxes as a result of the following:



                                                                  1997             1998             1999
                                                             --------------   --------------   --------------
  Statutory U.S. Federal rate ............................        (34.00)%         (34.00)%         (34.00)%

  (Increase) decrease in taxes resulting from: ...........
    State income taxes - net of Federal benefit ..........        ( 4.62)          ( 4.62)          ( 4.38)
    R&D credits ..........................................        ( 8.52)          ( 2.45)               -
    Other ................................................          0.28             0.23             2.80
                                                                  ------           ------           ------
                                                                  (46.86)%         (40.84)%         (35.58)%
    Effective tax rate ...................................        ======           ======           ======


                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999


5. STOCKHOLDERS' EQUITY (DEFICIT)

   Common Stock - The Company has two classes of common stock. These classes include a voting class of common stock (Voting Shares) and a nonvoting class of common stock (Nonvoting Shares). Voting shares have voting rights with respect to all matters customarily reserved to holders of a corporation's common stock under the Delaware General Corporation Law. Except with respect to the lack of voting rights, Nonvoting Shares have all of the rights and interests of the Voting Shares. With respect to the voting rights of the Nonvoting Shares, such shares are only entitled to vote on amendments to the Certificate of Incorporation of the Company that would: (a) increase or decrease the number of authorized nonvoting shares,
   (b) increase or decrease the par value of the nonvoting shares, or (c) alter or change the powers, preferences, or special rights of the Nonvoting Shares.

   In February 1999, the Board of Directors approved a 100:1 stock split of all of the shares of the common stock of the Company issued and outstanding. In connection with the stock split, the Board of Directors approved the increase in the number of authorized shares of voting common stock to 1,595,455 and the increase in the number of authorized shares of nonvoting common stock to 14,931,864. Further, the Board of Directors approved the exchange of 353,400 shares of nonvoting common stock for 353,400 shares of voting common stock by the President/Chief Executive Officer. Shares issued and outstanding have been adjusted retroactively for all periods presented to reflect that change in capital structure.

   In 1999, the Board of Directors granted 60,000 shares of restricted stock to two consultants of the Company. The restricted stock vests over a four-year period and is subject to service and performance requirements. In relation to the issuance of this restricted stock, the Company received $15,000 in cash and recorded compensation expense in the amount of $32,444 during the year ended December 31, 1999 and deferred compensation of $54,570 was included in stockholders' equity (deficit) at December 31, 1999.

   Stock Options - During 1997, the Company granted 940,100 nonqualified stock options to employees and one nonemployee, all such options vesting immediately. The Company recorded compensation expense in the amount of $316,234 during the year ended December 31, 1997 in relation to these options. In 1998, the Company granted 100,000 nonqualified stock options to an employee, originally vesting over a four-year period. The Company recorded compensation expense relating to 1998 options in the amount of $17,782 and $16,218 during the years ended December 31, 1998 and 1999, respectively and deferred compensation of $16,218 and $-0- was included in stockholders' equity (deficit) at December 31, 1998 and 1999, respectively.

   On February 10, 1999, the Board of Directors also instituted the Plan. The Plan provides for up to 3,200,000 shares of common stock of the Company for the granting of restricted stock and incentive stock options to purchase common stock. The exercise price per share for an incentive stock option must be equal to or greater than the estimated fair market value, as determined by the Board committee administering the Plan, on the date of grant. In connection with the issuance of the Series A Redeemable Convertible Preferred Stock, a limit was placed on the number of options that could be granted under the Plan. At December 31, 1999, the total shares that could be issued under the Plan without further approval by the Series A designee to the Board was 2,907,056.

   During 1999, the Company granted 2,286,709 stock options to employees. Out of the total stock option grants, 447,125 options vested immediately, 66,841 options were forfeited or cancelled, with the remaining 1,772,743 options vesting over a four-year period.

   In  February   1999,   the   Board  of  Directors   also  granted   6,549,900
   nonqualified stock options to the

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   three employees who were founders of the Company. These stock options vested immediately. At grant date, the option price was equal to the fair value of the Company's common stock.

   During 1999, the Company also granted 105,000 stock options under three separate nonqualified stock option agreements, one of which is with a non employee director, the other two were with non employee advisors. The non employee director compensation expense was determined based upon the difference between the exercise price and the estimated fair market value of the common stock at the date of grant. For the non employee advisors, total compensation expense was determined monthly based on the fair value of the options earned. These options were granted for a ten-year period and vest over either three, four, or five years. In relation to the issuance of these options, the Company recorded compensation expense in the amount of $53,076 during the year ended December 31, 1999 and deferred compensation of $86,391 was included in stockholders' equity (deficit) at December 31, 1999.

   The Company recorded compensation expense relating to employee options granted during 1999 with exercise prices below the estimated fair market value at the dates of grant in the amount of $36,447, and deferred compensation in the amount of $259,247 which was included in stockholders' equity (deficit) at December 31, 1999.

     Option transactions were as follows:


                                                                                        WEIGHTED AVERAGE
                                                                           SHARES        EXERCISE PRICE
                                                                       -------------   -----------------
  Options outstanding, January 1, 1997 .............................        64,000         $  0.010
    Options granted ................................................       940,100            0.010
                                                                           -------
   Options outstanding, December 31, 1997 ..........................     1,004,100            0.010
    Options granted ................................................       100,000            0.010
    Options exercised ..............................................      (440,100)           0.010
                                                                         ---------
   Options outstanding, December 31, 1998 ..........................       664,000            0.010
    Options granted ................................................     8,941,609            0.500
    Options forfeited or cancelled .................................       (66,841)           0.500
    Options exercised ..............................................       (82,000)           0.213
                                                                         ---------
   Options outstanding, December 31, 1999 ..........................     9,456,768            0.468
                                                                         =========
   Options exercisable as of December 31, 1999 .....................     7,889,704            0.463
                                                                         =========
   Options available for future grant at December 31, 1999 .........       552,188
                                                                         =========

  At December 31, 1999, options outstanding were as follows:




                                    WEIGHTED AVERAGE
                       NUMBER          REMAINING
EXERCISE PRICE      OUTSTANDING     CONTRACTUAL LIFE
----------------   -------------   -----------------
$  0.010               616,000         7.8 years
$  0.500             8,840,768         9.3 years


   The Company has computed the pro forma disclosures required under SFAS No. 123 for all stock options granted as of December 31, 1997, 1998, and 1999. The Company used the minimum value method permitted by SFAS No. 123 for nonpublic entities for 1997 and 1998. The weighted average fair value at the date of grant for options granted during fiscal years 1997, 1998 and 1999 was $.35, $.35 and $1.32 per share, respectively.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   The weighted average assumptions used for options granted during fiscal years 1997, 1998, and 1999 were as follows:

                                           1997         1998         1999
                                        ----------   ----------   ----------
   Risk-free interest rate ..........   6.50%        6.50%        5.20%
   Expected dividend yield ..........   0.00%        0.00%        0.00%
   Expected life ....................   5 years      5 years      4 years
   Volatility factor ................      0%           0%          13%

   The pro forma effects of applying SFAS No. 123 for fiscal years 1997, 1998, and 1999 would be as follows:

                                                            1997             1998              1999
                                                       --------------   --------------   ----------------
   Pro forma net loss ..............................     $ (138,944)      $ (566,897)      $ (1,663,429)
   Pro forma net loss per share - basic ............     $    (0.07)      $    (0.26)      $      (0.72)
   Pro forma net loss per share - diluted ..........     $    (0.07)      $    (0.26)      $      (0.72)

6. NET LOSS PER SHARE

   In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share". This statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is to be computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is to reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

   The weighted average number of common shares outstanding and potential dilutive shares were 2,874,100, 2,805,583 and 10,336,357 relating to stock options and redeemable convertible preferred stock in 1997, 1998, and 1999, respectively.

   For the years ended December 31, 1997, 1998, and 1999, the Company incurred a net loss; therefore, all potential common shares are antidilutive and are not included in the calculation of the diluted net loss per common share.


7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

   On June  22,  1999,  the  Company  entered  into  a  Series A Preferred Stock
   Purchase Agreement (the Agreement) with a purchaser. The Company authorized, issued, and sold 2,161,265 shares of Series A Redeemable
   Convertible Preferred Stock, $.01 par value, for $4,000,000 ($1.85 per share). Each outstanding share of the Series A Redeemable Convertible Preferred Stock is entitled to the number of votes such that the aggregate vote of the holders of the Series A Redeemable Convertible Preferred Stock is equal to the economic stake such shares have in the Company at the record date for the determination of shareholders entitled to vote on such matters. The purchasers of the Series A Redeemable Convertible Preferred Stock, voting as a separate class, exclusive of all other stockholders, are entitled to elect one director of the Company. The holders of the Common Stock, voting as a separate class, exclusive of all other stockholders, are entitled to elect four directors. The holders of the Series A Redeemable Convertible Preferred Stock and the Voting Common Stock, voting as a single class, are entitled to elect one director. Such rights with respect to the election of directors terminate upon the effectiveness of the Company's initial public offering.

   The holder of any such shares of Series A Redeemable Convertible Preferred Stock has the right,

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999


   at its option at any time, to convert any such shares of Series A Redeemable Convertible Preferred Stock into the same number of fully paid and nonassessable shares of Common Stock. Each share of Series A Redeemable Convertible Preferred Stock is convertible into the number of shares of Common Stock that would result from dividing the original issue price per share ($1.85) of the Series A Redeemable Convertible Preferred Stock by the conversion price for the Series A Redeemable Convertible Preferred Stock that is in effect at the time of the conversion. The initial conversion price for the Series A Redeemable Convertible Preferred Stock is the original issue price for the Series A Redeemable Convertible Preferred Stock. The conversion price may be adjusted from time to time upon certain conditions, such as sales of common stock, issuance of options and other common stock events.

   The holders of the Series A Redeemable Convertible Preferred Stock are entitled to receive, out of funds legally available when and if declared by the Board of Directors, cumulative dividends at the annual dividend rate of $.148 per share. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or upon redemption, the holders of the Series A Redeemable Convertible Preferred Stock are first entitled, before any distribution or payment is made with respect to the Common Stock or any other series of capital stock, to be paid out of available funds and assets an amount equal to the "Original Issue Price" ($1.85) for each Series A Redeemable Convertible Preferred Stock as adjusted for common stock events plus, in the case of each share, an amount equal to all accrued dividends unpaid thereon (whether or not declared) and any other dividends declared but unpaid thereon. The undeclared dividends are being accreted to the redemption value. The 1999 accrued dividend of $168,300 is presented on the Consolidated Statements of Operations as an addition to net loss applicable to common shareholders.

   If, at any time, the Company obtains a firm commitment-underwritten public offering of shares of Common Stock in which (i) the aggregate net proceeds of such public offering equals or exceeds $15,000,000 and (ii) the public offering price per share equals or exceeds $5.55 per share (adjusted for common stock event), then effective upon closing of the sales of such shares by the Company pursuant to such public offering, all outstanding shares of Series A Redeemable Convertible Preferred Stock will automatically convert to fully paid nonassessable shares of Common Stock.

   After June 22, 2004, the fifth anniversary of the original issue, at the written request of a majority of the then-outstanding holders of the Series A Redeemable Convertible Preferred Stock to redeem at least 20% of such shares, the Company shall, within 60 days, redeem in cash from legally available funds, the number of shares as requested of the Series A
   Redeemable Convertible Preferred Stock. If the Company does not have sufficient funds legally available to make full payment in cash or if such payment would cause the Company to be in violation of any covenants to lenders  or  others,  then,  within  sixty  days,  the  Company  shall redeem one-third of the Series A Redeemable Convertible Preferred Stock as requested in the redemption notice. An additional third shall be redeemed one year after the redemption notice and the last third shall be redeemed two years after the redemption notice. If the Company is unable to make full payment pursuant to the above, then the Company shall redeem the Series A Redeemable Convertible Preferred Stock in accordance to a payment schedule mutually agreed to by the Company and the holders of the Series A Redeemable Convertible Preferred Stock.

   The redemption price for each share of Series A Redeemable Convertible Preferred Stock shall be equal to the Series A Liquidation Preference. The Series A Liquidation Preference is the Original Issue Price per share, as adjusted for any common stock events, plus all accrued but unpaid dividends whether or not earned or declared.

   The difference between the carrying amounts of the Series A Redeemable Convertible Preferred Stock of $4,095,054 at December 31, 1999, and the redemption amount of $4,168,300, based upon

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999


   the liquidation amount, represents the cost of issuance, which is being accreted pro rata over the period beginning on June 22, 1999 issuance date and ending on the prescribed redemption date, June 22, 2004. The 1999 accretion of $8,139 is presented on the Consolidated Statements of Operations as an addition to net loss applicable to common shareholders.

8. LEASE COMMITMENTS

   Operating Leases - The Company leases its headquarters office space under an operating lease that expires in July 2006. The lease for the headquarters office space contains an escalation clause that provides for increased rentals based on an annual escalation of 1.03 times the preceding year's base rent.

   As of December 31, 1999, the Company was committed to leases for its other sales offices with portions of the leases expiring through June 2003.

   Total rental expense under all office leases for fiscal years 1997, 1998, and 1999 was $61,357, $117,833, and $320,525, respectively. At December 31,
   1999, future minimum lease payments required under noncancelable leases were as follows:

YEAR ENDED DECEMBER 31,
-----------------------
   2000 .................................    $  598,723
   2001 .................................       630,562
   2002 .................................       637,630
   2003 .................................       596,867
   2004 .................................       588,605
   Thereafter ...........................       966,033
                                             ----------
   Total minimum lease payments .........    $4,018,420
                                             ==========

   Capital Leases - The Company is obligated under capital leases for computers and other equipment. The leases expire at various dates through April 2002. The following is a summary of assets under capital leases:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                   1998            1999
  Computer equipment ......................................    $  357,202      $  368,723
  Office equipment ........................................        44,728          31,151
                                                               ----------      ----------
  Total ...................................................       401,930         399,874
  Less: Accumulated depreciation and amortization .........      (100,638)       (222,321)
                                                               ----------      ----------
  Assets under capital lease - net ........................    $  301,292      $  177,553
                                                               ==========      ==========

   Assets under capital lease are depreciated or amortized over three- to five-year lives, with expense totaling $14,991, $85,090, and $128,670 for the years ended December 31, 1997, 1998, and 1999, respectively.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

The future minimum lease payments under capital leases are computed as follows:

YEAR ENDED DECEMBER 31,
-----------------------
     2000 .........................................................    $ 130,940
     2001 .........................................................       85,648
     2002 .........................................................       15,351
                                                                       ---------
                                                                         231,939

   Less: Interest .................................................      (26,438)
                                                                       ---------
   Present value of future minimum capital lease payments .........      205,501
   Less: Current portion ..........................................     (113,293)
                                                                       ---------
   Capital lease obligation, net of current portion ...............    $  92,208
                                                                       =========

9.  NOTES PAYABLE

    In 1997, the Company purchased common stock (treasury stock) from a stockholder for $49,000 cash and a $70,000 note payable. The note payable specified payments of $35,000 in February 1998 and February 1999 and was non-interest bearing.

    In 1998, the Company borrowed $29,415 against an equipment loan facility of $125,000. This note is interest only monthly, convertible on a quarterly basis to a thirty-six month note with principal and interest due monthly. Borrowings under this note are secured by equipment and accounts receivable and bear interest at prime plus 1%, which was 8.75% at December 31, 1998. The agreement is personally guaranteed by the President/Chief Executive Officer. The balance was paid in full during 1999.

10. LINE OF CREDIT AND EQUIPMENT LOAN FACILITY

    At December 31, 1998, the Company had a line of credit in the amount of $400,000 that was payable on demand. Borrowings under this note are secured by accounts receivable of the Company and bear interest at prime plus 2% which was 9.75% at December 31, 1998. The agreement required no financial covenants and was personally guaranteed by the President/Chief Executive Officer.

    In May 1999, the Company paid off the outstanding amount on the original line of credit and outstanding note payable and obtained a new line of credit in the amount of $1,000,000 consisting of an $800,000 secured revolving credit line and a $200,000 equipment line of credit.

    In August 1999, the Company amended (Amendment No. 1) the May 1999 line of credit agreement to increase the maximum availability under the equipment line to $600,000.

    In November 1999, the Company amended (Amendment No. 2) the May 1999 line of credit agreement to increase the maximum availability under each of the revolving credit and the equipment line to $1,000,000. Under this amendment interest rates for the revolving credit line was adjusted to prime plus 1% and the interest rate for the equipment line was adjusted to prime plus 1.25%.

    In 1999, the Company borrowed $960,547 against the equipment loan facility of $1,000,000. Any outstanding amounts within the first six months of the loan plus accrued interest were converted to a term loan. Borrowings under this note are secured by personal property, including equipment, trademarks and accounts receivable of the Company, bear interest at prime plus 1.25% (9.75% at December 31, 1999) and are subject to certain financial covenants. In November

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

   1999, all equipment line advances then outstanding, plus any accrued interest, were converted to a term loan (the "First Term Loan"). All equipment line advances made since the First Term Loan conversion shall be converted into a Second Term Loan in May 2000. Each of the First Term Loan and the Second Term Loan shall provide repayments of principal and interest in thirty equal monthly installments. The Company must also maintain various financial covenants, including minimum cash balance and certain financial ratios. In addition, the Company cannot declare or pay dividends on, or make any distribution with respect to, any class of its equity during the term of this facility.

   At December 31, 1999, the amounts outstanding under the revolving credit line was $550,000 payable by May 2000 with accrued interest due and payable monthly. Borrowings under this note are secured by accounts receivable of the Company and bear interest at prime plus 1% (9.5% at December 31, 1999) and are subject to certain financial covenants.

   The following represents the maturities of the equipment loan facility:

   YEAR ENDED DECEMBER 31,    PRINCIPAL DUE
---------------------------- --------------
     2000 ..................    $337,302
     2001 ..................     397,679
     2002 ..................     225,566
                                --------
     Total .................    $960,547
                                ========


11. RELATED PARTY TRANSACTIONS

    The Company had an arrangement with another company, the president of which is also a member of the Company's Board of Directors, whereby the other company provides advisory and fiduciary oversight services to the Company at an average monthly fee of $2,500. This arrangement ended and was paid in full during July 1999. Total fees paid to the other company under this arrangement totaled $26,000 and $50,000 for the years ended December 31, 1998 and 1999, respectively, and the Company's accrued liability to the other company was $2,000 at December 31, 1998. There was no accrued liability at December 31, 1999.

    The Company engaged a law firm during 1997 and 1998. An attorney at the firm is also a shareholder of the Company. The Company incurred $4,751 and $2,098 in expense to the Firm during 1997 and 1998, respectively. There was no accrued liability at December 31, 1997 and 1998, respectively.

    The Company engaged another law firm during 1998 and 1999. An attorney at the firm is also a shareholder of the Company. The Company incurred $19,158 and $227,039 in expense to the firm and the Company's accrued liability to the firm was $17,158 and $21,806 at December 31, 1998 and 1999, respectively.

    Beginning in 1998, the Company has an arrangement with a shareholder of the Company whereby the shareholder provides consulting services to the Company at an average monthly fee of $4,167. Total fees paid to the shareholder under this arrangement totaled $8,333 and $50,000 for the years ended December 31, 1998 and 1999, respectively, and the Company's accrued liability to the shareholder was $4,167 at December 31, 1998. There was no accrued liability at December 31, 1999.

    Beginning in 1999, the Company has an arrangement with a nonqualified stock option holder of the Company whereby the option-holder provides consulting services to the Company at an average monthly fee of $4,167. Total fees paid to the option-holder under this arrangement

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

    totaled $20,833 for the year ended December 31, 1999.

    On April 6, 1999, the Company loaned the President of the Company $65,000, which is to be paid in full with all unpaid, accrued interest by April 2004. The interest rate of this note is prime plus 1% (9.5% at December 31, 1999). Interest income earned during the year and receivable at December 31, 1999 was $4,360.

12. BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

    The Company operates in one industry segment, the development and sale of computer software programs and related services.

    Two customers accounted for 26% and 23% of total accounts receivable at December 31, 1998. The Company's services to NCBI under two subcontracts accounted for 12% of total accounts receivable at December 31, 1998. One customer accounted for approximately 14% of total accounts receivable at December 31, 1999. The Company's services to the NCBI under two subcontracts accounted for 18% of total accounts receivable at December 31, 1999.

    The Company's professional services provided to the NCBI under two subcontracts accounted for 34% of total revenue for the year ended December 31, 1998 and 27% of revenue for the year ended December 31, 1999. There were no sales to any individual country except for the United States where such sales accounted for 10% or more of total revenue.

    Substantially all assets are held in the United States at December 31, 1998 and 1999.

    Revenues by geographic destination and as a percentage of total revenues are as follows:


                                                YEAR ENDED
                                 -----------------------------------------
                                      1997          1998          1999
                                 ------------- ------------- -------------
  GEOGRAPHIC AREA BY DESTINATION
---------------------------------
  United States ................  $1,843,152    $2,882,439    $ 8,513,617
  International ................     358,570     1,243,806      1,500,808
                                  ----------    ----------    -----------
                                  $2,201,722    $4,126,245    $10,014,425
                                  ==========    ==========    ===========

                                            YEAR ENDED
                                 --------------------------------
                                    1997       1998       1999
                                 ---------- ---------- ----------
  GEOGRAPHIC AREA BY DESTINATION
---------------------------------
  United States ................     84.0%      70.0%      85.0%
  International ................     16.0       30.0       15.0
                                    -----      -----      -----
                                    100.0%     100.0%     100.0%
                                    =====      =====      =====

13. COMMITMENTS

    Employment Agreements - All employees hired in 1999 have employment agreements that entitle them to two weeks of severance in case of termination. In addition, three employees of the Company have employment agreements that entitle these individuals to specified amounts of severance if such individuals are terminated.

14. CONTINGENCIES

    Government Audits - Payments to the Company on subcontracts with prime U.S. Government contractors are subject to adjustment upon audit by various agencies of the U.S. Government. For the years ended December 31, 1997, 1998 and 1999, no audits of costs and the related

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999


   payments have been performed by the various agencies. At December 31, 1998, the Company accrued a potential liability for billings in excess of costs incurred of $79,796 related to a cost-plus-fee contract. In July 1999, this contract was converted to a time and material based contract by signing new agreements. Any potential liabilities from the prior contract ceased under the new agreements. At December 31, 1999, there are no liabilities accrued related to the billing in excess of cost. In the opinion of management, the final determination of these costs and related payments will not have a material effect on the Company's financial position, results of operations, or liquidity.

   Litigation - In late 1998, litigation was filed in France by a former sales representative. A hearing was held in 1999 and according to the decision of the French court, the Company has been directed to pay $228,600 to the former representative. The liability of $228,600 was accrued at December 31, 1999.

15. RETIREMENT PLAN

    Effective January 1, 1999, the Company established a 401(k) retirement plan (the 401(k) Plan) covering all eligible employees, as defined. Under the terms of the 401(k) Plan, participants may defer a portion of their salaries as employee contributions and are immediately 100% vested. The Company may make matching, nonelective or discretionary contributions to the 401(k) Plan. In general, matching and discretionary contributions made by the Company vest ratably over a three-year period. The Company did not make a contribution under this Plan for 1999.

16. SUBSEQUENT EVENTS

    In January 2000, the Company joined in a value-added reseller and comarketing agreement with another company. The Company grants to the other company a nonexclusive worldwide internal use license and value-added reseller license. Each license has a term of two years, and the Company will receive a sublicense fee for each copy of the product sublicensed by the other company.

    In January 2000, the Company joined in agreement with a biotech company to develop a customized version of its software for use by the biotech company in connection with distribution of the biotech company's data through license agreements. The biotech company agrees to pay for the customization of the product on a time-and-materials basis along with any reasonable expenses incurred during the customization of the product. In addition, the Company will receive a fee for each license agreement and an annual maintenance fee per end user for each license and maintenance sale to outside parties by the biotech company.

    In February 2000, the Company increased the line of credit to $3,000,000 and the equipment line of credit to $3,000,000 (equipment loan). Any outstanding amounts on the line of credit are payable by February 2001; however, any accrued interest is due and payable monthly. Borrowings under this line of credit are secured by accounts receivable of the Company and bear interest at prime plus 1.00% and are subject to certain financial covenants, such as minimum cash balances, net worth, and current ratios. Any outstanding amount on the equipment loan within the first six months of the loan plus any accrued interest shall be converted to a term loan in May 2000 with principal-and-interest payments required monthly over a twenty-four month period. Borrowings under this loan are secured by equipment of the Company, bear interest at prime plus 1.25%, and are subject to a minimum level of net worth.

                                INFORMAX, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED )
                 YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999

    On June 7, 2000, the Board of Directors approved the Company's plan to make an initial public offering of up to $100,000,000 of common stock.

    On June 7, 2000 the Board of Directors approved an increase in the number of authorized common shares reserved for issuance under the Company's equity incentive compensation plan to 3,700,000.

    On June 19, 2000, the Company amended (Amendment No. 5) the May 1999 line of credit agreement in connection with a $3 million bridge loan. This amendment provides a $3 million bridge loan to fund the Company's operating expenses and modifies certain financial covenants. All outstanding borrowings under the bridge loan will accrue interest at the prime rate plus 2.5% to be payable monthly beginning on July 15, 2000. All outstanding borrowings under the bridge loan together with any unpaid interest accrued thereon will become due and payable upon the earlier of (i) December 19, 2000 and (ii) the closing date of any initial public offering of any capital stock or any other equity event in which the Company receives an infusion of at least $3 million in cash or non-cash assets from any holder of our capital stock. Generally, in the event that the Company raises any funds through venture financing, private placements of our equity securities, or strategic investors, the Company is obligated to make a prepayment on the bridge loan up to the maximum amount outstanding thereunder. The Company may initially draw up to $1.5 million and up to $500,000 (in increments of $250,000) in subsequent months up to the $3 million maximum amount. In connection with the bridge loan the Company issued to the bank warrants to purchase up to 9,000 shares of common stock. In the event that any amounts under the bridge loan remain due on September 19, 2000, the Company is obligated to issue additional 6,000 warrants to the bank. The warrants are initially exercisable at $10.00 per share, subject to adjustment for certain dilutive issuances. The bank was also issued certain registration rights enabling them to request the Company to include the common stock underlying their warrants in a registration statement filed by the Company

    On June 23, 2000, the Company issued 145,678 shares of common stock in a private sale transaction with three accredited investors and received cash compensation totaling approximately $1.55 million.

    On June 29, 2000, the Company issued 187,970 share of common stock in a private sale transaction to an accredited investor and received cash compensation totaling approximately $2.0 million. In addition, the Company issued warrants to purchase 15,000 shares of common stock. The warrants are initially exercisable at $10.64 per share subject to adjustment for certain dilutive issuances.

    On June 30,  2000,  in  connection  with the  settlement  and payment of the litigation liability of $228,600 to the former sales representative in France (see note 14) the Company purchased from the former sales representative the remaining 26% interest in its subsidiary InforModas SARL for approximately $7,500.

    On April 20, 2000, the president of the Company paid $65,000 toward the interest and principal outstanding under the loan that the Company made in April 1999. On July 7, 2000, the remaining principal and interest of approximately $6,000 was repaid.

17. VALUATION AND QUALIFYING ACCOUNTS

    The  following   table  sets  forth  activity  in  the  Company's   accounts
    receivable reserve accounts:

                                 BALANCE AT                                   BALANCE AT
                                  BEGINNING     CHARGES TO                      END OF
                                  OF PERIOD      EXPENSES      DEDUCTIONS       PERIOD
                                ------------   ------------   ------------   -----------
  Year ended -
  December 31, 1997 .........      $    --        $    --          $ --         $    --
  December 31, 1998 .........           --         15,000            --          15,000
  December 31, 1999 .........       15,000             --            --          15,000

                                  * * * * * *

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.


      Until          ,  2000,  all  dealers effecting transactions in the common stock of InforMax, Inc., whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




                       --------------------------------
                               TABLE OF CONTENTS
                       --------------------------------

                                                      PAGE
                                                 --------------
Prospectus Summary ...........................          3
Risk Factors .................................          9
Special Note Regarding
   Forward-Looking Statements ................         18
Special Note Regarding Market Data ...........         18
Use of Proceeds ..............................         19
Dividend Policy ..............................         19
Capitalization ...............................         20
Dilution .....................................         22
Selected Consolidated Financial Data .........         23
Management's Discussion and Analysis
   of Financial Condition and
   Results of Operations .....................         25
Business .....................................         33
Management ...................................         50
Certain Transactions .........................         58
Principal Stockholders .......................         59
Description of Capital Stock .................         61
Shares Eligible for Future Sale ..............         65
Underwriting .................................         67
Legal Matters ................................         70
Experts ......................................         70
Additional Information .......................         70
Index to Consolidated Financial
   Statements ................................         F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]



                                    SHARES


                                 COMMON STOCK

               ------------------------------------------------
                                   PROSPECTUS
               ------------------------------------------------
                            BEAR, STEARNS & CO. INC.

                           U.S. BANCORP PIPER JAFFRAY

                         ADAMS, HARKNESS & HILL, INC.


                                          , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses payable by us in connection with the registration of the securities offered hereby. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee. .........       *
NASD filing fee ..............................................       *
Nasdaq National Market listing fee ...........................       *
Transfer agent's and registrar's fees. .......................       *
Printing expenses ............................................       *
Legal fees and expenses ......................................       *
Accounting fees and expenses .................................       *
Miscellaneous expenses .......................................       *
                                                                   =====
    Total ....................................................     $  *
                                                                   =====


* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the General Corporate Law of the State of Delaware, InforMax has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). InforMax's bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers.

     InforMax's certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to InforMax and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to InforMax, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     InforMax intends to obtain in conjunction with the effectiveness of this registration statement a policy of directors' and officers' liability insurance that insures InforMax's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of InforMax and its officers and directors for certain liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the registrant has issued unregistered securities to a limited number of persons as described below.

(1) In June 2000, we issued 187,970 shares of our common stock to an accredited investor for approximately $2 million, or $10.64 per share. In exchange for the rendering of certain consulting services, we also issued to the same accredited investor warrants exercisable for 15,000 shares of our common stock at $10.64 per share, subject to certain adjustment.

(2) In June 2000, we issued an aggregate of 145,678 shares of our common stock to three accredited investors for approximately $1.55 million, or $10.64 per share.

(3) In June 2000, we issued warrants exercisable for 9,000 shares of our common stock with an exercise price of $10.00 per share. The warrants were issued in connection with a $3 million bridge loan financing and we received $0.01 per warrant.

(4) In connection with an equipment line, a revolving line of credit and a bridge loan, we have issued notes to the lender covering any outstanding amounts under the credit facilities.

(5) In June 1999, we issued 2,161,265 shares of our Series A preferred stock to FBR Technology Venture Partners II, in exchange for $4,000,000 in cash.

(6) In March 1998, we issued 440,100 shares of our common stock to Dr. Titomirov and two investors in exchange for $4,401.

(7) We have, from time to time, granted options and restricted stock grants to employees, consultants and directors. The following table sets forth certain information regarding such grants:

YEAR                   NUMBER OF SHARES   RANGE OF EXERCISE PRICE
---------------------- ------------------ ------------------------
1997                   940,100            $ 0.01
1998                   100,000            $ 0.01
1999                   8,941,609          $ 0.50
1/1/2000 - 6/30/2000   596,523            $0.50 - $10.64

     The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about InforMax.

     No underwriters were employed in the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS

EXHIBIT NO.     DESCRIPTION
-------------   ---------------------------------------------------------------------------------
 1.1            Underwriting Agreement *

 3.1            Amended and Restated Certificate of Incorporation and Certificate of the
                Designations, Powers, Preferences and Rights of the Series A Convertible
                Preferred Stock

 3.2            Form of Amended and Restated Certificate of Incorporation (proposed, post-offering)*

 3.3            Amended and Restated Bylaws

 3.4            Form of Amended and Restated Bylaws (proposed, post-offering)*

 4.1            Specimen Common Stock Certificate *

 5.1            Opinion of Hogan & Hartson L.L.P. *

10.1            InforMax, Inc. Equity Incentive Plan, Amendment No. 1 thereto dated July 11,
                1999 and Amendment No. 2 thereto dated January 25, 2000

10.2            Employment Agreement between Joseph Lehnen and InforMax, Inc. dated
                April 1, 1999

10.3            Employment Agreement between Timothy Sullivan and InforMax, Inc. dated
                April 1, 1999

10.4            Investor Rights Agreement between InforMax, Inc. and FBR Technology
                Venture Partners II, L.P. dated June 22, 1999

10.5            Non-Preferred Holder Rights Agreement between InforMax, Inc. and each of the Weiss, Peck & Greer entities noted in the Principal Stockholders table dated
                March 29, 2000

10.6            Shareholder's Agreement among InforMax, Inc., Dr. Alex Titomirov, Dr. James
                Bernstein and certain other stockholders, and Amendment No. 1 thereto dated
                August 17, 1999, and Amendment No. 2 thereto dated March 29, 2000

10.7            Loan Agreement between InforMax, Inc. and PNC Bank, National Association dated May 6, 1999, Amendment No. 1 thereto dated August 6, 1999,
                Amendment No. 2 thereto dated November 30, 1999, Amendment No. 3 thereto dated February 7, 2000, Amendment No. 4 thereto dated February 29, 2000 and
                Amendment No. 5 thereto dated June 19, 2000

10.8            Second Amended and Restated Revolving Credit Note dated February 7, 2000

10.9            Third Amended and Restated Line of Credit Note dated February 7, 2000

10.10           Security Agreement between InforMax, Inc. and PNC Bank, National
                Association dated May 6, 1999

10.11           Office Lease Agreement between InforMax, Inc. and Jemal Cayre 6010
                Executive Blvd. L.L.C. dated March 31, 1999, Addendum No. 1 thereto dated
                July 8, 1999 and Addendum No. 2 thereto dated February 1, 2000 and
                Addendum No. 3 thereto dated May 19, 2000

10.12           Letter Agreement between InforMax, Inc. and Management System Designers,
                Inc. dated July 9, 1999, in connection with services to be provided to the
                National Center for Biotechnology Information (NCBI), addendum thereto dated November 22, 1999 and addendum thereto dated November 22, 1999+

EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------------------------
10.13           Technical Services Agreement between InforMax, Inc. and Unisys Corporation dated April 18, 2000 in connection with services to be provided to the National
                Center for Biotechnology Information (NCBI)+

10.14           Bridge Note dated June 19, 2000

10.15           Warrant Purchase Agreement between InforMax, Inc and PNC Bank, National
                Association dated June 19, 2000

10.16           Joinder Agreement between InforMax, Inc. and Paul Capital Partners VI
                Holdings dated June 13, 2000

10.17           Joinder Agreement between InforMax, Inc. and Cogene Biotech Ventures, L.P.
                dated June 29, 2000

10.18           Joinder Agreement between InforMax, Inc. and Gene Fund, LP, Kenson
                Venture, LLC and VitalBio Holdings, Inc. and June 23, 2000

23.1            Consent of Deloitte & Touche LLP

23.2            Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1 hereto) *

24.1            Power of Attorney of Directors (included in signature pages)

27.1            Financial Data Schedule

* To be filed by amendment
+ Confidential Treatment requested as to certain portions of this Exhibit

     (B) FINANCIAL STATEMENT SCHEDULES:

     All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Underwriting Agreement, its Charter or Bylaws or the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, InforMax, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on July 11, 2000.

                                        INFORMAX, INC.

                                   By:  /S/ Dr. Alex Titomirov
                                        -----------------------------------
                                        Dr. Alex Titomirov
                                        Chairman and Chief Executive Officer

     KNOW BY ALL PERSONS, that each person whose signature appears below constitutes and appoints Dr. Alex Titomirov, Dr. James Bernstein and Joseph Lehnen, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          SIGNATURE                          TITLE                     DATE
-----------------------------   -------------------------------   --------------
/S/ Dr. Alex Titomirov          Chairman of the Board of          July 11, 2000
---------------------------      Directors, President and Chief
Dr. Alex Titomirov               Executive Officer (Principal
                                 Executive Officer)

/S/ Joseph Lehnen               Chief Financial Officer           July 11, 2000
---------------------------     (Principal Financial Officer)
Joseph Lehnen

/S/ Dr. James E. Bernstein      Director                          July 11, 2000
---------------------------
Dr. James E. Bernstein

/S/ Harry D'Andrea              Director                          July 11, 2000
---------------------------
Harry D'Andrea

/S/ Hooks Johnston              Director                          July 11, 2000
---------------------------
Hooks Johnston

                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-------------   ---------------------------------------------------------------------------------
 1.1            Underwriting Agreement *

 3.1            Amended and Restated Certificate of Incorporation and Certificate of the
                Designations, Powers, Preferences and Rights of the Series A Convertible
                Preferred Stock

 3.2            Form of Amended and Restated Certificate of Incorporation (proposed, post-offering)*

 3.3            Amended and Restated Bylaws

 3.4            Form of Amended and Restated Bylaws (proposed, post-offering)*

 4.1            Specimen Common Stock Certificate *

 5.1            Opinion of Hogan & Hartson L.L.P. *

10.1            InforMax, Inc. Equity Incentive Plan, Amendment No. 1 thereto dated July 11,
                1999 and Amendment No. 2 thereto dated January 25, 2000

10.2            Employment Agreement between Joseph Lehnen and InforMax, Inc. dated
                April 1, 1999

10.3            Employment Agreement between Timothy Sullivan and InforMax, Inc. dated
                April 1, 1999

10.4            Investor Rights Agreement between InforMax, Inc. and FBR Technology
                Venture Partners II, L.P. dated June 22, 1999

10.5            Non-Preferred Holder Rights Agreement between InforMax, Inc. and each of the Weiss, Peck & Greer entities noted in the Principal Stockholders table dated
                March 29, 2000

10.6            Shareholder's Agreement among InforMax, Inc., Dr. Alex Titomirov, Dr. James
                Bernstein and certain other stockholders, and Amendment No. 1 thereto dated
                August 17, 1999, and Amendment No. 2 thereto dated March 29, 2000

10.7            Loan Agreement between InforMax, Inc. and PNC Bank, National Association dated May 6, 1999, Amendment No. 1 thereto dated August 6, 1999,
                Amendment No. 2 thereto dated November 30, 1999, Amendment No. 3 thereto dated February 7, 2000, Amendment No. 4 thereto dated February 29, 2000 and
                Amendment No. 5 thereto dated June 19, 2000

10.8            Second Amended and Restated Revolving Credit Note dated February 7, 2000

10.9            Third Amended and Restated Line of Credit Note dated February 7, 2000

10.10           Security Agreement between InforMax, Inc. and PNC Bank, National
                Association dated May 6, 1999

10.11           Office Lease Agreement between InforMax, Inc. and Jemal Cayre 6010
                Executive Blvd. L.L.C. dated March 31, 1999, Addendum No. 1 thereto dated
                July 8, 1999 and Addendum No. 2 thereto dated February 1, 2000 and
                Addendum No. 3 thereto dated May 19, 2000

10.12           Letter Agreement between InforMax, Inc. and Management System Designers,
                Inc. dated July 9, 1999, in connection with services to be provided to the
                National Center for Biotechnology Information (NCBI), addendum thereto dated November 22, 1999 and addendum thereto dated November 22, 1999+

EXHIBIT NO.     DESCRIPTION
-------------   --------------------------------------------------------------------------------
10.13           Technical Services Agreement between InforMax, Inc. and Unisys Corporation dated April 18, 2000 in connection with services to be provided to the National
                Center for Biotechnology Information (NCBI)+

10.14           Bridge Note dated June 19, 2000

10.15           Warrant Purchase Agreement between InforMax, Inc and PNC Bank, National
                Association dated June 19, 2000

10.16           Joinder Agreement between InforMax, Inc. and Paul Capital Partners VI
                Holdings dated June 13, 2000

10.17           Joinder Agreement between InforMax, Inc. and Cogene Biotech Ventures, L.P.
                dated June 29, 2000

10.18           Joinder Agreement between InforMax, Inc. and Gene Fund, LP, Kenson
                Venture, LLC and VitalBio Holdings, Inc. and June 23, 2000

23.1            Consent of Deloitte & Touche LLP

23.2            Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1 hereto) *

24.1            Power of Attorney of Directors (included in signature pages)

27.1            Financial Data Schedule

* To be filed by amendment
+ Confidential Treatment requested as to certain portions of this Exhibit